Registration No. 333-165138
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment NO. 1 to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Crude Carriers Corp.
(Exact Name of Registrant as Specified in Its Charter)

Republic of The Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)
Crude Carriers Corp.
3 Iassonos Street,
185 37 Piraeus
Greece
+30 210 458 4950
(Address, including zip code, and
telephone number, including area
code, of Registrant’s principal
executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8800
(Name, address, including zip code,
and telephone number, including
area code, of agent for service)
Copies to:

Jay Clayton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-3445 (telephone number) (212) 558-3588 (facsimile number)	Gregory M. Shaw, Esq. Cravath, Swaine & Moore LLP CityPoint, One Ropemaker Street London, EC2Y 9HR, England +44 207 453 1000 (telephone number) +44 207 860 1150 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(2)(3)	Registration Fee
Common Stock, par value $0.0001 per share(1)	$310,500,000	$22,138.65*

*	Previously paid.

(1)	In accordance with Rule 457(o) of the Securities Act, the number of shares of Common Stock being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(3)	Includes Common Stock that may be sold pursuant to the underwriters’ over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	March 1, 2010

13,500,000 Shares

Common Stock

This is the initial public offering of our Common Stock. No public market currently exists for our Common Stock. We are offering all of the 13,500,000 shares of Common Stock offered by this prospectus. We expect the public offering price to be between $19.00 and $21.00 per share.

We have been cleared to apply to list our Common Stock on the New York Stock Exchange under the symbol “CRU”.

Investing in our Common Stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Common Stock in “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 2,025,000 shares of our Common Stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $           and our total proceeds, before expenses, will be $          .

Following this offering, we will have two classes of stock outstanding, Common Stock and Class B Stock. The rights of the holders of shares of Common Stock and Class B Stock are identical, except with respect to voting and conversion. Each share of Common Stock is entitled to one vote per share. Each share of Class B Stock is entitled to 10 votes per share and is convertible at any time at the election of the holder into one share of Common Stock. The aggregate voting power of the Class B Stock will be limited to a maximum of 49% of the voting power of our outstanding Common Stock and Class B Stock, voting together as a single class.

The underwriters are offering the Common Stock as set forth under “Underwriting.” Delivery of the shares will be made on or about          ,          2010.

UBS Investment Bank	BofA Merrill Lynch	Wells Fargo Securities

Nordea Markets	Oppenheimer & Co.

Cantor Fitzgerald & Co.	Pareto Securities	RS Platou Markets	ING

M/T “Miltiadis M II” 162,397 dwt built April 2006
at Daewoo Shipbuilding & Marine Engineering Co., Ltd, South Korea
M/T “Alexander the Great” 297,958 dwt under construction
at Universal Shipbuilding Corporation, Ariake, Japan

SUMMARY

This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.

Unless we specify otherwise, when used in this prospectus the terms “Crude Carriers,” the “Company,” “we,” “our” and “us” refer to Crude Carriers Corp. References to “Capital Maritime” or “Manager” are to Capital Maritime & Trading Corp. and its subsidiary Capital Ship Management Corp., which will provide to us commercial, technical, administrative and strategic services.

For the definition of some of the shipping and other terms used in this prospectus, please see “Glossary of Shipping Terms” at the end of this prospectus. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.

OVERVIEW

We are a newly formed transportation company incorporated in the Marshall Islands in October 2009 to conduct a shipping business focused on the crude tanker industry. We plan to acquire and operate a fleet of crude tankers that will transport mainly crude oil and fuel oil along worldwide shipping routes. Capital Maritime, an international shipping company, will serve as our Manager. We intend to leverage the expertise and reputation of our Manager to pursue growth opportunities in the crude oil tanker shipping market. We intend to maintain a flexible approach to chartering with the strategy of optimizing our selection of the available commercial opportunities over time. We currently expect to focus on the spot market, including all types of spot market—related engagements such as single voyage or short-term time charters, but retain the ability to evaluate and enter into longer-term period charters, including time- and bareboat charters with terms that may provide for profit sharing arrangements or with returns that are linked to spot market indices. We may also charter-in vessels, meaning we may charter vessels we do not own with the intention of chartering them in accordance with our chartering and fleet management strategy.

We have entered into agreements to acquire three modern, high-specification vessels and will aim to grow our fleet further through timely and selective acquisitions of vessels in a manner that is accretive to our earnings, cash flow and net asset value. We have entered into an agreement to acquire a modern, 2006-built high-specification Suezmax vessel from Capital Maritime, our Manager, at a price of $71.25 million, the average of two independent valuations. We have also entered into agreements to acquire two newbuilt very large crude carrier tankers (“VLCCs”) for $96.5 million each. We will acquire the Suezmax promptly following the consummation of this offering and expect delivery of the VLCCs in March 2010 and June 2010. We intend to finance our fleet primarily with equity and internally-generated cash flow. We have entered into a signed commitment letter with Nordea Bank Finland Plc, London Branch, to obtain a new $100 million revolving credit facility. We intend to utilize this credit facility opportunistically for the future growth of the Company beyond the acquisition of our initial fleet in a manner that will enhance our earnings, cash flow and net asset value. We do not expect to use this credit facility to acquire our initial fleet.

Our operations will be managed, under the supervision of our board of directors, by Capital Maritime as our Manager. Upon the closing of this offering, we will enter into a long-term management agreement pursuant to which our Manager and its affiliates will apply their expertise and experience in the tanker industry to provide us with commercial, technical, administrative and strategic services. The management agreement will be for an initial term of approximately ten years and will automatically renew for additional five-year periods unless terminated in accordance with its terms. We will pay our Manager fees for the services it provides us as well as reimburse our Manager for its costs and expenses incurred in providing certain of these services. In addition, if the management agreement is terminated under certain circumstances, we will pay our Manager a termination payment calculated in accordance with a pre-established formula. Please read “Our Manager and Management Agreement—Management Agreement” for further information regarding the management agreement.

At or prior to the closing of this offering, Crude Carriers Investments Corp., a related party to Capital Maritime, will make a capital contribution to us of $40 million in exchange for shares of our Class B Stock pursuant to a subscription agreement at a price per share equal to the public offering price in this offering. Our Class B Stock grants holders 10 votes per share and therefore we expect Crude Carriers Investments Corp. to have 49% of the voting power of our shares (a percentage that would be higher absent the 49% voting cap on shares of Class B Stock held by any Class B Stock holder, including its affiliates). Upon the completion of this offering, therefore, holders of our Common Stock will have 51% of the voting power in the Company and will have acquired that aggregate position for $270 million, whereas Crude Carriers Investments Corp. will have 49% of the voting power in the Company and will have acquired that position for $40 million. Except as described below, shares of our Common Stock and our Class B Stock have equivalent economic rights. Upon certain transfers, shares of Class B Stock will convert to shares of Common Stock on a one-for-one basis.

Under the subscription agreement between us and Crude Carriers Investments Corp. for Class B Shares, Crude Carriers Investments Corp. will be entitled, so long as Capital Maritime or any of its affiliates is our manager, to subscribe for an additional number of shares of Class B Stock equal to 2.0% of the number of shares of Common Stock issued after the consummation of this offering, excluding any shares of Common Stock issuable upon the exercise of the underwriters’ over-allotment option in this offering. These additional shares of Class B Stock would be issued to Crude Carriers Investments Corp. for additional nominal consideration equal to their aggregate par value of $0.0001 per share. Based on a capital contribution of $40 million by Crude Carriers Investments Corp. and an offering of shares at a price of $20.00 per share (the midpoint of the expected offering price), Crude Carriers Investments Corp. would therefore hold, at the completion of this offering, 2,000,000 shares of Class B Stock and a 12.9 percent economic interest in the Company, while the holders of Common Stock would hold 13,500,000 shares of Common Stock and a 87.1 percent economic interest in the Company.

We intend to distribute to our shareholders on a quarterly basis substantially all of our net cash flow less any amount required to maintain a reserve that our Board determines is appropriate. See “Our Dividend Policy and Restrictions on Dividends.”

OUR RELATIONSHIP WITH CAPITAL MARITIME

One of our key strengths is our relationship with Capital Maritime, our Manager, an international shipping company that owns and manages a fleet of tanker and dry bulk vessels. Capital Maritime has developed relationships with major international charterers including oil majors, traders, shipbuilders and financial institutions through its management team. Capital Maritime is qualified to engage in spot and long-term period business with a number of oil majors including BP p.l.c., Royal Dutch Shell plc, StatoilHydro ASA, Chevron Corporation, ExxonMobil Corporation and Total S.A. and has a history of conducting business with the major traders in the spot market including Vitol Group, ST Shipping and Transport Pte Ltd (the shipping affiliate of Glencore International AG) and Trafigura Beheer BV. We believe that we will benefit from these relationships in various respects, including that Capital Maritime’s qualification to do business with these and other companies will allow us to engage in commercial relationships with those companies without having to satisfy their qualification requirements independently. Capital Maritime’s management team includes several executives with experience in the shipping industry who we believe have a demonstrated track record of managing the strategic, commercial, technical and financial aspects of shipping businesses and maintaining cost-competitive and efficient operations. Because Capital Maritime will own only one tanker vessel upon the consummation of this offering, we do not expect that Capital Maritime will be a significant competitor. We estimate that vessels owned or managed by Capital Maritime ship less than 1% of the world’s seaborne oil.

At the time of this offering, we do not own any vessels. We have entered into a contract with Capital Maritime to acquire the Miltiadis M II, a modern, 2006-built Suezmax crude tanker (the “Initial

Suezmax”), for $71.25 million, the average of two valuations from independent ship brokers (one such broker valued the Initial Suezmax at $71 million and another at between $72 million and $71 million), by purchasing all of the shares of the subsidiary of Capital Maritime that owns it. The Initial Suezmax was constructed by Daewoo Shipbuilding & Marine Engineering Co. Ltd. to include high specification features, including increased maneuvering capacity, adverse weather condition capacity (including ice with a thickness of 0.8 meters or less) and the ability to transport or store crude oil, fuel oil and clean petroleum products. According to industry data, a total of four Suezmax vessels with similar features have been built to date. Consummation of this transaction is contingent on the completion of this offering and it is expected to take place simultaneously with the completion of this offering. The Initial Suezmax is currently employed in the spot market. We believe that the terms of sale for the Initial Suezmax are consistent with similar transactions between unrelated third parties. The Initial Suezmax is currently subject to a mortgage and certain other encumbrances entered into in connection with Capital Maritime’s financing of the purchase of the Initial Suezmax. Prior to consummating the sale of the Initial Suezmax, Capital Maritime will cause the mortgage over the Initial Suezmax to be released and will use its reasonable best efforts to cause the cancellation and discharge of the other encumbrances on the Initial Suezmax in connection with the financing. See “Index to Financial Statements—Cooper Consultants Co.—Notes to Financial Statements—3(b)” for a description of the financing and the encumbrances it created. We expect these encumbrances to be cancelled and released before or at the completion of this offering.

Capital Maritime has agreed to purchase two very large crude carrier tankers newly-built at Universal Shipyards in Japan (the “Universal VLCCs”) for $96.5 million each. Capital Maritime has made a 20% deposit on these vessels. We have entered into contracts with Capital Maritime to acquire its rights to purchase the subisidiaries that hold the rights to the Universal VLCCs upon the consummation of this offering in exchange for a payment equal to the deposit made by Capital Maritime, plus a sale and purchase fee equal to 1% of the purchase price of the Universal VLCCs pursuant to the terms of the management agreement with our Manager. We expect the fee paid to Capital Maritime in connection with the acquisition of each vessel to be $965,000 pursuant to our management agreement with Capital Maritime. We have entered into these contracts with Capital Maritime rather than contracting directly with the entities selling the Universal VLCCs because we did not have the necessary funds available to make the deposits necessary to secure the Universal VLCCs when the opportunity to purchase them arose. Capital Maritime had the means to capitalize on the acquisition opportunity at the time it was presented. Upon the consummation of this offering, we will bear the entire risk of the loss of the $38.6 million deposit on the Universal VLCCs.

Substantially all of the proceeds of this offering and the capital contribution from Crude Carriers Investments Corp. will be used to purchase the Universal VLCCs and the Initial Suezmax. There are various factors that will affect whether and at what times we acquire vessels, but we currently estimate that we will purchase and take delivery of the Initial Suezmax upon the consummation of this offering, expect delivery of one Universal VLCC in March 2010 and expect delivery of the other Universal VLCC in June 2010. We may enter into additional contracts to acquire vessels prior to the consummation of this offering. Various factors could affect our vessel acquisition estimates, including delays in delivery of the Universal VLCCs. Please read the various risks discussed under “Risk Factors—Risk Factors Related to Our Planned Business & Operations—Industry Specific Risk Factors,” especially “—Delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results,” for more information.

Our initial fleet will be comprised of very large crude carrier vessels (known as “VLCCs”) and Suezmax vessels, and while we intend to evaluate all classes of crude tanker vessels, including Aframax and Panamax tanker vessels, for potential future acquisitions we anticipate that our fleet will continue to be comprised primarily of VLCC and Suezmax vessels. In evaluating additional vessel purchases, we plan to focus on modern vessels with specifications that we believe will provide an attractive return on equity and will be accretive to earnings and cash flow. Based on current market prices, we expect the purchase price for such vessels would likely be in a range from $75 million to $100 million for a VLCC vessel and in a range from $55 million to $75 million for a Suezmax vessel. In addition to the Initial

Suezmax, Capital Maritime currently owns one additional modern, double-hull crude oil Suezmax tanker that we may elect to review as a potential acquisition in the future. Any purchase of a vessel from Capital Maritime or its affiliates will be subject to the approval of our Board of Directors. Our Board of Directors may (but is not obligated to) refer the purchase to a committee of independent directors for a recommendation, but our Board of Directors would not be bound by such a recommendation. However, in considering such a transaction, our Board of Directors will consider valuations of the vessel generated by independent third-party brokers.

Following the consummation of this offering, we expect to grant management options to purchase our Common Stock.

We intend to maintain a flexible approach to chartering with the strategy of optimizing our selection of the available commercial opportunities over time. We currently expect to focus on the spot market, including all types of spot market—related employment such as single voyage or short-term time charters, but retain the ability to evaluate and enter into longer-term period charters, including time- and bareboat charters with terms that may provide for profit sharing arrangements or with returns that are linked to spot market indices. Our goal is to provide shareholders with the opportunity to invest in a company with a strategic focus on the tanker market that intends to maintain a strong balance sheet and seeks to distribute regular dividends based on cash flows in excess of any amount required to maintain a reserve that our Board determines is appropriate.

FOUNDATIONS OF OUR BUSINESS

We believe that we will possess a number of strengths that will provide us with a competitive advantage in the tanker shipping industry, including the following:

➢	Our Chairman and Chief Executive Officer, Board of Directors and management team have experience in the shipping industry. Evangelos M. Marinakis, the Chairman of our Board of Directors and our Chief Executive Officer, is the founder and Chief Executive Officer of Capital Maritime and the founder and Chairman of Capital Product Partners L.P., a NASDAQ-listed product tanker company. Over the past 18 years, Mr. Marinakis has overseen the operations of Capital Maritime and its predecessor companies as it has grown from its initial fleet of 7 vessels to 36 owned, managed or contracted vessels today, 19 of which are owned by Capital Product Partners L.P. Mr. Marinakis has also overseen the operations of Capital Product Partners L.P. since its inception in 2007. Our management team also includes Ioannis E. Lazaridis, our President and the Chief Executive and Chief Financial Officer of Capital Product Partners L.P.; Gerasimos G. Kalogiratos, our Chief Financial Officer, who has 8 years of experience in the shipping and finance industries, specializing in shipping finance and vessel acquisitions; and Andreas C. Konialidis, our Chartering Manager, who has over 11 years of experience in the shipping industry, specializing in chartering and commercial management of vessels, and who will oversee our Manager’s chartering activities.

➢	Our Manager has a track record in the commercial management of vessels. Our Manager has a demonstrated track record of managing the commercial, technical and financial aspects implicated by our business. Our Manager’s team is experienced and has displayed expertise in identifying profitable chartering and vessel sale and acquisition opportunities, having purchased and sold a number of vessels and negotiated numerous charters over the past two decades. We expect the experience and expertise of our Manager and its employees to be key to our growth.

➢	We intend to pursue a strategy of low leverage to maintain a strong balance sheet. We will finance our initial fleet primarily with equity and internally-generated cash flow. We have also entered into a signed commitment letter with Nordea Bank Finland Plc, London Branch, to obtain a new $100 million revolving credit facility. Any future vessel acquisitions are expected to be financed primarily through future equity follow-on offerings and internally-generated cash flow. We intend to utilize this credit facility opportunistically for the future growth of the Company beyond the acquisition of our initial fleet in a manner that will enhance our earnings cash flow and net asset value. We do not expect to use this credit facility to acquire our initial fleet. In the event we utilize our credit facility, we expect to maintain low levels of leverage.

➢	We intend to maintain an efficient management structure with competitive operating costs. Our Manager will provide the commercial and technical management of our fleet pursuant to a management agreement (the “Management Agreement”). Capital Maritime will apply its experience in successfully managing the commercial and technical operations of its own fleet, including overseeing and arranging repairs, surveys, inspections in drydock, vetting by charterers, budgeting, operations, sale and purchase transactions and chartering in order to obtain the best possible operating performance from the vessels in our fleet. We expect to realize cost benefits based on a network of providers of vessel supplies, bunkers suppliers, crewing agencies, insurers, and other service providers that Capital Maritime and its management team have established over the years. See “Our Manager and Management Agreement—Management Agreement.” We believe our management structure will enhance the scalability of our business, allowing us to expand our fleet without substantial increases in overhead costs.

➢	We believe we will benefit from Capital Maritime’s history of satisfying the operational, safety, environmental and technical vetting criteria imposed by oil majors and its relationships within the shipping industry. We believe Capital Maritime’s reputation within the shipping industry and its network of relationships with many of the world’s leading oil companies, commodity traders and shipping companies will provide numerous benefits that are key to our long-term growth and success. Capital Maritime is among a limited number of shipping managers that have successfully satisfied the operational, safety, environmental and technical vetting criteria of some of the world’s most selective major international oil companies, including BP p.l.c., Royal Dutch Shell plc, StatoilHydro ASA, Chevron Corporation, ExxonMobil Corporation and Total S.A., and has qualified to do business with them. Although the world’s leading oil companies do not disclose lists of companies qualified to do business with them, we estimate that, historically, at any one time less than approximately 30 shipping managers are qualified to do so. Capital Maritime has also been qualified to charter vessels and enter into spot charter agreements with major refiners and traders such as Sunoco Inc, Koch Industries, Reliance Petrochemical Ltd, Vitol Group, ST Shipping and Transport Pte Ltd (the shipping affiliate of Glencore International AG), Trafigura Beheer BV., LITASCO SA (a subsidiary of Lukoil Oil Company), NOC Petroleum Group, S.A., Independent Petroleum Group, Addax Petroleum Corporation (a subsidiary of China Petrochemical Corporation) and Morgan Stanley. As our Manager, Capital Maritime’s qualification to do business with these and other companies will allow us to engage in commercial relationships with them without having to satisfy their qualification requirements independently. We believe that these relationships of our Manager and its track record within the shipping industry are likely to lead to greater asset acquisition and chartering opportunities for us and will provide significant opportunities for future growth.

➢	We believe we will benefit from Capital Maritime’s ability to form strategic relationships with key players in the shipping industry. Capital Maritime has a history of forming strategic relationships with key players in the shipping industry including oil majors and traders. We believe that the strategic relationships our Manager has cultivated and its history of conducting repeat business will give us an advantage in accessing certain business opportunities and understanding our customers’ commercial requirements. Although we may benefit from Capital Maritime’s prior relationships with oil majors and traders, vessels owned and managed by Capital Maritime do not ship a significant percentage of the world’s seaborne oil.

➢	We intend to acquire a modern, high-quality fleet of tanker vessels. Our initial fleet of vessels will have high specifications and an average age of approximately one year. Further vessel acquisitions will target modern vessels with high specifications. We believe that owning a modern, high-quality fleet is more attractive to charterers, reduces operating costs and allows our fleet to be more reliable, which improves utilization. The tanker shipping industry is highly regulated and we aim to own and operate vessels that satisfy all current and pending safety and environmental regulations. In certain circumstances, we will seek to acquire sister ships that we expect will provide further operating efficiencies. We expect that the combination of these factors will provide us with a competitive advantage in securing favorable employment for our vessels.

BUSINESS STRATEGY

Our strategy is to manage and expand our fleet in a manner that produces strong cash flows, which, in turn, fund dividends to our shareholders. Key elements of our business strategy include:

➢	Strategically deploy our vessels in order to optimize the opportunities in the chartering market. We intend to maintain a flexible approach to chartering with the strategy of optimizing our selection of the available commercial opportunities over time. We currently expect to focus on the spot market, including all types of spot market—related employment such as single voyage or short-term time charters, but retain the ability to evaluate and enter into longer-term period charters, including time- and bareboat charters with terms that may provide for profit sharing arrangements or with returns that are linked to spot market indices. We may also charter-in vessels, meaning we may charter vessels we do not own with the intention of chartering them in accordance with our chartering and fleet management strategy.

➢	Strategically develop and grow our fleet. We intend to acquire modern, high-quality tanker vessels through timely and selective acquisitions of vessels in a manner that is accretive to our earnings and cash flow. We currently view VLCC and Suezmax vessel classes as providing attractive return characteristics but will evaluate all classes of crude oil tanker vessels for potential acquisition, including Aframax and Panamax tankers. A key element of our acquisition strategy will be to pursue vessels at attractive valuations relative to the valuation of our public equity. In the current market, asset values in the tanker shipping industry are tending towards levels significantly below average historical values. We believe that these circumstances present an opportunity for us to seek to establish and then grow our fleet at favorable prices.

➢	Return a substantial portion of our cash flow to shareholders through quarterly dividends. We intend to distribute to our shareholders on a quarterly basis substantially all of our net cash flow less any amount required to maintain a reserve that our Board determines from time to time is appropriate for the operation and future growth of our fleet. See “Our Dividend Policy and Restrictions on Dividends.”

➢	Maintain a strong balance sheet. We believe that primarily using equity and internally-generated cash flows to finance our business will provide for a strong balance sheet and, as a result, greater flexibility to capture market opportunities. Although our use of equity rather than debt financing may result in substantial dilution to our shareholders, we believe that this approach is suited to the current global economic conditions, including the relatively restrictive credit environment. During periods of relatively low charter rates, revenue may be significantly reduced and, for levered companies, debt service can be a significant additional burden and can further limit the opportunities available to such companies by, for example, causing them to enter into long term charters at historically low rates. Currently, the spot market is experiencing a period of substantially low rates as compared to historic averages. Historical tanker spot market rates have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The current global economic crisis has reduced demand for transportation of oil over longer distances. It is our current expectation that spot rates will increase as any significant recovery in the world economy and demand and supply of oil occurs. While a failure to recover from this crisis could leave such rates stagnant or lead to a further decline, we believe that having a strong balance sheet and trading in the spot market will allow us to more quickly capture higher charter rates when they increase while allowing us the flexibility to take advantage of other attractive business opportunities when they arise.

➢	Operate a high-quality fleet. We intend to maintain a modern, high-quality fleet that satisfies all current and pending safety and environmental standards and complies with charterer requirements through our Managers’ comprehensive maintenance program. In addition, our Manager will maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea.

➢	Maintain cost-competitive, highly efficient operations. Under the Management Agreement, Capital Maritime will coordinate and oversee the commercial and technical management of our fleet. We believe that Capital Maritime will be able to do so at a cost to us that would be competitive to what could be achieved by performing these functions in-house and that Capital Maritime’s rates are competitive with those that would be available to us through third-party managers. Vessels managed by Capital Maritime have been distinguished as top performing vessels in the BP fleet in the last two years. We expect the efficiency and operational expertise of the Capital Maritime fleet to provide our vessels with a competitive advantage over other charterers in the market.

OUR DIVIDEND POLICY

We intend to pay a variable quarterly dividend based on our cash available for distribution, which represents net cash flow during the previous quarter less any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the operation and future growth of our fleet, taking into account (among other factors) contingent liabilities, the terms of any credit facilities we may enter into, our other cash needs and the requirements of the laws of the Republic of The Marshall Islands. These reserves may cover, among other things, drydocking, repairs, growth, claims, liabilities and other obligations, debt amortization, acquisitions of additional assets and working capital. Dividends will be paid equally on a per-share basis between our Common Stock and our Class B Stock. The declaration and payment of dividends is at the discretion of our board of directors, and there can be no assurance that we will not reduce or eliminate our dividend. Please read “Our Dividend Policy and Restrictions on Dividends” and “Risk Factors” for a more detailed description of the calculation of cash available for distribution and various factors that could reduce or eliminate our ability to pay dividends.

SUBSCRIPTION AND VOTING ARRANGEMENTS WITH CRUDE CARRIERS INVESTMENTS CORP. AND CERTAIN ARRANGEMENTS WITH CAPITAL MARITIME

At or prior to the closing of this offering, Crude Carriers Investments Corp., a related party to Capital Maritime, will make a capital contribution to us of $40 million in exchange for shares of our Class B Stock pursuant to a subscription agreement (the “Subscription Agreement”) at a price per share equal to the public offering price in this offering. Our Class B Stock grants holders 10 votes per share and therefore we expect Crude Carriers Investments Corp. to have 49% of the voting power of our shares (a percentage that would be higher absent the 49% voting cap on shares of Class B Stock held by any Class B Stock holder, including its affiliates). Upon the completion of this offering, therefore, holders of our Common Stock will have 51% of the voting power in the Company and will have acquired that aggregate position for $270 million, whereas Crude Carriers Investments Corp. will have 49% of the voting power in the Company and will have acquired that position for $40 million. Except as provided in the Subscription Agreement, shares of our Common Stock and our Class B Stock have equivalent economic rights. Upon certain transfers, shares of Class B Stock will convert to shares of Common Stock on a one-for one basis.

Under the Subscription Agreement, Crude Carriers Investments Corp. will be entitled, so long as Capital Maritime or any of its affiliates is our manager, to subscribe for an additional number of shares of Class B Stock equal to 2.0% of the number of shares of Common Stock issued after the consummation of this offering, excluding any shares of Common Stock issuable upon the exercise of the underwriters’ over-allotment option in this offering. These additional shares of Class B Stock would be issued to Crude Carriers Investments Corp. for additional nominal consideration equal to their aggregate par value of $0.0001 per share. Based on a capital contribution of $40 million by Crude Carriers Investments Corp. and an offering of shares at a price of $20.00 per share (the midpoint of the expected offering price), Crude Carriers Investments Corp. would therefore hold, at the completion of this offering, 2,000,000 shares of Class B Stock and a 12.9 percent economic interest in the Company, while the holders of Common Stock would hold 13,500,000 shares of Common Stock and a 87.1 percent economic interest in the Company.

To preserve our ability to have certain items of our income be exempt from United States federal income taxation under Section 883 of the United States Internal Revenue Code of 1986, as amended (the “Code”), our amended and restated articles of incorporation will provide that if, at any time, any person or group other than Crude Carriers Investments Corp. owns beneficially 5% or more of the Common Stock then outstanding, then any Common Stock owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such shareholders that would have been in excess of 4.9% shall be redistributed pro rata among other shareholders of our Common Stock holding less than 5.0% of our Common Stock. In addition, if Crude Carriers Investments Corp., its affiliates, their transferees and persons who acquired such shares with the prior approval of our Board of Directors, owns beneficially, and taking into account all applicable attribution rules under the Code, 50% or more of our Common Stock then outstanding and such shareholders are not qualified shareholders under the applicable U.S. Department of the Treasury (“Treasury”) regulations sufficient to reduce the nonqualified shareholders’ stake in the Common Stock below 50%, then any such Common Stock owned by such shareholders in excess of 49% may not be voted on any matter (except for purposes of nominating a person for election to our board). The voting rights of any such shareholder that is not a qualified shareholder in excess of 49% will be redistributed pro rata among the other Common Stock holders holding less than 4.9% of the Common Stock.

As our Manager, Capital Maritime will manage our business pursuant to the Management Agreement, under which it will provide to us commercial, technical, administrative, investor relations and strategic services. Commercial services primarily involve vessel chartering and vessel sale and purchase. Technical services primarily include vessel operation, maintenance, obtaining appropriate insurance, regulatory, vetting and classification society compliance, purchasing and crewing. Administrative services primarily include accounting, legal and financial compliance services. Investor relations services primarily include assisting with the preparation and dissemination of information, interacting with investors and engaging in public relations activities. Strategic services primarily include providing advice on acquisitions and dispositions, financings, strategic planning and general management of our business. We will pay our Manager a fee for these services and reimburse our Manager for the reasonable direct or indirect expenses it incurs in providing us such services, including the cost of Manager personnel who perform services for us. We expect that Capital Maritime will provide us with the majority of our staff. However, our board of directors and our executive officers have the authority to hire additional staff as they deem necessary.

We will also enter into (a) the business opportunities agreement by which we will have a right to take advantage of certain business opportunities that may be attractive to Capital Maritime and vice versa and (b) an agreement with Crude Carriers Investments Corp. by which we will provide to it and its affiliates registration rights under the Securities Act of 1933, as amended (the “Securities Act”), with respect to shares of our Common Stock and Class B Stock owned by it or them.

For further details about our agreements with Capital Maritime and Crude Carriers Investments Corp., please read “Our Manager and Management Agreement—Management Agreement,” and “Certain Relationships and Related-Party Transactions.”

CORPORATE INFORMATION

We maintain our principal executive offices at 3 Iassonos Street, 185 37 Piraeus, Greece. Our telephone number at that address is +30 210 4584950.

THE OFFERING

Common Stock offered	13,500,000 shares.

15,525,000 shares if the underwriters exercise their over-allotment option in full.

Shares outstanding immediately after this offering	13,500,000 shares of Common Stock (assuming no exercise of the underwriters’ over-allotment option).

2,000,000 shares of Class B Stock (assuming an initial public offering price of $20.00 per share, the mid-point of the range shown on the cover of this prospectus).

Use of proceeds	We intend to use substantially all of the proceeds from this offering, along with the capital contribution from Crude Carriers Investments Corp., to purchase our initial fleet.

Dividend policy	We intend to pay a variable quarterly dividend based on our cash available for distribution, which represents net cash flow during the previous quarter less any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the operation and future growth of our fleet, taking into account (among other factors) contingent liabilities, the terms of any credit facilities we may enter into, our other cash needs and the requirements of the laws of the Republic of The Marshall Islands. These reserves may cover, among other things, drydocking, repairs, growth, claims, liabilities and other obligations, debt amortization, acquisitions of additional assets and working capital. There is no guarantee that we will pay any dividends on our shares of Common Stock in any quarter, and our payment of dividends will be subject to compliance Marshall Islands law.

Class B Stock	Upon the closing of this offering, Crude Carriers Investments Corp. will own all of our outstanding shares of Class B Stock. The Class B Stock is not being registered in this offering. The principal difference between our Common Stock and our Class B Stock is that each share of Class B Stock entitles the holder thereof to 10 votes on matters presented to our shareholders, while each share of Common Stock entitles the holder thereof to only one vote on such matters. However, the voting power of the Class B Stock held by any entity and its affiliates is limited to an aggregate maximum of 49% of the combined voting power of our Common Stock and Class B Stock. Holders of shares of Class B Stock may elect at any time to have such shares converted into shares of Common Stock on a one-for-one basis.

In addition, upon any transfer of shares of Class B Stock to a holder other than Crude Carriers Investments shares Corp. or any of its affiliates, such shares shall automatically and irrevocably convert into shares of Common Stock on a one-for-one basis.

If the aggregate number of shares of Common Stock and Class B Stock beneficially owned by Crude Carriers Investments

Corp. and its affiliates falls below the number of shares of Class B Stock issued to Crude Carriers Investments Corp. for its $40 million subscription made in connection with this offering (estimated to be 2,000,000 shares assuming an initial public offering price of $20 per share, the mid-point of the range shown on the cover of this prospectus, such number of shares to be adjusted for any subdivision or conversion of the Class B Stock) then all shares of our Class B Stock will automatically convert into shares of our Common Stock.

Pursuant to the Subscription Agreement, Crude Carriers Investments Corp. will be entitled, so long as Capital Maritime or any of its affiliates is our manager, to subscribe for an additional number of shares of Class B Stock equal to 2.0% of the number of shares of Common Stock issued, excluding shares of Common Stock issued in this offering, shares of Common Stock issued under our 2010 Equity Incentive Plan (see “Management—2010 Equity Incentive Plan”) and future equity compensation. These additional shares would be issued for additional nominal consideration equal to their par value of $0.0001 per share.

Voting Rights	To preserve our ability to have certain items of our income be exempt from United States federal income taxation under Section 883 of the Code, if, at any time, any person or group other than Crude Carriers Investments Corp. owns beneficially 5% or more of the Common Stock then outstanding, then any Common Stock owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such shareholders in excess of 4.9% shall be redistributed pro rata among other shareholders of our Common Stock holding less than 5.0% of our Common Stock.

Tax considerations	We believe that under current United States federal income tax law, some portion of the distributions you receive from us will constitute dividends, and if you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, then such dividends are expected to be taxable as “qualified dividend income” subject to a maximum 15% United States federal income tax rate (on dividends paid in taxable years beginning before January 1, 2011). Distributions that are not treated as dividends will be treated first as a non-taxable return of capital to the extent of your tax basis in your Common Stock and thereafter as capital gain.

NYSE listing	We have been cleared to apply to have our Common Stock approved for listing on the New York Stock Exchange under the symbol “CRU.”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

RISK FACTORS

Investing in our Common Stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our Common Stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 12.

RISK FACTORS

Any investment in our Common Stock involves a high degree of risk. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our Common Stock. Some of the following risks relate principally to us and our business and the industry in which we operate. Other risks relate principally to the securities market and ownership of our shares.

If any of the following risks actually occurs, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we might not be able to pay dividends on shares of our Common Stock, the trading price of our Common Stock could decline, and you could lose all or part of your investment.

RISK FACTORS RELATED TO OUR PLANNED BUSINESS & OPERATIONS

Industry Specific Risk Factors

The current global economic downturn may negatively impact our business.

In the current global economy, operating businesses have been facing tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Oil demand has contracted sharply as a result of the global economic slow down. Lower demand for crude oil as well as diminished trade credit available for the trading of such cargoes have led to decreased demand for tanker vessels, creating downward pressure on charter rates. See “The International Tanker Shipping Industry—Charter Rates & Asset Values.” If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

➢	We may not be able to employ our vessels at favorable charter rates or operate our vessels profitably.

➢	The market value of our vessels could significantly decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

➢	demand for oil and oil products;

➢	supply of oil and oil products;

➢	regional availability of refining capacity;

➢	acts of God and natural disasters including, but not limited to, hurricanes and typhoons;

➢	global and regional economic and political conditions, including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts;

➢	the distance oil and oil products are to be moved by sea;

➢	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

➢	changes in seaborne and other transportation patterns;

Risk factors

➢	weather;

➢	competition from alternative sources of energy, including nuclear power, natural gas and coal; and

➢	refinery utilization and maintenance.

The factors that influence the supply of tanker capacity include:

➢	the number of newbuilding deliveries;

➢	the scrapping rate of older vessels;

➢	the price of steel;

➢	conversion of tankers to other uses;

➢	the successful implementation of the single hull phase out;

➢	port and canal congestion;

➢	the number of vessels that are out of service; and

➢	environmental and other concerns and regulations.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our tanker vessels will be dependent upon economic growth in the world’s economies, including the Organisation for Economic Co-operation and Development (“OECD”) countries, China and India, seasonal and regional changes in demand, changes in the capacity of the global tanker vessel fleet and the sources and supply of tanker cargo to be transported by sea including output by member states of the Organization for Petroleum Exporting Countries (“OPEC”), West African oil producing countries and the former Soviet Union (“FSU”). Adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The current global economic crisis may reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Changes in the oil markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil will depend upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. In the long-term it is possible that oil demand may be reduced by an increased reliance on alternative energy sources, a drive for increased efficiency in the use of oil as a result of environmental concerns or high oil prices. The current recession affecting the U.S. and world economies may result in protracted reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Risk factors

Charterhire rates for tanker vessels are volatile and are currently at relatively low levels as compared to recent levels and may further decrease in the future, which may adversely affect our earnings.

Oil tanker charterhire rates are sensitive to changes in demand for and supply of vessel capacity and consequently are volatile. Pricing of oil transportation services occurs in a highly competitive global tanker charter market. Charterhire rates are at relatively low rates as compared to recent levels. See “The International Tanker Shipping Industry—Charter Rates & Asset Values.” There can be no assurance that the tanker charter market will recover over the next several months and the market could continue to decline further. These circumstances, which result from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for tanker shipping, including, among other things:

➢	an absence of financing for vessels;

➢	no active second-hand market for the sale of vessels;

➢	extremely low charter rates, particularly for vessels employed in the spot market, which might not be sufficient to cover for the vessel’s operating expenses;

➢	widespread loan covenant defaults in the tanker shipping industry; and

➢	declaration of bankruptcy by some operators, traders and shipowners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

The process for obtaining longer period charters is highly competitive.

Medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

➢	the operator’s environmental, health and safety record;

➢	compliance with the International Maritime Organization (“IMO”) (the United Nations agency for maritime safety and the prevention of marine pollution by ships) standards and the heightened industry standards that have been set by some energy companies;

➢	shipping industry relationships, reputation for customer service, technical and operating expertise;

➢	shipping experience and quality of ship operations, including cost-effectiveness;

➢	quality, experience and technical capability of crews;

➢	the ability to finance vessels at competitive rates and overall financial stability;

➢	relationships with shipyards and the ability to obtain suitable berths;

➢	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

➢	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

➢	competitiveness of the bid in terms of overall price.

Risk factors

We may have trouble competing for medium- to long-term charters and our entry into such charters could negatively impact our returns.

It is likely that we will face substantial competition for medium- to long-term charter business from a number of experienced companies. Many of these competitors might have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for medium- to long-term charters.

As a result of these factors, we may be unable to expand our relationships with customers or obtain new customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. However, if we employ our vessels under longer term time charters or bareboat charters, our vessels may not be available for trading in the spot market during an upturn in the tanker market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

Failure to fulfill oil majors’ vetting processes might adversely affect the employment of our vessels in the spot and period market.

Shipping in general and crude oil, refined product and chemical tankers in particular have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements—whether imposed by the classification societies, international statutes, national and local administrations or industry—must be complied with in order to enable a shipping company to operate and a vessel to trade.

Traditionally there have been relatively few commercial players in the oil trading business and the industry is continuously being consolidated. The so called “oil majors,” such as ExxonMobil, BP p.l.c., Royal Dutch Shell plc, Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping (terminals) of crude and oil products world-wide.

Concerns for the environment have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners, especially vessels and vessel operators. The vetting process has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel operator.

While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (“OCIMF”), have developed and are implementing two basic tools: (a) a Ship Inspection Report Programme (“SIRE”); and (b) the Tanker Management & Self Assessment (“TMSA”) Program. The former is a ship inspection based upon a thorough Vessel Inspection Questionnaire (“VIQ”), and performed by OCIMF-accredited inspectors, resulting in a report being logged on SIRE. The report is an important element of the ship evaluation undertaken by any oil major when a commercial need exists.

Based upon commercial needs, there are three levels of assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major’s terminals; (b) voyage charter, which will clear the vessel for a single voyage; and (c) term charter, which will clear the vessel for use for an extended period of time.

While for the terminal use and voyage charter relationships a ship inspection and the operator’s TMSA will be sufficient for the assessment to be undertaken, a term charter relationship also requires a thorough office audit. An operator’s request for such an audit is by no means a guarantee one will be performed; it will take a long record of proven excellent safety and environmental protection on the

Risk factors

operator’s part as well as high commercial interest on the part of the oil major to have an office audit performed.

Few ship management companies worldwide are evaluated by the oil majors and even fewer complete the evaluation successfully.

We will be dependent on spot charters and period charters with profit sharing arrangements, which are dependent on spot market fluctuations and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

Since we intend to charter a significant proportion of our vessels in the spot market, or place them on period charters with profit sharing arrangements, which are dependent on spot market fluctuations, we will be exposed to the cyclicality and volatility of the spot charter market and will be highly dependent on spot market charter rates.

Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends.

Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to obtain or renew the charters on our vessels, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

We may derive a significant portion of our revenues from a limited number of customers, and the loss of any customer or charter or vessel could result in a significant loss of revenues and cash flow.

To the extent we derive a significant portion of our revenues and cash flow from a limited number of customers, a loss of a customer could result in a significant loss of revenues and cash flow. We could lose a customer or the benefits of a charter if:

➢	the customer faces financial difficulties forcing it to declare bankruptcy or making it impossible for it to perform its obligations under the charter, including the payment of the agreed rates in a timely manner;

➢	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

➢	the customer tries to re-negotiate the terms of the charter agreement due to prevailing economic and market conditions;

➢	the customer exercises certain rights to terminate a charter or purchase a vessel;

Risk factors

➢	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter;

➢	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer; or

➢	The customer terminates the charter because we fail to comply with the strict safety, environmental and vetting criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

We may derive a significant portion of our revenues from time to time from medium- to long-term time charters (including bareboat charters).

If we lose a key charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of charters. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. Until such time as the vessel is re-chartered, we may have to operate it in the spot market at charter rates, which may not be as favorable to us as medium- to long-term charter rates that may be prevailing at the time.

Under certain charter agreements, a customer may be granted the right to purchase the vessel being chartered. If this right is exercised, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

The loss of any of our customers, time or bareboat charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Changes in charter rates could negatively impact our returns.

We may enter into agreements pursuant to which we agree to charter-in vessels. If the rates to charter-in vessels decline prior to us chartering out the vessels we have chartered in, our business, results of operations, cash flows, financial condition and ability to pay dividends could be negatively impacted.

An over-supply of tanker vessel capacity may lead to reductions in charterhire rates and profitability.

The market supply of tanker vessels has been increasing as a result of the delivery of substantial newbuilding orders over the last few years, which, based on the current order book is expected to continue into 2011. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2007, 2008, and 2009 to date. In addition, the rate of newbuilding supply might accelerate in 2010. An oversupply of tanker vessel capacity may result in a reduction of charterhire rates. If such a reduction continues, we may only be able to charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Risk factors

Delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.

We expect to acquire two newbuilt VLCCs, the delivery of which could be delayed, not completed or cancelled, which would delay our receipt of revenues under charters or other contracts related to the vessels. The shipbuilder could fail to deliver the newbuilding vessel as agreed or we could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages. The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of: quality or engineering problems; changes in governmental regulations or maritime self-regulatory organization standards; work stoppages or other labor disturbances at the shipyard; bankruptcy or other financial crisis of the shipbuilder; a backlog of orders at the shipyard; political or economic disturbances; weather interference or catastrophic event, such as a major earthquake or fire; requests for changes to the original vessel specifications; shortages of or delays in the receipt of necessary construction materials, such as steel; inability to finance the construction or conversion of the vessels; or inability to obtain requisite permits or approvals. If delivery of a vessel is materially delayed, it could materially adversely affect our results of operations and financial condition and our ability to pay dividends. Although the building contracts typically incorporate penalties for late delivery, we cannot assure you that the vessels will be delivered on time or that we will be able to collect the late delivery payment from the shipyards.

We cannot assure you that we will realize the expected benefits of our agreements to acquire the Universal VLCCs, scheduled to be delivered in March and June of 2010.

We will purchase from Capital Maritime the companies holding the contracts to acquire the Universal VLCC newbuildings for approximately $96.5 million per vessel. The two vessels are scheduled to be delivered in March and June of 2010. The delivery of the vessels is subject to the completion of customary documentation and closing conditions. Although we anticipate that the acquisition will be accretive, we cannot assure you that we will realize the expected benefits of the acquisition. Further, it is possible that the shipyard may fail to perform under the agreements, which might result in our being unable to purchase the vessels and having to write off the $38.6 million deposit for which we will reimburse Capital Maritime at closing. We cannot assure you that we will be able to repossess the vessels under construction or their parts in case of a default of the shipyard and, while we may have refund guarantees, we cannot assure you that we will be able to collect or that it will be in our interest to collect these guarantees.

New vessels may experience initial operational difficulties.

New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems. Normally, we will receive the benefit of a warranty from the shipyard for new buildings, but we cannot assure you that the warranty will be able to resolve any problem with the vessel without additional costs to us.

The secondhand market for suitable vessels is currently slow, which may impede our ability to acquire suitable vessels and grow our fleet.

Although the secondhand sale and purchase market for tankers has traditionally been relatively liquid, activity in 2009 was much lower. Few VLCC, Suezmax, Aframax and Panamax crude tankers have been sold in that time, and even fewer of these vessels have been modern. See “The International Tanker Shipping Industry—Charter Rates & Asset Values.” Because we anticipate that our fleet will be comprised primarily of VLCC and Suezmax vessels (although we intend to evaluate all classes of crude

Risk factors

tanker vessels, including Aframax and Panamax tanker vessels, for potential future acquisitions), should the secondhand tanker market remain relatively illiquid, we may have to purchase some or all of our fleet as newbuilding vessels. This could increase the purchase cost of our fleet and delay the growth of our fleet, as orders for newbuilding vessels typically take 14 to 36 months to fulfill. Please see “—Risk Factors Related to Our Planned Business & Operations—Company Specific Risk Factors—We will be required to make substantial capital expenditures to grow the size of our fleet, which may diminish our ability to pay dividends, increase our financial leverage, or dilute our shareholders’ ownership interest in us” for more information on certain risks associated with buying newbuilding vessels.

The market values of our vessels may decrease, which could adversely affect our operating results, cause us to breach one or more covenants in any credit facility we may enter into, or limit the total amount we may borrow under such a credit facility.

Tanker values declined in 2009, estimated to have begun in the summer of 2008. If the book value of one of our vessels is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our financial results. Also, if we enter into a credit facility in the future, certain covenants of that credit facility may depend on the market value of our fleet. If the market value of our fleet declines, we may not be in compliance with certain provisions of the credit facility, and we may not be able to refinance our debt or obtain additional financing under the credit facility. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Decreases in shipments of crude oil may adversely affect our financial performance.

The demand for our oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, along with crude oil from the FSU. Decreases in shipments of crude oil from these geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

➢	increased crude oil production from other areas;

➢	increased refining capacity in the Arabian Gulf, West Africa or the FSU;

➢	increased use of existing and future crude oil pipelines in the Arabian Gulf, West Africa and the FSU;

➢	a decision by Arabian Gulf, West African and the FSU oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production; and

➢	armed conflict in the Arabian Gulf and West Africa and political or other factors.

A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for crude oil from the mentioned geographical areas. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. In the long-term it is possible that oil demand may be reduced by an increased reliance on alternative energy sources, a drive for increased efficiency in the use of oil as a result of environmental concerns or high oil prices. One such factor is the price of worldwide crude oil. The world’s oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008. Decreases in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance.

Risk factors

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our ordinary shares to decline.

Over the last year, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission (“SEC”), other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

A further economic slowdown in the OECD area and the Asia Pacific region could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our ordinary shares to decline.

A significant number of the port calls we expect our vessels to make will likely involve the loading or discharging of cargo in ports in OECD countries and the Asia Pacific region. As a result, a negative change in economic conditions in any OECD country or in any Asia Pacific country, and particularly in China or Japan, could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, although the growth rate of China’s economy slowed significantly in 2008 and 2009. We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Moreover, a significant or protracted slowdown in the economies of the United States, the European Union (the “EU”) or various Asian countries may adversely affect economic growth in China and elsewhere.

We will be subject to regulation and liability under environmental and operational safety laws and conventions that could require significant expenditures, affect our cash flows and net income and could subject us to significant liability.

Our operations will be affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general. Our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage or increased policy costs for environmental matters or result in the denial of access

Risk factors

to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels, and third-party claims for personal injury or property damage.

The United States Oil Pollution Act of 1990 (“OPA”) affects all vessel owners shipping oil or petroleum products to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault of owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability.

In addition to complying with OPA, relevant U.S. Coast Guard regulations, IMO regulations, such as Annex IV and Annex VI to the International Convention for the Prevention of Pollution from Ships (“MARPOL”), EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

For example, amendments to revise the regulations of MARPOL regarding the prevention of air pollution from ships were approved by the Marine Environment Protection Committee (“MEPC”) and formally adopted at MEPC’s 58th session held in October 2008. The amendments establish a series of progressive standards to further limit the sulphur content in fuel oil, which would be phased in through 2020, and new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. The amendments are expected to enter into force under the tacit acceptance procedure in July 2010, or on some other date determined by the MEPC.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases) and ballast treatment and handling. For example, legislation and regulations that require more stringent controls of air emissions from ocean-going vessels are pending or have been approved at the federal and state level in the U.S. Such legislation or regulations may require significant additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations. In addition, various jurisdictions, including the IMO and the United States, have proposed or implemented requirements governing the management of ballast water to prevent the introduction of non-indigenous invasive species having adverse ecological impacts. For example, the IMO has adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“BWM Convention”) which calls for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will enter into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. As of December 31, 2009, 21 states, representing about 22.63% of the world’s merchant shipping tonnage, have ratified the BWM Convention. In the United States, ballast water

Risk factors

management legislation has been enacted in several states, and federal legislation is currently pending in the U.S. Congress. In addition, the U.S. Environmental Protection Agency (“EPA”) has also adopted a rule which requires commercial vessels to obtain a “Vessel General Permit” from the U.S. Coast Guard in compliance with the Federal Water Pollution Control Act regulating the discharge of ballast water and other discharges into U.S. waters. Significant expenditures for the installation of additional equipment or new systems on board our vessels and changes in operating procedures may be required in order to comply with existing or future regulations regarding ballast water management, along with the potential for increased port disposal costs. Other requirements may also come into force regarding the protection of endangered species which could lead to changes in the routes our vessels follow or in trading patterns generally and thus to additional capital and operating expenditures. Furthermore, new environmental laws and regulatory requirements regarding greenhouse gas emissions can be expected to come into effect in a number of jurisdictions in the future that will affect our operations, fuel costs and capital expenditures.

Additionally, as a result of marine accidents we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. In addition, legislation is being discussed that would subject vessels to centralized routing. Future incidents may result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Increased inspection procedures by port authorities or other authorities and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (“SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (“ISPS Code”). The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. For a further description of the various requirements, please see “Business—Environmental and Other Regulations—Vessel Security Regulations.”

The U.S. Coast Guard has developed the Electronic Notice of Arrival/Departure (“e-NOA/D”) application to provide the means of fulfilling the arrival and departure notification requirements of the U.S. Coast Guard and U.S. Customs and Border Protection (“CBP”) online. Prior to September 11, 2001, ships or their agents notified the Marine Safety Office/Captain Of The Port zone within 24 hours of the vessel’s arrival via telephone, fax, or e-mail. Due to the events of September 11, 2001, the U.S. Coast Guard’s National Vessel Movement Center (“NVMC”)/Ship Arrival Notification System was set up as part of a U.S. Department of Homeland Security initiative. Also, as a result of this initiative,

Risk factors

the advance notice time requirement changed from 24 hours to 96 hours (or 24 hours, depending upon normal transit time). Notices of arrival or departure continue to be submitted via telephone, fax, or e-mail, but are now to be submitted to the NVMC, where watch personnel enter the information into a central U.S. Coast Guard database. Additionally, the National Security Agency has identified certain countries known for high terrorist activities and if a vessel has either called some of these identified countries in its previous ports or the members of the crew are from any of these identified countries, more stringent security requirements must be met.

On June 6, 2005, the Advanced Passenger Information System (“APIS”) Final Rule, 19 C.F.R. §§ 4.7b and 4.64, became effective. Pursuant to these regulations, a commercial carrier arriving into or departing from the United States is required to electronically transmit an APIS manifest to CBP through an approved electronic interchange and programming format. All international commercial carriers transporting passengers or crewmembers must obtain an international carrier bond and place it on file with the CBP prior to entry or departure from the United States. The minimum bond amount is $50,000.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipping activities uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We plan to operate our vessels worldwide, and as a result, our vessels will be exposed to international risks that could reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels will be at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting, which could reduce our revenue or increase our expenses.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or

Risk factors

our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (“JWC”) “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends.

In response to piracy incidents in 2008 and 2009, particularly in the Gulf of Aden off the coast of Somalia, following consultation with regulatory authorities, we may station armed guards on some of our vessels in some instances. While our use of guards is intended to deter and prevent the hijacking of our vessels, it may also increase our risk of liability for death or injury to persons or damage to personal property. If we do not have adequate insurance in place to cover such liability, it could adversely impact our business, results of operations, cash flows, financial condition and ability to pay dividends.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to pay dividends.

Risk factors

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income.

The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts.

If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on the ability of our Manager, any affiliated or sub-contracting parties they may contract with on our behalf, and us to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Any inability our Manager, our third party technical managers, or we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business.

We plan for our vessels to be manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many

Risk factors

jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel’s registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Increases in fuel prices could adversely affect our profits.

Spot charter arrangements generally provide that the vessel owner or pool operator bear the cost of fuel in the form of bunkers, which is a significant vessel operating expense. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay dividends. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Given that the vessel owner or pool operator bears the cost of fuel under spot charters, the recent volatility in fuel prices is one factor affecting profitability in the tanker spot market. To profitably price an individual charter, the vessel owner or pool operator must take into account the anticipated cost of fuel for the duration of the charter. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater or lesser cost than originally anticipated and may result in losses or diminished profits. As an example of the volatility of fuel prices, in the last 12 months, the purchase price in the port of Fujairah, United Arab Emirates, of one of the most common fuels used by tanker vessels has fluctuated from approximately $254 to $495 per metric ton. The price of fuel also varies from port to port.

COMPANY SPECIFIC RISK FACTORS

We have no operating history on which you can evaluate our business strategy.

We are a recently-formed company with no operating history and will have no assets prior to the closing of this offering other than a capital contribution from Crude Carriers Investments Corp. Accordingly, there can be no assurance that our business strategy and operations will be successful.

We may not be able to establish our operations or implement our growth effectively.

Our business plan will primarily depend on identifying suitable vessels that are in good condition, acquiring these vessels at favorable prices and profitably employing them on charters to establish and expand our operations. There can be no assurance that we will be able to identify vessels that are suitable for our business plan. Furthermore, the price of vessels is volatile and beyond our control, and

Risk factors

any purchase of a vessel involves the risk of misjudging the value of the vessel and of purchasing the vessel at a price higher than what we could have paid had we purchased the vessel at another time. In addition, there can be no assurance that the vessels we identify and acquire will perform at the levels we expect at the time they are acquired.

Our business plan will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

➢	identify suitable vessels or shipping companies for acquisitions or joint ventures to establish our initial fleet and grow our fleet in the future;

➢	successfully integrate any acquired vessels or businesses with our existing operations; and

➢	obtain required financing for our existing and any new operations.

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. In addition, competition from other companies, many of which have significantly greater financial resources than do we or Capital Maritime, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels or businesses could adversely affect our business, financial condition and results of operations. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

➢	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

➢	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel we acquire proves not to be in good condition;

➢	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

➢	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

➢	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or

➢	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Moreover, we plan to finance potential future expansions of our fleet primarily through equity financing, which we expect will mainly consist of issuances of additional shares of our Common Stock, and internally-generated cash flow. We also expect to enter into a credit facility that we will use opportunistically for the growth of the Company beyond our initial fleet in a manner that will enhance our earnings, cash flow and net asset value. If we are unable to complete equity issuances at prices that we deem acceptable, our internally-generated cash flow is insufficient, or we cannot enter into a credit facility on favorable terms, we may need to revise our growth plan or consider alternative forms of financing.

Risk factors

Our earnings may be adversely affected if we do not successfully employ our vessels on time charters, in pools or take advantage of the current spot market on which we will heavily depend. Any decrease in spot charter rates may adversely affect our earnings and our ability to pay dividends.

We intend to employ a significant number of our vessels in the spot market, on certain short time charters, which are spot related, or in vessel pools trading in the spot market. Our financial performance will therefore be substantially affected by conditions in the tanker vessel spot market. The spot market is highly volatile and fluctuates based upon vessel and cargo supply and demand. Significant fluctuations in charter rates will result in significant fluctuations in the utilization of our vessels and our profitability. Although we may charter out some of our vessels on long-term time charters when we want to lock in favorable charter rates and generate predictable revenue streams, our vessels that are committed to time charters may not be available for spot voyages during an upswing in the shipping industry, when spot voyages might be more profitable. In addition, vessels may experience repeated periods of unemployment between spot charters. The successful operation of our vessels in the spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo, or ballast time. In the past, there have been periods when spot rates have declined below the operating cost of vessels. Future spot rates may decline significantly and may not be sufficient to enable our vessels trading in the spot market to operate profitably or for us to pay dividends and may have a material adverse effect on our cash flows and financial condition.

Capital Maritime and its affiliates may compete with us or claim business opportunities that would benefit us.

Aside from the Initial Suezmax, of the 36 vessels currently owned, managed or contracted by Capital Maritime, Capital Maritime owns and manages one vessel and manages another vessel that engage in activities similar to those we intend to conduct. In addition, Capital Maritime may otherwise compete with us and is not contractually restricted from doing so. The Business Opportunities Agreement will specify that we will have a right to take advantage of certain business opportunities, including certain spot charter, period charter, bareboat charter and vessel purchase opportunities. However, we will have a limited time period within which to exercise such right after which Capital Maritime will have the right to take advantage of any such opportunities for its own account. For example, we will have (a) a maximum of 48 hours to take advantage of period and bareboat charter opportunities, (b) a reasonable amount of time in light of the facts and circumstances to take advantage of spot charter opportunities, (c) 120 hours (and an additional 72 hours upon our request) to take advantage of vessel acquisition opportunities and (d) a maximum of 120 hours to take advantage of other business opportunities. These provisions may not materially restrict Capital Maritime’s ability to compete with us or claim business opportunities that would benefit us, and competition from Capital Maritime could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Please read “Certain Relationships and Related-Party Transactions—Business Opportunities Agreement” for more information, including further detail regarding the time period within which we must exercise our right to take advantage of business opportunities.

Our strategy of financing vessel acquisitions primarily through equity offerings and our earnings may adversely affect our growth and earnings.

We plan to finance acquisitions for our fleet primarily through equity offerings and internally—generated cash flows. While we have entered into a commitment to obtain a revolving credit facility that will allow us to make opportunistic purchases of vessels, we do not anticipate entering into a credit facility of sufficient size to allow us to make large additions to our fleet solely through borrowings. Accordingly, if we are unable to complete equity offerings on acceptable terms or at all, or if our

Risk factors

earnings are insufficient, we may be unable to take advantage of strategic opportunities to expand our fleet. As a result, our future earnings, cash flows and growth may be adversely affected. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information regarding our credit facility.

We may be unable to pay dividends.

We currently intend to pay a variable quarterly dividend equal to our cash available for distribution, which represents net cash flow during the previous quarter less any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the operation and future growth of our fleet, taking into account (among other factors) contingent liabilities, the terms of any credit facilities we may enter into, our other cash needs and the requirements of the laws of the Republic of The Marshall Islands. The amount of cash available for distribution will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:

➢	the cyclicality in the spot and period vessel market;

➢	the rates we obtain from our charters for spot or period charters;

➢	the performance of pools and the rating of our vessels under such pool agreements;

➢	the price and demand for tanker cargoes;

➢	the level of our operating costs, such as the cost of crews, spares, stores, lubricants and insurance;

➢	the number of off-hire days for our fleet and the timing of, and number of days required for, maintenance and drydocking of our vessels;

➢	delays in the delivery of any vessels we have agreed to acquire;

➢	prevailing global and regional economic and political conditions;

➢	force majeure events;

➢	compliance with oil major requirements and the vetting process; and

➢	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash generated will also depend upon other factors, such as:

➢	the level of capital expenditures we make, including for maintaining existing vessels and acquiring new vessels, which we expect will be substantial;

➢	our debt service requirements and the terms, covenants and restrictions on distributions contained in any credit agreement we may enter into;

➢	fluctuations in our working capital needs; and

➢	the amount of any cash reserves established by our board of directors, including reserves for the conduct of our operations and growth and other matters.

In addition, the declaration and payment of dividends is subject at all times to the discretion of our board of directors and compliance with the laws of the Republic of The Marshall Islands. Please read “Our Dividend Policy and Restrictions on Dividends” for more information.

Risk factors

Our growth depends on continued growth in demand for crude oil and oil products and the continued demand for seaborne transportation of crude oil.

Our growth strategy focuses on expansion mainly in the crude oil shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for oil and the transportation of crude oil by sea, which could be negatively affected by a number of factors, including:

➢	the economic and financial developments globally, including actual and projected global economic growth;

➢	fluctuations in the actual or projected price of crude oil and refined products;

➢	refining capacity and its geographical location;

➢	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

➢	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive, energy conservation measures or environmental requirements on consumers;

➢	availability of new, alternative energy sources; and

➢	negative or deteriorating global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth.

The refining industry, which relies on crude oil as its prime source of supply for further processing, may respond to the economic downturn and demand weakness by reducing operating rates and by reducing or canceling certain investment expansion plans, including plans for additional refining capacity. Reduced demand for crude oil and the shipping of crude oil or the increased availability of pipelines used to transport crude oil, would have a material adverse effect on our future growth and could harm our business, results of operations, financial condition, cash flows and ability to pay dividends.

Our ability to grow and satisfy our financial needs may be adversely affected by our dividend policy.

The dividend policy we plan to adopt calls for us to distribute all of our cash available for distribution on a quarterly basis. Cash available for distribution may be reduced by any reserves that our board of directors may determine are required, in its sole discretion. Accordingly, our growth, if any, may not be as fast as businesses that reinvest their cash to expand ongoing operations.

In determining the amount of cash available for distribution, our board of directors will consider contingent liabilities, the terms of any credit facilities we may enter into, our other cash needs and the requirements of Marshall Islands law as well as growth potential of the company. Please read “Our Dividend Policy and Restrictions on Dividends” for more information. We believe that we will generally finance maintenance from cash balances and expansion capital expenditures primarily from equity, internally-generated cash flow, and borrowings under a revolving credit facility we have committed to enter into. To the extent we do not have sufficient cash reserves or are unable to obtain financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash for dividends to our shareholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these operating capital expenditures with cash balances including cash raised

Risk factors

through equity offerings. We anticipate growing our fleet through the acquisition of vessels, which would increase the level of our operating capital expenditures.

The reserves we may establish include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards.

In addition, operating capital expenditures will vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter, among other factors. Significant operating capital expenditures may reduce the amount of cash available for distribution to our shareholders.

We will be required to make substantial capital expenditures to grow the size of our fleet, which may diminish our ability to pay dividends, increase our financial leverage, or dilute our shareholders’ ownership interest in us.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring existing vessels from other parties or newbuilding vessels, which we refer to as newbuildings.

We generally will be required to make installment payments on any newbuildings prior to their delivery, even though delivery of the completed vessel will not occur until much later (approximately two to four years from the order). We typically would pay 10% to 25% of the purchase price of an existing vessel upon signing the purchase contract and pay the balance due on delivery (which may be a few months later). If we finance all or a portion of these acquisition costs by issuing debt securities, we will increase the aggregate amount of interest we must pay prior to generating cash from the operation of the newbuilding. Any interest expense we incur in connection with financing our vessel acquisitions, including capitalized interest expense, will decrease the amount of our dividends. If we finance these acquisition costs by issuing shares of Common Stock, we will dilute our quarterly per-share dividends prior to generating cash from the operation of the newbuilding.

To fund growth capital expenditures, we may be required to opportunistically incur borrowings, raise capital through the sale of debt or additional equity securities or use cash balances or cash from operations. Use of cash from operations will reduce the amount of cash available for distribution as dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to shareholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder ownership or dividend dilution.

Our executive officers and the officers of our Manager will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers and the officers of our Manager will be involved in other Capital Maritime business activities, which may result in their spending less time than is appropriate or necessary to manage our business successfully. This could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, the amount of time

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our officers will allocate among our business and the businesses of Capital Maritime could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. There will be no formal requirements or guidelines for the allocation of our officers’ time between our business and Capital Maritime’s.

Our Manager may favor its and its affiliates’ interests in certain matters that may conflict with our own and we may lose business opportunities to our Manager that may otherwise be available to us.

Conflicts of interest may arise between Capital Maritime, our Manager, and its affiliates, on the one hand, and us and our shareholders, on the other hand. These conflicts include, among others, the following situations:

➢	The Business Opportunities Agreement specifies that Capital Maritime must only inform us of certain spot, period and bareboat charter opportunities, certain vessel acquisition opportunities and certain other business opportunities that we would be capable of pursuing. We will have a limited time to exercise our right to pursue such opportunities before Capital Maritime can take advantage of such opportunities. The time period to take advantage of such opportunities can be 48 hours, 120 hours, 192 hours or a reasonable time in light of the circumstances, depending on the opportunity. See “Certain Relationships and Related-Party Transactions—Business Opportunity Agreement” for more information.

➢	Our Manager will advise our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional Common Stock and cash reserves, each of which can affect the amount of the cash available for distribution to our shareholders.

➢	Our executive officers and certain of our directors also serve as officers or directors of our Manager or its affiliates and such officers and directors will not spend all of their time on matters related to our business.

➢	Our Manager will advise us of costs incurred by it and its affiliates that it believes are reimbursable by us.

As a result of these conflicts, our Manager may favor its own interests and the interests of its affiliates over our interests and those of our shareholders, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our directors and officers that also hold positions with our Manager may have conflicts of interest with respect to business opportunities and other matters involving both companies.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our executive officers and certain of our directors also currently serve as executive officers or directors of Capital Maritime or its affiliates, and as a result, these individuals also have fiduciary duties to manage the business of Capital Maritime and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which our interests and those of Capital Maritime and its affiliates conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Capital Maritime or us, particularly with respect to the allocation of chartering or vessel purchase opportunities. Our amended and restated articles of incorporation and the Business Opportunities Agreement anticipate the possibility of such a conflict and define the conduct of certain of our affairs as it pertains to such conflicts. Our amended and restated articles of incorporation and the Business Opportunities Agreement specify that we will have a right to take advantage of certain business opportunities (including certain spot charter, period charter, bareboat charter and vessel purchase opportunities) within a limited time period, after which Capital Maritime will have the right to take advantage of any such opportunities for its own account. The resolution of these conflicts may

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not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our Manager has rights to terminate the Management Agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our shareholders are dissatisfied with our Manager, there are limited circumstances under which we can terminate the Management Agreement.

The Management Agreement will have an initial term of approximately 10 years and will automatically renew for subsequent five-year terms provided that certain conditions are met. Our Manager has the right, after five years following the completion of this offering, to terminate the Management Agreement with 6 months’ notice. Our Manager also has the right to terminate the Management Agreement if we have materially breached the Management Agreement.

Our Manager may elect to terminate the Management Agreement upon the sale of all or substantially all of our assets to a third party, our liquidation or after any change of control of our company occurs. If our Manager so elects to terminate the Management Agreement, then our Manager may be paid a termination fee, which could be substantial. This termination payment shall initially be $9 million and shall increase on each one-year anniversary during which the Management Agreement remains in effect (on a compound basis) in accordance with the total percentage increase, if any, in the Consumer Price Index over the immediately preceding twelve months.

In addition, our rights to terminate the Management Agreement are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches the agreement, we may terminate the Management Agreement only if we provide notice of termination in the fourth quarter of 2019, which termination would be effective December 31, 2020.

If we elect to terminate the Management Agreement at either of these points or at the end of a subsequent renewal term, our Manager will receive a termination fee, which may be substantial. Please read “Our Manager and Management Agreement—Management Agreement—Term and Termination Rights” for a more detailed description of termination rights and the termination payment under the Management Agreement.

We will depend on Capital Maritime to assist us in operating our business and competing in our markets, and our business will be harmed if Capital Maritime fails to assist us effectively.

Upon the closing of this offering, we will enter into the Management Agreement with Capital Maritime as our Manager, pursuant to which Capital Maritime will provide to us commercial, technical, administrative, investor relations and strategic services, including vessel chartering, vessel sale and purchase, vessel operation, vessel maintenance, obtaining appropriate insurance, regulatory, vetting and classification society compliance, purchasing, crewing, strategic planning, and advice on financings, acquisitions and dispositions. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services by Capital Maritime. Capital Maritime has not exclusively managed tanker vessels; instead, while it has predominately managed tanker vessels, it also has managed a variety of vessel types. Furthermore, Capital Maritime’s past performance may not be indicative of their future performance on our behalf. Our business will be harmed if Capital Maritime fails to perform these services satisfactorily, if it stops providing these services to us for any reason or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are extremely limited and do not include mere dissatisfaction with our Manager’s performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Capital Maritime will provide.

Risk factors

If Capital Maritime suffers material damage to its reputation or relationships, it may harm our ability to:

➢	acquire new vessels;

➢	enter into new charters for our vessels;

➢	obtain financing on commercially acceptable terms; or

➢	maintain satisfactory relationships with charterers, suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our Manager is a privately held company and there is little publicly-available information about it.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength, and because it is a privately held company, little or no information about its financial strength is publicly available. As a result, an investor in our Common Stock might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our Manager that has a material impact on us to the extent that we become aware of such information.

An increase in operating costs could adversely affect our cash flows and financial condition.

Under the Management Agreement, we must pay for vessel operating expenses (including crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and, for spot or voyage charters, voyage expenses (including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or our Manager’s control. Some of these costs, primarily relating to fuel, insurance and enhanced security measures, have been increasing and may increase in the future. Increases in any of these costs would decrease our earnings, cash flows and the amount of cash available for distribution to our shareholders.

Our purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Our current business strategy includes growth through the acquisition of previously owned vessels. While we typically inspect previously owned vessels before purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and, if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology.

Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels

Risk factors

profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our Manager may elect to subcontract the technical management of our fleet to third party managers. Any failure of these technical managers to perform their obligations to us could adversely affect our business.

Our Manager may elect to subcontract part or all of the services of the technical management of our fleet, including crewing, maintenance and repair services, to third-party technical management companies. The failure of these technical managers to perform their obligations could materially and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends. Although we may have rights against our third-party managers if they default on their obligations, our shareholders will share that recourse only indirectly to the extent that we recover funds.

In the highly competitive international tanker shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, including oil majors, some of whom have substantially greater resources than we do. Competition for the transportation of crude oil can be intense and depends on the offered charter rate, the location, technical specification, quality of the vessel and the reputation of the vessel’s manager. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than we are able to offer.

We expect to maintain all of our cash with a limited number of financial institutions including financial institutions that may be located in Greece, which will subject us to credit risk.

We expect to maintain all of our cash with a limited number of reputable financial institutions, including institutions that may be located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. We do not expect that these balances will be covered by insurance in the event of default by these financial institutions. The occurrence of such a default could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.

In order to fund our capital expenditures, we generally plan to use equity financing, internally-generated cash flows and opportunistic drawdowns from a revolving credit facility we have committed to enter into. If equity financing is not available on favorable terms, we may have to use debt financing. Our ability to borrow money and access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could limit our ability to continue to operate some of our vessels or impair the values of our vessels and could have a material adverse effect on our business, results of operations, financial condition, cash flows and ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

Risk factors

Given the prevailing market and economic conditions, including the recent financial turmoil affecting the world’s debt, credit and capital markets, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, is uncertain, and the availability of liquidity is generally limited. As a result, the prevailing market and economic conditions may affect our ability to grow and expand our business.

We are a holding company, and we will depend on the ability of our future subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company, and our future subsidiaries, which will be all wholly owned by us either directly or indirectly, will conduct all of our operations and own all of our operating assets. We will have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders will depend on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution and, to the extent that we are unable to obtain dividends from our subsidiaries, this will limit the discretion of our board of directors to pay or recommend the payment of dividends.

Our ability to pay dividends on a quarterly basis will be affected by the amount of reserves our Board of Directors elects to make each quarter.

Dividends will be paid equally on a per-share basis between our Common Stock and our Class B Stock. Cash available for distribution represents net cash flow during the previous quarter less any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the operation and future growth of our fleet, taking into account (among other factors) contingent liabilities, the terms of any credit facilities we may enter into, our other cash needs (including without limitation reserves for acquisitions of vessels, drydocking, special surveys, repairs, claims, liabilities and other obligations, debt amortization and acquisitions of additional assets) and the requirements of the laws of the Republic of The Marshall Islands. The level of reserves in any quarter is determined by our board of directors in its sole discretion. Any changes to the amount of reserves may decrease the amount of cash available for distribution.

If management is unable to continue to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to continue to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), after we file our annual report on Form 20-F for our initial fiscal year, we will be required to include in each of our subsequent future annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent registered public accounting firm. As our manager, Capital Maritime will provide substantially all of our financial reporting, and we will depend on the procedures they have in place. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Stock.

Risk factors

Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.

As a public company, we will incur significant legal, accounting and other expenses. In addition, Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the New York Stock Exchange (the “NYSE”), have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements will continue to evolve. Our Manager, management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

As a publicly traded entity, we will be required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of Sarbanes-Oxley, the SEC and the NYSE, on which our common shares will be listed. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting on an annual basis. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. While we expect to follow Capital Maritime’s model and systems for compliance with Section 404, we will be required to dedicate a significant amount of time and resources to ensure compliance with the regulatory requirements of Section 404. We will work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. We expect to incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded company will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We do not intend to maintain “key man” life insurance on any of our officers.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, piracy, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We intend to insure vessels we acquire against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity

Risk factors

associations or clubs (“P&I Associations”). As a result of such membership, the P&I Associations will provide us coverage for such tort and contractual claims. We will also carry hull and machinery insurance and war risk insurance for our fleet. We plan to insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. We can give no assurance that we will be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our shareholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition, cash flows, operating results and ability to pay dividends. In addition, certain of our vessels may be placed under bareboat charters. Under the terms of these charters, the charterer may provide for the insurance of the vessel and as a result these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or underinsured loss could harm our business, financial condition, cash flows, operating results and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members

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remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into interassociation agreements. We cannot assure you that the P&I Associations to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

We may have to pay United States federal income tax on U.S. source income, which would reduce our net income and cash flows.

We expect that we and certain corporate subsidiaries will qualify for an exemption pursuant to Section 883 of the Code (“Section 883”) upon the closing of this offering, and that we and these subsidiaries will therefore not be subject to United States federal income tax on our shipping income that is derived from U.S. sources, as described below. However, there are factual circumstances beyond our control that could cause us or any of these subsidiaries to lose the benefit of this tax exemption. Therefore, we can give no assurances on this matter. If we or any of these subsidiaries were not to qualify for the exemption under Section 883, 50% of our or such subsidiary’s gross shipping income attributable to transportation beginning or ending in the United States will be subject to a 4% tax without allowance for deductions. See “United States Federal Income Tax Considerations—Exemption of Operating Income from United States Federal Income Taxation.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to U.S. shareholders.

A foreign corporation generally will be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of “passive income” or (b) at least 50% of its assets (averaged over the year and generally determined based upon value) produce or are held for the production of “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to distributions they receive from the PFIC and gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury regulations.

If we would otherwise be a PFIC in our “start-up year” (defined as the first taxable year we earn gross income) as a result of a delay in purchasing vessels with the proceeds of the offering (or generally for any other reason), we will not be treated as a PFIC in that taxable year, provided that (a) no predecessor corporation was a PFIC, (b) it is established to the satisfaction of the United States Internal Revenue Service (the “IRS”) that we will not be a PFIC in either of the two succeeding taxable years, and (c) we are not, in fact, a PFIC for either succeeding taxable year. We will attempt to conduct our affairs in a manner so that, if applicable, we will satisfy the start-up year exception, but we cannot assure you that we will so qualify.

For purposes of these tests, income derived from the performance of services does not constitute “passive income.” By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. Based on our planned operations and certain estimates of our gross income and gross assets, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our spot chartering and time chartering activities as services income, rather than rental income. Accordingly, we believe that (a) our income from our

Risk factors

spot chartering and time chartering activities does not constitute passive income and (b) the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Moreover, in a recent case not concerning PFICs, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that a vessel time charter at issue generated predominantly rental income rather than services income. However, the court’s ruling was contrary to the position of the IRS that the time charter income at issue should have been treated as services income. Moreover, Tidewater analyzed time charters, while we anticipate that a significant portion of our income will be generated from spot charters.

No assurance, however, can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, because there are uncertainties in the application of the PFIC rules, because the PFIC test is an annual test, and because, although we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of our operations in future years, there can be no assurance that we will not become a PFIC in any taxable year.

If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. shareholders would face adverse U.S. tax consequences. Under the PFIC rules, unless a shareholder makes certain elections available under the Code (which elections could themselves have adverse consequences for such shareholder, as discussed under the section captioned “United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholder would be liable to pay United States federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our Common Stock, plus interest on such amounts, as if such excess distribution or gain had been recognized ratably over the shareholder’s holding period of our Common Stock. See the section captioned “United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the United States federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Because we will generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We will generate all of our revenues in U.S. dollars, but we may incur drydocking costs and special survey fees in other currencies. If our expenditures on such costs and fees were significant, and the U.S. dollar were weak against such currencies, our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

We cannot assure you that we will be able to borrow amounts under our revolving credit facility, and restrictive covenants in our revolving credit facility or future financing agreements may impose financial and other restrictions on us, such as limiting our ability to pay dividends.

In connection with this offering, we have entered into a signed commitment letter with Nordea Bank Finland Plc, London Branch, to obtain a new $100 million revolving credit facility. We intend to utilize this credit facility opportunistically for the future growth of the Company beyond the acquisition of our initial fleet in a manner that will enhance our earnings, cash flow and net asset value. Our ability to borrow amounts under the credit facility will be subject to the execution of customary documentation, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Our ability to borrow funds from the credit facility to acquire additional vessels under the credit facility will be partially dependent on whether the purchase of the

Risk factors

acquired vessels meets certain financial criteria, and whether the vessels meet certain age and other requirements. Additionally, the credit facility will prohibit us from paying dividends to our shareholders if an event of default has occurred and is continuing or if an event of default will occur as a result of the payment of such dividend.

The operating and financial restrictions and covenants in our revolving credit facility and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, our credit facility contains restrictive covenants that may prohibit us from, among other things:

➢	paying dividends;

➢	incurring or guaranteeing indebtedness;

➢	charging, pledging or encumbering our vessels;

➢	changing the flag, class, management or ownership of our vessels;

➢	changing the commercial and technical management of our vessels; and

➢	selling or changing the beneficial ownership or control of our vessels.

Therefore, we may need to seek consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. Our ability to comply with covenants and restrictions contained in our revolving credit facility or future debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our revolving credit facility or future financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under our revolving credit facility or future financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. See the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” for a more comprehensive discussion of our revolving credit facility.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in any future financing agreements, including our revolving credit facility, could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

➢	pay dividends;

➢	incur or guarantee indebtedness;

➢	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

➢	grow our business through borrowings alone;

➢	incur liens on our assets;

➢	sell, transfer, assign or convey assets;

➢	make certain investments; and

➢	enter into a new line of business.

Risk factors

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Restrictions in our potential future debt agreements may prevent us from paying dividends.

The payment of principal and interest on any debt we incur will reduce the amount of cash for dividends to our shareholders. In addition, we expect that our financing agreements will prohibit the payment of dividends upon the occurrence of the following events, among others:

➢	failure to pay any principal, interest, fees, expenses or other amounts when due;

➢	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

➢	breach or lapse of any insurance with respect to the vessels;

➢	breach of certain financial or other covenants;

➢	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

➢	default under other indebtedness;

➢	bankruptcy or insolvency events;

➢	failure of any representation or warranty to be materially correct;

➢	a change of control, as defined in the applicable agreement; and

➢	a material adverse effect, as defined in the applicable agreement.

Our ability to obtain debt financing may depend on the performance of our business, our Manager, and market conditions.

The actual or perceived credit quality of our business, our Manager, and market conditions affecting the spot charter market and the credit markets may materially affect our ability to obtain the additional capital resources that may be required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may have a material adverse affect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are relying on the companies from which we are acquiring the Universal VLCCs to pay all costs for the Universal VLCCs that we will not own until after completion of this offering.

The two Universal VLCCs are being built pursuant to two shipbuilding contracts entered into by Universal and the current contractors (the “VLCC Sellers”). The VLCC Sellers are responsible for all costs relating to the construction and delivery of the Universal VLCCs that the vessel-owning subsidiaries we will acquire have contracted to purchase, but that have not yet been delivered from the shipyard. When the vessels have passed inspection and been delivered to the VLCC Sellers, the vessel-owning subsidiaries will purchase the Universal VLCCs at specified prices. If the VLCC Sellers fail to continue to make construction payments for these vessels, we could lose access to the Universal VLCCs

Risk factors

as a result of the default, which could harm our business and reduce our ability to pay dividends to our shareholders.

RISK FACTORS RELATED TO OUR COMMON STOCK AND CAPITAL STRUCTURE

The concentration of our capital stock ownership with Crude Carriers Investments Corp. and its affiliates and the superior voting rights of our Class B Stock held by Crude Carriers Investments Corp. will limit our Common Stock holders’ ability to influence corporate matters.

Under our amended and restated articles of incorporation that will be in effect before the closing of this offering, our Class B Stock will have 10 votes per share, and our Common Stock will have one vote per share, resulting in Crude Carriers Investments Corp. controlling in excess of 50% of the combined voting power of these two classes of stock but for the limit on the voting power of the Class B Stock held by it and its affiliates to an aggregate maximum of 49% of the combined voting power of our Common Stock and Class B Stock. Therefore, upon the closing of this offering, Crude Carriers Investments Corp. will own shares of Class B Stock representing 49% of the voting power of our outstanding capital stock (remaining at 49% if the underwriters exercise their over-allotment option in full). In addition, pursuant to the Subscription Agreement, Crude Carriers Investments Corp. will be entitled, so long as Capital Maritime or any of its affiliates is our manager, to subscribe for an additional number of shares of Class B Stock equal to 2.0% of the number of shares of Common Stock issued, excluding shares of Common Stock issued in this offering, shares of Common Stock issued under our 2010 Equity Incentive Plan (see “Management—2010 Equity Incentive Plan”) and future equity compensation. These additional shares would be issued for additional nominal consideration equal to their par value. In addition, members of our board of directors or our management team who are affiliated with Capital Maritime, a related party to Crude Carriers Investments Corp., or other individuals providing services under the Management Agreement who are affiliated with Capital Maritime, may receive equity awards under our 2010 Equity Incentive Plan.

Through its ownership of our Class B Stock and its relation to our Manager, Crude Carriers Investments Corp. will have substantial control and influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. In addition, because of this dual-class stock structure, Crude Carriers Investments Corp. will continue to be able to control all matters submitted to our shareholders for approval even though it will own significantly less than 50% of the aggregate number of outstanding shares of our Common Stock and Class B Stock. This concentrated control limits our Common Stock holders’ ability to influence corporate matters and, as a result, we may take actions that our Common Stock holders do not view as beneficial. As a result, the market price of our Common Stock could be adversely affected.

The voting rights of certain shareholders owning 5% or more of our Common Stock are restricted.

Our amended and restated articles of incorporation restrict Common Share holders’ voting rights by providing that if any person or group, other than Crude Carriers Investments Corp., owns beneficially 5% or more of the Common Stock then outstanding, then any such Common Stock owned by that person or group in excess of 4.9% may not be voted on any matter. The voting rights of any such Common Stock holders in excess of 4.9% will be redistributed pro rata among the other Common Stock holders holding less than 5.0% of the Common Stock.

Risk factors

Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a United States corporation may have.

We are incorporated in the Republic of The Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our amended and restated articles of incorporation, our amended and restated bylaws and the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, the rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. See “Certain Marshall Islands Company Considerations.”

Provisions of our amended and restated articles of incorporation and amended and restated bylaws may have anti-takeover effects which could adversely affect the market price of our Common Stock.

Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (b) the removal of incumbent officers and directors.

Dual Class Stock.  Our dual class stock structure, which will consist of Common Stock and Class B Stock, gives Crude Carriers Investments Corp. and its affiliates a significant degree of control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. The extent of this control is diminished because the aggregate voting power of the Class B Stock held by Crude Carriers Investments Corp. and its affiliates is limited to an aggregate maximum of 49% of the combined voting power of our outstanding Common Stock and Class B Stock. Nevertheless, this concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial.

Blank Check Preferred Stock.  Under the terms of our amended and restated articles of incorporation, our board of directors will have authority, without any further vote or action by our shareholders, to issue up to 100 million shares of “blank check” preferred stock. Our board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and might harm the market price of our Common Stock. We have no current plans to issue any shares of preferred stock.

Classified Board of Directors.  Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in

Risk factors

number as possible, serving staggered, three-year terms beginning upon the expiration of the initial term for each class. Approximately one-third of our board of directors is elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for up to two years.

Election and Removal of Directors.  Our amended and restated articles of incorporation do not provide for cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed only for cause upon the affirmative vote of 66 2/3% of the outstanding shares of our capital stock entitled to vote for those directors or by a majority of the members of the board of directors then in office. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders.  Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or as otherwise permitted by the BCA. Our amended and restated articles of incorporation and our amended and restated bylaws provide that, subject to certain exceptions, our Chairman or Chief Executive Officer, in either case at the direction of the board of directors, may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Advance Notice Requirements for Shareholder Proposals and Director Nominations.  Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days before the date on which we first mailed our proxy materials for the preceding year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede a shareholder’s ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Bylaw Amendments.  Our amended and restated bylaws may only be repealed or amended by a vote of 66 2/3% or more of the total voting power of our outstanding capital stock. In light of the voting rights of our Class B Stock, any amendment of our bylaws will likely require the approval of Crude Carriers Investment Corp.

It may not be possible for our investors to enforce U.S. judgments against us.

We are incorporated in the Republic of The Marshall Islands, and we expect most of our future subsidiaries will also be organized in the Marshall Islands. We expect that substantially all of our assets and those of our subsidiaries will be located outside the United States. As a result, it may be difficult or impossible for United States shareholders to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in United States courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located (a) would enforce judgments of United States courts obtained in actions against us based upon the civil liability provisions of applicable United States federal and state securities laws or (b) would enforce, in original actions, liabilities against us based upon these laws.

Risk factors

Future sales of our Common Stock could cause the market price of our Common Stock to decline.

The market price of our Common Stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of Common Stock. Prior to or at the closing of this offering, we will enter into a registration rights agreement with Crude Carriers Investments Corp. pursuant to which we will grant Crude Carriers Investments Corp. certain registration rights with respect to our Common Stock and Class B Stock owned by them.

Purchasers in this offering will experience immediate and substantial dilution of $0.90 per share of Common Stock.

The assumed initial public offering price per share of Common Stock exceeds the pro forma net tangible book value per share of Common Stock and Class B Stock, immediately after this offering. Based on an assumed initial public offering price of $20.00 per share, you will incur immediate and substantial dilution of $0.90 per share. Please read “Dilution” for a more detailed description of the dilution that you will experience upon the completion of this offering.

As a key component of our business strategy, we intend to issue additional shares of Common Stock or other securities to finance our growth. These issuances, which would generally not be subject to shareholder approval, will dilute your ownership interests and may depress the market price of the Common Stock.

We plan to finance potential future expansions of our fleet primarily through equity financing and internally-generated cash flow. Therefore, subject to the rules of the NYSE, we plan to issue additional shares of Common Stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.

The issuance by us of shares of Common Stock or other equity securities of equal or senior rank will have the following effects:

➢	Crude Carriers Investments Corp. will be entitled, so long as Capital Maritime or any of its affiliates is our manager, to subscribe for an additional number of shares of Class B Stock equal to 2.0% of the number of shares of Common Stock issued, excluding shares of Common Stock issued in this offering, shares of Common Stock issued under our 2010 Equity Incentive Plan (see “Management—2010 Equity Incentive Plan”) and future equity compensation. These additional shares would be issued for additional nominal consideration equal to their par value.

➢	Our existing shareholders’ proportionate ownership interest in us will decrease.

➢	The amount of cash available for distribution as dividends payable on our Common Stock may decrease.

➢	The relative voting strength of each previously outstanding share may be diminished.

➢	The market price of our Common Stock may decline.

In addition, if we issue shares of our Common Stock in a future offering at a price per share lower than the price per share in this offering, it will be dilutive to purchasers of Common Stock in this offering.

There is no existing market for our Common Stock, and we cannot be certain that an active trading market or a specific share price will be established.

Prior to this offering, there has been no public market for shares of our Common Stock. We have been cleared to apply for listing of our Common Stock on the NYSE under the symbol “CRU.” We cannot

Risk factors

predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. The initial public offering price for the shares of our Common Stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our Common Stock may decline below the initial public offering price, and our stock price is likely to be volatile following this offering.

Increases in interest rates may cause the market price of our shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield based equity investments such as our shares. Any such increase in interest rates or reduction in demand for our shares resulting from other relatively more attractive investment opportunities may cause the trading price of our shares to decline.

If the stock price of our Common Stock fluctuates after this offering, you could lose a significant part of your investment.

The market price of our Common Stock may be influenced by many factors, many of which are beyond our control, including those described above under “—Risk Factors Related to Our Planned Business & Operations” and the following:

➢	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;

➢	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

➢	variations in quarterly operating results;

➢	general economic conditions;

➢	terrorist acts;

➢	future sales of our Common Stock or other securities; and

➢	investors’ perception of us and the tanker shipping industry.

As a result of these factors, investors in our Common Stock may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our Common Stock, regardless of our operating performance.

Special note regarding forward-looking statements

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Statements included in this prospectus that are not historical facts (including, without limitation, our financial forecasts and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements.

The indicative numerical examples, estimates and predictions under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation” are forward-looking statements. Additionally, we use words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements reflect our present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to our business discussed under “Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

➢	expectations of our ability to pay dividends on our Common Stock;

➢	future financial condition or results of operations and future revenues and expenses;

➢	the repayment of our debt, if any;

➢	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

➢	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

➢	planned capital expenditures and the ability to fund capital expenditures from external financing sources;

➢	the need to establish reserves that would reduce dividends on our Common Stock;

➢	future supply of, and demand for, crude oil generally or in particular regions;

➢	changes in demand or charterhire rates in the tanker shipping industry;

➢	changes in the supply of tanker vessels, including newbuildings or lower than anticipated scrapping of older vessels;

➢	changes in regulatory requirements applicable to the oil transport industry, including, without limitation, requirements adopted by international organizations or by individual countries and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

➢	changes in the requirements and standards imposed on shipping companies by the oil majors;

➢	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

➢	the adequacy of our insurance arrangements;

➢	changes in general domestic and international political conditions;

Special note regarding forward-looking statements

➢	changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures;

➢	the ability to leverage Capital Maritime’s relationships and reputation in the shipping industry;

➢	the ability to maintain qualifications for long-term business with oil majors and other major charterers;

➢	the ability to maximize the use of vessels;

➢	the ability to charter-in and subsequently charter out profitably;

➢	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

➢	expected pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets;

➢	expected financial flexibility to pursue acquisitions and other expansion opportunities;

➢	the ability to compete successfully for future chartering and newbuilding opportunities;

➢	the anticipated incremental general and administrative expenses as a public company and expenses under service agreements with other affiliates of Capital Maritime or third parties;

➢	the anticipated taxation of our company and distributions to our shareholders;

➢	the expected lifespan of our vessels;

➢	the ability to employ and retain key employees;

➢	customers’ increasing emphasis on environmental and safety concerns;

➢	anticipated funds for liquidity needs and the sufficiency of cash flows; and

➢	our business strategy and other plans and objectives for future operations.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore are subject to a number of risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” and those risks discussed in other reports we file with the SEC. The risks, uncertainties and assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Use of proceeds

We expect to receive net proceeds of approximately $251.4 million from the sale of shares of Common Stock offered by this prospectus, assuming an initial public offering price of $20.00 per share, the mid-point of the range shown on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Based upon the number of shares of Common Stock offered by us in this offering as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $12.50 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Substantially all of the proceeds of this offering and the $40 million capital contribution from Crude Carriers Investments Corp. will be used to purchase the two Universal VLCCs and the Initial Suezmax. There are various factors that will affect whether and at what times we acquire vessels, but we currently estimate that we will purchase and take delivery of the Initial Suezmax upon the consummation of this offering, expect delivery of one Universal VLCC in March 2010 and expect delivery of the other Universal VLCC in June 2010. The amount of the proceeds of this offering that we expect will be transferred to our affiliates in connection with these transactions is approximately $109.85 million (comprised of the price of the Initial Suezmax of $71,250,000 and reimbursement of the deposits on the Universal VLCCs, an aggregate of $38,600,000). Prior to being deployed as set forth above, the proceeds that are not in use as working capital will be held in United States Treasury bills or deposits at leading financial institutions until such a time as we use them to acquire vessels. We may raise additional capital by issuing Common Stock after this offering.

Capitalization

The following unaudited table sets forth our capitalization at December 31, 2009, on an actual basis and as adjusted to give effect to (a) the sale of the Common Stock we are offering, assuming an offering price of approximately $20.00 per share of Common Stock, after deduction of the underwriting discount of 6.75% and expenses payable by us, (b) the capital contribution by Crude Carriers Investments Corp. to us of $40 million prior to the closing of this offering and (c) the acquisition of Cooper Consultants Co. (“Cooper”).

	As of
	December 31, 2009
	Actual	As Adjusted(5)

Debt:
Short-term debt	0	0
Total Debt	0	0

Shareholder’s equity:
Capital stock, par value $1.00 per share: 100 shares authorized; 100 and 0 shares issued and outstanding actual and as adjusted, respectively	100	0(1)
Common Stock, par value $0.0001 per share: 1 billion shares authorized; 0 and 13,500,000 shares issued and outstanding actual and as adjusted, respectively	0	1,350	(2)
Class B Stock, par value $0.0001 per share: 100 million shares authorized; 0 and 2,000,000 shares issued and outstanding actual and as adjusted, respectively	0	200	(2)
Additional paid in capital	0	296,390,493	(3)(4)
Total shareholders’ equity	100	296,392,043

Total capitalization	$100	$296,392,043

(1)	Crude Carriers Investment Corp. will surrender the Capital Stock of 100 issued shares in connection with its subscription for the Class B Stock.

(2)	The amount of $1,350 and $200 represent the issuance of 13,500,000 Common shares and 2,000,000 Class B shares respectively with par value of $0.0001 per Common and Class B share according to the amended articles of incorporation of Crude Carriers Corp.

(3)	Net proceeds of the offering and the $40 million contribution by Crude Carriers Investments Corp. amounted to 291,403,811 reduced by the Common Stock and Class B Stock of $1,350 and $200 respectively.

(4)	Acquisition of the Initial Suezmax for a total consideration of $71,250,000. The difference between the acquisition price ($71,250,000) and the vessel’s net book value ($76,238,232), at December 31, 2009, amounted to $4,988,232 is recorded as an increase in the stockholders’ equity.

(5)	Assumes the issuance of 13,500,000 shares of Common Stock and the issuance of 2,000,000 shares of Class B Stock and no exercise of the underwriters’ over-allotment option.

Dilution

Dilution is the amount by which the offering price per share of Common Stock will exceed the net tangible book value per share of our Common Stock and Class B Stock after this offering. Assuming an initial public offering price of $20.00 per share of Common Stock, on a pro forma basis as of December 31, 2009, after giving effect to this offering of Common Stock, the application of the net proceeds in the manner described under “Use of Proceeds” and the formation and contribution transactions related to this offering, our pro forma net tangible book value was $44.7 million, or $22.35 per share. Purchasers of our Common Stock in this offering will experience substantial and immediate dilution in net tangible book value per share, as illustrated in the following table.

Assumed initial public offering price per share of Common Stock		$20.00
Pro forma net tangible book value per share as of December 31, 2009, before giving effect to this offering(1)	$22.35
Decrease in net tangible book value per share attributable to purchasers in this offering	3.25

Less: Pro forma net tangible book value per share after giving effect to this offering(2)		19.10

Immediate dilution in net tangible book value per share to purchasers in this offering		$0.90

(1)	Determined by dividing the shares of our Class B Stock to be issued to Crude Carriers Investments Corp., a wholly owned subsidiary of Capital Maritime, for its contribution of $40 million to us into the pro forma net tangible book value of Crude Carriers.

(2)	Determined by dividing the total number of shares of Common Stock and Class B Stock to be outstanding after this offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

The following table sets forth, on a pro forma basis as of December 31, 2009, the number of shares of Common Stock purchased from us and the total consideration contributed or paid to us by the purchasers of Common Stock in this offering or Class B Stock upon consummation of the transactions contemplated by this prospectus.

Crude Carriers Investments Corp. will only acquire Class B Stock prior to the consummation of this offering, and new investors will only acquire Common Stock in this offering.

	Shares Acquired		Total Consideration
	Number	Percent	Amount	Percent

Crude Carriers Investments Corp.	2,000,000	12.9%	40,000,000	12.9%
New investors	13,500,000	87.1	270,000,000	87.1

Our dividend policy and restrictions on dividends

You should read the following discussion of our dividend policy and restrictions on dividends in conjunction with specific assumptions included in this section. In addition, you should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

OUR DIVIDEND POLICY

Our dividend policy reflects a basic judgment that our shareholders will generally be better served by our distributing our cash available for distribution rather than retaining it. We intend to finance our initial fleet primarily with equity and we have entered into a signed commitment letter with Nordea Bank Finland Plc, London Branch, to obtain a new $100 million revolving credit facility that we will use opportunistically for the growth of the Company beyond our initial fleet in a manner that will enhance our earnings, cash flows and net asset value. We do not expect to use this credit facility to acquire our initial fleet.

We intend to pay a variable quarterly dividend based on our cash available for distribution during the previous quarter. Dividends will be paid equally on a per-share basis between our Common Stock and our Class B Stock. Cash available for distribution equals our net cash flow during the previous quarter less any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the conduct and growth of our fleet (including without limitation reserves for acquisitions of vessels, drydocking, special surveys, off-hire of our vessels, repairs, claims, liabilities and other obligations, debt amortization and acquisitions of additional assets) and in compliance with Marshall Islands law.

LIMITATIONS ON DIVIDENDS AND OUR ABILITY TO CHANGE OUR DIVIDEND POLICY

There is no guarantee that our shareholders will receive dividends from us. Our dividend policy may be changed at any time by our board of directors and is subject to certain restrictions, including:

➢	Our shareholders have no contractual or other legal right to receive dividends under our dividend policy or otherwise.

➢	Our board of directors has authority to establish reserves for the prudent conduct and the growth of our business, after giving effect to contingent liabilities, the terms of any credit facilities we may enter into, our other cash needs and the requirements of Marshall Islands law. The establishment of these reserves could result in a reduction in dividends to our shareholders. We do not anticipate the need for reserves at this time.

➢	Our board of directors may modify or terminate our dividend policy at any time. Even if our dividend policy is not modified or revoked, the amount of dividends we pay under our dividend policy and the decision to pay any dividend is determined by our board of directors.

➢	Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restriction contained in the company’s articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

➢	We may lack sufficient cash to pay dividends due to decreases in net voyage revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, capital expenditures or other anticipated or unanticipated cash needs.

Our dividend policy and restrictions on dividends

➢	Our dividend policy may be affected by restrictions on distributions under any credit facilities we may enter into, which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions included in the credit facilities or if we are otherwise in default under the facilities, we would be prohibited from making dividend distributions to our shareholders, notwithstanding our dividend policy.

➢	While we intend that future acquisitions to expand our fleet will enhance our ability to pay dividends over time, acquisitions could limit our cash available for distribution.

Our ability to make distributions to our shareholders will depend upon the performance of subsidiaries we will form to own and operate vessels, which are our principal cash-generating assets, and their ability to distribute funds to us. The ability of our ship-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

We have no operating history upon which to rely as to whether we will have sufficient cash available to pay dividends on our Common Stock. In addition, the tanker vessel spot charter market is highly volatile, and we cannot accurately predict the amount of dividend distributions, if any, that we may make in any period. Factors beyond our control may affect the charter market for our vessels, our charterers’ ability to satisfy their contractual obligations to us, and our voyage and operating expenses.

SELECTED FINANCIAL INFORMATION

We were incorporated in October 2009 and have no operating history. The following balance sheet as of December 31, 2009 has been derived from our audited financial statements, which are included in this prospectus. The balance sheet information provided below should be read in conjunction with the accompanying balance sheet of Crude Carriers Corp. and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All figures in the table below are in United States Dollars.

As of
December 31,
2009

ASSETS
Current assets
Cash and cash equivalents	$175

Total current assets	175

Other non-current assets
Deferred charges,	294,725

Total non-current assets	294,725

TOTAL ASSETS	$294,900

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Due to related parties	26,800
Accrued Liabilities	268,000

Total current liabilities	294,800

Total liabilities	294,800

Stockholder’s equity
Capital stock, $1.00 par value per share; 100 shares issued and outstanding	100

Total stockholder’s equity	100

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$294,900

Selected financial information

The table below, containing selected financial information for the Initial Suezmax as of and for the years ended December 31, 2009, 2008 and 2007, and for the period from April 6, 2006 (inception) to December 31, 2006 has been derived from the audited financial statements for those periods of Cooper, the Capital Maritime subsidiary that currently owns the Initial Suezmax. The financial information below will change as of the consummation of the offering because Capital Maritime will assume all of Cooper’s liabilities and assets except for the Initial Suezmax and its inventories. Upon the consummation of this offering, we will acquire the Initial Suezmax and its inventories. Prior to consummating the sale of the Initial Suezmax, Capital Maritime will cause the mortgage on it to be released and Capital Maritime will use its reasonable best efforts to cause the cancellation and discharge of the other encumbrances on the Initial Suezmax. We expect these encumbrances to be cancelled and released before or at the completion of the offering. The information provided below should be read in conjunction with the accompanying financial statements of Cooper and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All figures in the table below, except number of shares, are in thousands of U.S. Dollars.

				Period from
				April 6,
				2006
	Year Ended	Year Ended	Year Ended	(inception) to
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006

Income Statement Data:
Revenues	$16,870	$39,166	$24,665	$15,017
Expenses:
Voyage expenses(1)	6,252	14,317	10,800	5,182
Vessel operating expenses—related party(2)	540	540	270	176
Vessel operating expenses(2)	2,457	2,351	2,243	1,292
General and administrative expenses	—	301	—	—
Depreciation	3,357	3,356	3,356	2,238
Total operating expenses	12,606	20,865	16,669	8,888

Operating income (expense)	4,264	18,301	7,996	6,129
Interest expense and finance costs	(530)	(1,590)	(3,132)	(3,059)
Interest income	—	1	3	—
Foreign currency gain (loss), net	2	—	(21)	(4)
Net income (loss)	$3,736	$16,712	$4,846	$3,066

Earnings per share (basic and diluted):
Common shares	—	—	—	—
Class B shares	—	—	—	—
Total units	—	—	—	—
Weighted-average shares outstanding (basic and diluted):
Common shares	—	—	—	—
Class B shares	—	—	—	—
Total units	—	—	—	—
Balance Sheet Data (at end of period):
Vessels, net	$76,238	$79,595	$82,951	$86,307
Total assets	80,966	82,174	88,413	89,150
Total long-term debt including current portion	32,460	35,621	39,587	65,800
Total stockholders’ equity	46,860	43,124	26,412	21,566
Number of shares	500	500	500	500
Cash Flow Data:
Net cash provided by operating activities	$3,161	$20,859	$9,313	$4,471
Net cash (used in) investing activities	—	—	—	(88,545)
Net cash (used in) / provided by financing activities	(3,161)	(20,869)	(9,310)	84,082

(1)	Vessel voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers.
(2)	Our vessel operating expenses have consisted primarily of crew costs, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Operating expenses also include management fees payable to our manager, Capital Ship Management Corp., under the provisions of the management agreement between Cooper and Capital Ship Management Corp.

Crude Carriers Corp.

Unaudited pro forma financial statements

As discussed in “Selected Financial Information,” the Company will acquire the Initial Suezmax from Capital Maritime by acquiring Cooper at the time of this offering. The Company and Cooper are entities that are currently commonly controlled by Capital Maritime. Therefore, the acquisition of the Initial Suezmax by the Company, once consummated, will be accounted for as a combination of entities under common control in a manner similar to a pooling of interests. Such accounting will result in the retroactive restatement of the historical financial statements of the Company as if the Initial Suezmax was owned by the Company for all periods presented, with Cooper being the predecessor entity.

The following unaudited pro forma condensed combined financial statements present the financial position of the Company as of and for the year ended December 31, 2009, assuming this offering and the related transactions had been completed as of January 1, 2009 for purposes of the unaudited pro forma condensed combined statement of income and as of December 31, 2009 for purposes of the unaudited pro forma condensed combined balance sheet. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to this offering and the related transactions.

These unaudited pro forma condensed combined financial statements do not purport to represent what the Company’s financial position would actually have been had the completion of this offering and the related transactions in fact occurred on December 31, 2009, nor does it purport to project the Company’s financial position at any future date.

The following unaudited pro forma condensed combined financial statements should be read together with the audited financial statements of the Company and of Cooper and the accompanying notes included elsewhere in this prospectus. They should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Crude Carriers Corp.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

AS OF DECEMBER 31, 2009

				Crude Carriers
	Crude Carriers	Cooper Consultants	Adjustments	Corp. Pro Forma
	Corp.	Co.	(unaudited)	(unaudited)

	(in thousands of United States dollars)

ASSETS
Current assets
Cash and cash equivalents(1),(2),(3)	$—	$1	$(1)	$—
Trade accounts receivable(1)	—	1,340	(1,340)	—
Due from related parties(1)	—	1,878	(1,878)	—
Prepayments and other assets(1)	—	45	(45)	—
Inventories(1)	—	1,411	—	1,411

Total current assets	$—	$4,675	$(3,264)	$1,411

Fixed assets
Vessel, net(3)	—	76,238	—	76,238
Advances for vessels under construction(4)	—	—	38,600	38,600

Total fixed assets	$—	$76,238	38,600	$114,838
Other non-current assets
Deferred finance charges,(1)	295	53	(53)	295

Total non-current assets	$295	$76,291	$38,547	$115,133

TOTAL ASSETS	$295	$80,966	$35,283	$116,544

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$—	$—	$—	$—
Current portion of related-party debt(1)	—	3,161	(3,161)	—
Trade accounts payable(1)	—	1,344	(1,344)	—
Due to related parties(5)	27	—	71,261	71,288
Accrued liabilities(1)	268	302	(302)	268

Total current liabilities	$295	$4,807	$66,454	$71,556

Long-term liabilities
Long-term related-party debt(1)	—	29,299	(29,299)	—

Total long-term liabilities	$—	$29,299	$(29,299)	$—

Total liabilities	$295	$34,106	$37,155	$71,556

Commitments and contingencies
Stockholder’s equity
Common stock:
Crude Carriers Corp.: 100 capital shares, $1.00 par value per share Cooper Consultants Co.: 1,000 common shares with no par value	—	—	—	—
Additional paid-in capital(1),(3)	—	18,500	$(13,512)	4,988
Retained earnings	—	28,360	(28,360)	—
Class B Stock(2)	—	—	40,000	40,000

Total stockholder’s equity	$—	$46,860	$(1,872)	$44,988

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$295	$80,966	$35,283	$116,544

(1)	Only the Initial Suezmax and related inventories will be purchased by the Company concurrently upon the consummation of the offering.

Crude Carriers Corp.

(2)	Upon the consummation of the offering Crude Carriers Investments Corp. will make a cash contribution of $40,000 to us.

(3)	Upon the consummation of the offering, we will acquire the shares of the vessel owning-company of the Initial Suezmax for $71,250. The difference between the acquisition price and the vessel’s net book value, which difference equals $4,988, will be recorded as an increase in stockholders’ equity representing a capital contribution to us by Capital Maritime.

(4)	Upon the consummation of the offering, we expect to make two payments of $19,300 each toward the acquisition of the two Universal VLCCs. Upon the deliveries of these two vessels, which are expected to occur in March 2010 and June 2010, respectively, the Company will pay a sale and purchase fee of 1% of the total purchase price of each vessel to Capital Maritime & Trading Corp pursuant to the Management Agreement. The total purchase price of the two Universal VLCCs is $193,000 ($96,500 each) and the total sale and purchase fee is therefore $1,930. Such sale and purchase fee will be included as part of the total purchase consideration paid to Capital Maritime & Trading Corp. Any difference between the historical book value of these vessels and the total purchase consideration will be recorded in stockholders’ equity. Additionally, to the extent that the total purchase consideration exceeds the historical book value of these vessels, such excess may result in a reduction to income available to common shareholders for the purposes of computing earnings per share. We have excluded the sale and purchase fee from the unaudited pro forma condensed balance sheet as neither vessel will have been delivered as of the expected date of consummation of this offering.

(5)	Proceeds from this offering have not been reflected as adjustments within our unaudited pro forma condensed combined balance sheet, consistent with the requirements of Article 11 of SEC Regulation S-X. We expect that the purchase of the Initial Suezmax and related inventories, and the initial payments associated with the two Universal VLCCs will be paid by Capital Maritime on our behalf, with repayment by us using proceeds from this offering.

Crude Carriers Corp.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

			Crude Carriers Corp.
	Cooper	Adjustments	Pro Forma
	Consultants Co.	(unaudited)	(unaudited)

	(in thousands of United States dollars)

Revenues	$16,870	—	$16,870
Expenses:
Voyage expenses(1)	6,252	210	6,462
Vessel operating expenses	2,457	—	2,457
Vessel operating expenses—related party(1)	540	7	547
Vessel depreciation	3,357	—	3,357

Operating Income	$4,264	—	$4,047

Other income (expense), net:
Interest expense & finance cost(2)	(530)	530	—
Interest income	—	—	—
Foreign currency loss, net	2	—	2

Total other income (expense), net	(528)	—	2

Net Income	$3,736	$747	$4,049

(1)	Concurrently with the closing of this offering, we will enter into the Management Agreement with our Manager. We have assumed commercial fees of 1.25% on the Company’s gross revenues, technical management fees of $0.9 per vessel per day, Sarbanes-Oxley compliance fees of $0.1 per vessel per day, and reporting services fees of $50.0 per quarter.

(2)	We intend to acquire the shares of the vessel-owning company of the Initial Suezmax with the offering proceeds and the cash contribution of Crude Carriers Investments Corp., and therefore we will not draw down any amount from the $100 million revolving credit facility that we have committed to enter into. As a result we do not have any interest charges in our unaudited pro forma condensed statement of income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the audited balance sheet and related notes of Crude Carriers Corp. and the audited financial statements and related notes and the unaudited interim financial statements and related notes of Cooper Consultants Co., the entity that holds the Initial Suezmax, included elsewhere in this prospectus. The financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars unless otherwise indicated.

This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, see the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

OVERVIEW

We are a newly formed transportation company incorporated in the Marshall Islands in October 2009 to conduct a shipping business focused on the crude tanker industry. We have no meaningful operating history as an independent company. We plan to acquire and operate a fleet of crude tankers that will transport mainly crude oil and fuel oil along worldwide shipping routes.

Limited Operating History

Below we discuss various factors that we believe will affect our future results as well as the historic results of operations for the Initial Suezmax, the vessel we have agreed to acquire from Capital Maritime. As you review and evaluate this discussion you should recognize that we have no meaningful operating history as an independent company and that the discussion of historical results is for a single vessel, while we intend to acquire and operate a fleet of vessels. Accordingly, the presentation of historical results for the Initial Suezmax may not be indicative of results that may be expected in the future.

Management of Operations

Our operations will be managed, under the supervision of our board of directors, by Capital Maritime as our Manager. Upon the closing of this offering, we will enter into the Management Agreement pursuant to which our Manager and its affiliates will provide us with commercial, technical, administrative and strategic services. The Management Agreement will be for an initial term of approximately ten years and will automatically renew for additional five-year periods unless terminated in accordance with its terms. We will pay our Manager fees for the services it provides us as well as reimburse our Manager for its costs and expenses incurred in providing certain of these services. In addition, if the Management Agreement is terminated under certain circumstances, we will pay our Manager a termination payment calculated in accordance with a pre-established formula. Please read “Our Manager and Management Agreement—Management Agreement” for further information regarding the Management Agreement.

Approach to Fleet Establishment; Initial Purchase

We intend to establish and grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to our earnings, cash flow and net asset value. We have entered into agreements with Capital Maritime to acquire the Initial Suezmax, which is currently deployed in the spot market, at a price of $71.25 million and the two Universal VLCCs for $96.5 million each.

Management’s discussion and analysis of financial condition and results of operations

Substantially all of the proceeds of this offering and the $40 million capital contribution from Crude Carriers Investments Corp. will be used to purchase the Initial Suezmax and the Universal VLCCs. There are various factors that will affect whether and at what times we acquire vessels, but we currently estimate that we will purchase and take delivery of the Initial Suezmax upon the consummation of this offering, expect delivery of one Universal VLCC in March 2010 and expect delivery of the other Universal VLCC in June 2010. We intend to finance our fleet primarily with equity and internally-generated cash flow. We have entered into a signed commitment letter with Nordea Bank Finland Plc, London Branch, to obtain a new $100 million revolving credit facility. We intend to utilize this credit facility opportunistically for the future growth of the Company beyond the acquisition of our initial fleet in a manner that will enhance our earnings cash flow and net asset value. We do not expect to use this credit facility to acquire our initial fleet.

Approach to Chartering

We intend to maintain a flexible approach to chartering with the strategy of optimizing our selection of the available commercial opportunities over time. We currently expect to focus on the spot market, including all types of spot market—related engagements such as single voyage or short-term time charters, but retain the ability to evaluate and enter into longer-term period charters, including time- and bareboat charters with terms that may provide for profit sharing arrangements or with returns that are linked to spot market indices. We may also charter-in vessels, meaning we may charter vessels we do not own with the intention of chartering them in accordance with our chartering and fleet management strategy.

Our Charterers

We will generate revenues by charging our customers for the use of a vessel to transport their products. The Initial Suezmax has historically generated its revenue from a relatively small number of charterers. For the year ended December 31, 2009 Clearlake Shipping Ltd, ST Shipping and Transport Pte and Standard Tankers Bahamas (an affiliate of Exxon Mobil) accounted for 46%, 24%, and 16% of total revenue, respectively. For the year ended December 31, 2008 Petroleo Brasileiro SA, Sun International LTD, Valero Marketing and Supply Company, Petro-Canada and British Petroleum Shipping Limited accounted for 31%, 12%, 11%, 10% and 10% of total revenue, respectively. For the year ended December 31, 2007, British Petroleum Shipping Limited accounted for 87% of total revenue.

Dividend Policy

We intend to distribute to our shareholders on a quarterly basis substantially all of our net cash flow less any amount required to maintain a reserve that our Board determines from time to time is appropriate for the operation and future growth of our fleet. See “Our Dividend Policy and Restrictions on Dividends.”

Lack of Historical Operating Data for Vessels before Their Acquisition

Consistent with shipping industry practice, we may not be able obtain the historical operating data for our purchased vessels from the sellers, in part because that information may not be material to our decision to make acquisitions. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Should this information be available, we will request that it is provided. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Management’s discussion and analysis of financial condition and results of operations

FACTORS AFFECTING FUTURE RESULTS OF OPERATIONS

We believe the principal factors that will affect our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

➢	levels of crude oil and oil product demand and inventories;

➢	freight and charter hire levels and our ability to re-charter our vessels as their charters expire;

➢	the supply of crude oil tankers and factors affecting supply, including the number of newbuildings entering the world tanker fleet each year;

➢	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our shareholders;

➢	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

➢	our ability to benefit from new maritime regulations concerning the phase-out of single-hull vessels and the more restrictive regulations for the transport of certain products and cargoes;

➢	the effective and efficient technical management of our vessels;

➢	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards; and

➢	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

➢	the freight and charter hire earned by our vessels under voyage, spot charters, time charters and bareboat charters;

➢	our access to debt, and equity and the cost of such capital, required to acquire additional vessels and/or to implement our business strategy;

➢	our ability to sell vessels at prices we deem satisfactory; and

➢	our level of debt and the related interest expense and amortization of principal.

Please read “Risk Factors” for a discussion of certain risks inherent in our business.

PLAN OF OPERATION

Our plan of operation through the third quarter of 2010 is to:

➢	Acquire the Initial Suezmax and the Universal VLCCs, completing the investment of substantially all of the proceeds of this offering.

➢	Hire personnel as needed to support our operations.

➢	Continue to seek opportunities to invest in crude tanker shipping after we complete the investment of the proceeds from this offering.

Given the price ranges of the types of vessels we plan to acquire, we anticipate that internally-generated cash flow, the proceeds from this offering and the capital contribution from Crude Carriers Investments Corp. will be sufficient to fund the operations of our fleet, including our working capital requirements, through the end of the third quarter of 2010. However, we may raise additional capital by issuing Common Stock after this offering.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS FOR THE INITIAL SUEZMAX

From January 1, 2007 through December 31, 2008, the Initial Suezmax was chartered only on voyage charters. The Initial Suezmax operated under a time charter for a part of the year ended December 31, 2009.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs are paid for by the owner of the vessel under voyage charters. Under time charters and bareboat charters, voyage costs, except for commissions, are paid for by the charterer.

Vessel operating expenses consist primarily of crew costs, insurances, spares/repairs, stores and lubricants, and fees paid to the manager for the commercial and technical management of the vessel.

The following tables summarize voyage results, voyage expenses, and operating expenses for the years ended on December 31, 2009, 2008 and 2007.

Voyage Results Table

	Year Ended December 31,
	2009	2008	2007

	(in thousands of United States dollars except number of days and TCE)

Days	365	366	365
Gross Revenues	$16,870	$39,166	$24,665
Voyage Expenses	6,252	14,317	10,800

Voyage revenues	10,618	24,849	13,865

TCE	$29,090	$67,893	$37,986

Voyage Expenses Table

	Year Ended December 31,
	2009	2008	2007

	(in thousands of
	United States dollars)

Commissions	$423	$604	$80
Port expenses	477	2,096	3,867
Bunkers	5,352	11,602	6,836

Other	—	15	17

Total	$6,252	$14,317	$10,800

Management’s discussion and analysis of financial condition and results of operations

Operating Expenses Table

	Year Ended December 31,
	2009	2008	2007

	(in thousands of
	United States dollars)

Crew costs and related costs	$1,195	$1,243	$1,134
Insurance expense	460	362	385
Spares, repairs, maintenance and other expenses	388	282	273
Stores and lubricants	323	376	339
Management fees	540	540	270
Other operating expenses	91	88	112

Total	$2,997	$2,891	$2,513

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Results for the Initial Suezmax for the years ended December 31, 2009 and December 31, 2008 differ primarily due to the 57% lower average daily time charter equivalent rate (“TCE”) of $29,090 compared to $67,893 that the initial Suezmax tanker earned in 2009 as compared to 2008. The tanker market deteriorated during 2009 on the back of the global economic slowdown.

Revenues

Revenues for the Initial Suezmax amounted to approximately $16.9 million for the year ended December 31, 2009, as compared to $39.2 million for the year ended December 31, 2008. The lower revenues during 2008 were mainly due to lower TCE spot rates prevailing in the market.

Voyage Expenses

Voyage expenses for the Initial Suezmax amounted to $6.3 million for the year ended December 31, 2009 as compared to $14.3 million for the year ended December 31, 2008. The lower expenses in 2009 were primarily due to a 53% decline in bunker expenses as the vessel was employed on a time charter for a part of 2009. Bunker expenses for 2009 amounted to $5.4 million as compared to $11.6 million in 2008.

Vessel Operating Expenses

For the year ended December 31, 2009, vessel operating expenses for the Initial Suezmax amounted to approximately $3.0 million, of which $0.5 million was paid to the manager; for the year ended December 31, 2008, vessel operating expenses for the Initial Suezmax amounted to approximately $2.9 million, of which $0.5 million was paid to the manager. The increase in operating expenses is attributable primarily to the increased insurance and spare and repairs expenses.

Depreciation

Depreciation of fixed assets for the Initial Suezmax amounted to $3.4 million for the years ended December 31, 2009 and 2008.

General and Administrative Expenses

General and Administrative expenses for the Initial Suezmax amounted to $0 for the year ended December 31, 2009 compared to $0.3 million for the year ended December 31, 2008, which represented an allowance for doubtful receivables.

Management’s discussion and analysis of financial condition and results of operations

Other Income (Expense), Net

Other income (expense), net for the Initial Suezmax for the year ended December 31, 2009 was approximately $(0.5) million as compared to $(1.6) million for the year ended December 31, 2008. The decrease is primarily due to the lower interest rates and lower average loan outstanding during 2009.

Net Income

Net income for the Initial Suezmax for the year ended December 31, 2009 amounted to $3.7 million as compared to $16.7 million for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Results for the Initial Suezmax for the years ended December 31, 2008 and December 31, 2007 differ primarily due to the 79% higher average daily TCE of $67,893 compared to $37,986 that the Initial Suezmax earned in 2008 as compared to 2007.

Revenues

Revenues for the Initial Suezmax amounted to approximately $39.2 million for the year ended December 31, 2008, as compared to $24.7 million for the year ended December 31, 2007. The higher revenues during 2008 were mainly due to higher spot rates prevailing in the market resulting to a higher TCE earned compared to 2007.

Voyage Expenses

Voyage expenses for the Initial Suezmax amounted to $14.3 million for the year ended December 31, 2008 as compared to $10.8 million for the year ended December 31, 2007. The higher expenses in 2008 were primarily due to 70% increase in bunker expenses following higher prices for bunkers. Bunker expenses for 2008 amounted to $11.6 million as compared to $6.8 million in 2007.

Vessel Operating Expenses

For the year ended December 31, 2008, vessel operating expenses for the Initial Suezmax amounted to approximately $2.9 million, of which $0.5 million was paid to the manager; for the year ended December 31, 2007, vessel operating expenses for the Initial Suezmax amounted to approximately $2.5 million, of which $0.3 million was paid to the manager. The increase in operating expenses is attributable primarily to the 100% higher fees paid to the manager and to 10% increase in crew costs.

Depreciation

Depreciation of fixed assets for the Initial Suezmax amounted to $3.4 million for the years ended December 31, 2008 and 2007.

General and Administrative Expenses

General and Administrative expenses for the Initial Suezmax amounted to $0.3 million for the year ended December 31, 2008, which represented an allowance for doubtful receivables, as compared to $0 for the year ended December 31, 2007.

Other Income (Expense), Net

Other income (expense), net for the Initial Suezmax for the year ended December 31, 2008 was approximately $(1.6) million as compared to $(3.2) million for the year ended December 31, 2007. The decrease is primarily due to the lower interest rates and lower average loan outstanding during 2008.

Management’s discussion and analysis of financial condition and results of operations

Net Income

Net income for the Initial Suezmax for the year ended December 31, 2008 amounted to $16.7 million as compared to $4.8 million for the year ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

Crude Carriers

Our primary initial sources of capital will be Crude Carriers Investments Corp.’s capital contribution of $40 million for 2,000,000 shares of our Class B Stock and the net proceeds from this offering of our Common Stock, which are expected to be $251.4 million after deduction of the underwriting discount and commissions. We will require capital to fund ongoing operations, acquisitions and potential debt service, for which we expect the main sources to be cash flow from operations and equity offerings.

We anticipate that internally-generated cash flow, the proceeds from this offering and the capital contribution from Crude Carriers Investments Corp. will be sufficient to fund the operations of our fleet, including our working capital requirements, through the end of the third quarter of 2010. We expect to make the following significant capital expenditures:

➢	We will purchase the Initial Suezmax for $71.25 million upon the consummation of this offering

➢	Upon the consummation of this offering, we expect to purchase, for an aggregate amount of $38.6 million, the right to acquire the Universal VLCCs.

➢	In connection with the purchase of the first Universal VLCC, we expect to pay its seller $77.2 million upon delivery, currently expected in March 2010.

➢	In connection with the purchase of the second Universal VLCC, we expect to pay its seller $77.2 million upon delivery, currently expected in June 2010.

Following this period, we expect to continue to fund the operations of our fleet, including our working capital requirements, and to finance potential future expansions of our fleet primarily with internally-generated cash flow and equity financing, which we expect will mainly consist of issuances of additional shares of our Common Stock. Because the spot market is highly volatile, cash flows from operations may be volatile. See “—Indicative Analysis of Commercial Opportunities,” particularly the indicative sensitivity tables, for illustrations of how variations in spot rates may affect income from our vessels and therefore our cash flows. If we are unable to complete equity issuances at prices that we deem acceptable, our internally-generated cash flow is insufficient or we cannot enter into a credit facility on favorable terms, then we may need to revise our growth plan or consider alternative forms of financing such as issuing debt.

Initial Suezmax

Cash Flows

The following tables summarize the cash and cash equivalents provided by/(used in) operating and financing activities for the Initial Suezmax. Amounts are presented in millions:

	For the Year Ended December 31,
	2009	2008	2007

Net Cash Provided by Operating Activities	$3.2	$20.9	$9.3
Net Cash (Used in) Financing Activities	$(3.2)	$(20.9)	$(9.3)

Management’s discussion and analysis of financial condition and results of operations

Net Cash Provided by Operating Activities

Net cash provided by operating activities by the Initial Suezmax decreased to $3.2 million for the year ended December 31, 2009 from $20.9 million for the year ended December 31, 2008 primarily due to the decline of operating income in 2009. The increase in net cash provided by operating activities by the

Initial Suezmax for the year ended December 31, 2008 as compared to 2007 is primarily due to the increase in operating income in 2008.

Net Cash Used in Financing Activities

Net cash used in financing activities with respect to the Initial Suezmax amounted to $3.2 million for the year ended December 31, 2009, down from $20.9 million for the year ended December 31, 2008. During 2007, net cash used in financing activities amounted to $9.3 million.

Cash used in financing activities with respect to the Initial Suezmax for years 2009, 2008 and 2007 relates to repayments of the related party loan that Capital Maritime drew in 2006 to finance the Initial Suezmax.

Borrowings

The long-term related party borrowings are reflected in the balance sheet as “Long-term related—party debt” and as current liabilities in “Current portion of related—party long-term debt.” As of December 31, 2009, long-term debt with respect to the Initial Suezmax was $29.3 million and the current portion of long-term debt was $3.2 million, as compared to $32.5 million and $3.2 million, respectively, as of December 31, 2008. All liabilities in respect of the Initial Suezmax up to the transfer date will be assumed by Capital Maritime.

Revolving Credit Facility

We have entered into a signed commitment letter with Nordea Bank Finland Plc, London Branch, to obtain a new $100 million revolving credit facility. This commitment is subject only to documentation, which is to be completed no later than March 31, 2010. We intend to utilize this credit facility opportunistically for the future growth of the Company beyond the acquisition of our initial fleet in a manner that will enhance our earnings cash flow and net asset value. We do not expect to use this credit facility to acquire our initial fleet. We do not anticipate that this credit facility will be used to satisfy our long-term capital needs. Our obligations under the credit facility will be secured by first-priority mortgages covering each of our vessels and will be guaranteed by each of our subsidiaries that owns any of our vessels.

The financing under the credit facility is available to us only to fund the acquisition costs of crude tanker vessels, to be no more than five years old at the time of their acquisition, so long as the ratio of (x) the aggregate outstanding amount under the credit facility divided by (y) the combined fair market value of our vessels does not exceed 40%.

Borrowings under the credit facility will bear interest at a rate of 3.00% per annum over US$ LIBOR. We expect to be able to draw under the credit facility on or after May 1, 2010 until the fifth anniversary of the date we enter into the credit facility, at which date any amounts available for borrowing under the credit facility will automatically terminate and the outstanding amount under the credit facility must be repaid. We are required to repay all loans we draw under the credit facility with proceeds from a secondary offering within nine months of such drawdown. The credit facility has a final maturity date of the fifth anniversary of the date we enter into the credit facility, which we expect to be the date of the closing of this offering.

Management’s discussion and analysis of financial condition and results of operations

Our credit facility contains restrictive covenants that prohibit us from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering our vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; and selling or changing the beneficial ownership or control of our vessels.

In addition, the credit facility will require us to:

➢	maintain minimum liquidity by holding cash or cash equivalents of at least $1,000,000 per vessel we own;

➢	maintain a ratio of EBITDA (as it will be defined in the credit facility) to interest expense of at least 3.00 to 1.00 on a trailing four-quarter basis commencing on June 30, 2010; and

➢	maintain a minimum equity ratio of value adjusted stockholders’ equity to value adjusted total assets of at least 30%.

We will also be required to maintain an aggregate market value of our financed vessels equal to at least 160% of the aggregate amount outstanding under the credit facility. If the aggregate market value of our financed vessels falls below 160% of the aggregate amount outstanding under the credit facility, we will have a 45 day remedy period during which we may post additional collateral or reduce the amount outstanding under the credit facility.

The credit facility will prohibit us from paying dividends to our shareholders if an event of default has occurred and is continuing or if an event of default will occur as a result of the payment of such dividend. Events of default under the credit facility will include:

➢	failure to pay principal or interest when due;

➢	any breach of covenants that continues unremedied for 30 days;

➢	any material inaccuracy of any representation or warranty;

➢	the occurrence of a material adverse change;

➢	our default under any indebtedness other than the credit facility of $10 million or greater;

➢	a change of control, defined in the credit agreement to occur when two or more persons acting in concert or any individual person (other than the largest beneficial owner of our shares) (x) acquire, legally and/or beneficially and either directly or indirectly, an ownership interest and/or voting rights in excess of 50% of our issued share capital or (y) has the right or ability to control, either directly or indirectly, the affairs or composition of the majority of our Board of Directors;

➢	a failure in the effectiveness of security documents entered into in connection with the credit agreement;

➢	an unsatisfied uninsured material judgment following final appeal; or

➢	certain events of insolvency or bankruptcy.

INDICATIVE ANALYSIS OF CERTAIN COMMERCIAL OPPORTUNITIES

Prospective Financial Information

The Company does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of the Company has prepared the prospective financial information set forth below to present an indicative analysis for the purpose of illustrating the variability of possible operating results and that actual results are not predictable with any meaningful level of precision. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company’s management, was prepared on a reasonable basis, reflects the best

Management’s discussion and analysis of financial condition and results of operations currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the vessels. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Registration Statement are cautioned not to place undue reliance on the prospective financial information.

Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Indicative Analysis—General

Substantially all of the proceeds of this offering and the $40 million capital contribution from Crude Carriers Investments Corp. will be used to purchase the two Universal VLCCs and the Initial Suezmax. There are various factors that will affect whether and at what times we acquire vessels, but we currently estimate that we will purchase and take delivery of the Initial Suezmax upon the consummation of this offering, expect delivery of one Universal VLCC in March 2010 and expect delivery of the other Universal VLCC in June 2010. We expect that we will identify and analyze a number of potential vessel acquisition candidates as we build our fleet and that such vessels may have diverse characteristics and circumstances including age, specification, construction quality and maintenance condition. In anticipation of such analysis and acquisition activity, we currently are monitoring and analyzing vessel acquisition markets and have presented below our indicative analysis of the acquisition of the Initial Suezmax and a modern VLCC tanker. Investors and potential investors should recognize that these markets and related markets, including the charter markets, in the past have had, and we expect in the future will have, significant and in some instances rapid fluctuations and that vessel values, performance and charter rates will vary widely. We also include in our analysis average spot earnings experienced by the industry over certain historic periods. Spot earnings are estimated as daily time charter equivalents (“TCEs”) of voyage freight rates, and expressed in $/day on the voyage based on third party industry data. See “The International Tanker Industry—Charter Rates & Asset Values.” In broad terms, earnings are calculated by taking the total revenue, deducting current bunker costs based on prices at representative regional bunker ports and estimated port costs (after currency adjustments) and then dividing the result by the number of voyage days. Average earnings for each ship type are averages of the voyage earnings for selected routes. Certain factors are not accounted for in the earnings calculations, including: (a) the payment of commissions; (b) other voyage-related costs; (c) vessel waiting time at port; and (d) time the vessel is off-hire.

The sensitivity tables below illustrate the variability of possible results and that actual results are not predictable with any meaningful level of precision. Investors and potential investors should recognize that actual vessel values and performance could be materially worse than is illustrated in the indicative sensitivity tables. Such adverse results could be driven by adverse changes in the factors considered in the indicative analysis, including charter rates, voyage expenses, operating expenses, and vessel utilization, as well as other factors, including those described above under “Risk Factors.” Many of these factors are beyond our control.

Indicative Analysis—Initial Suezmax

For purposes of indicative analysis, as of January 31, 2010 we assume:

➢	That the acquisition cost of the Initial Suezmax will be $71.25 million, which is the average price of the Initial Suezmax derived from the reports of two independent ship brokers.

Management’s discussion and analysis of financial condition and results of operations

➢	Spot earnings for the Initial Suezmax of approximately $27,064 per day, based on the average spot earnings for 2009 obtained from third-party industry market analyses. We also include in the sensitivity analysis average rates experienced by the industry over certain historic periods. See “The International Tanker Industry—Charter Rates & Asset Values.”

➢	Daily operating expenses of $9,500 per day, based on third-party industry market analyses, our experience with similar vessels and the estimated daily operating expenses of the Initial Suezmax, and no drydocking expenses.

➢	358 revenue days out of 365 operating days, based on 98% utilization.

➢	Voyage commissions of 3.75%.

➢	Depreciation expenses of $3,356,460.56 per year.

On the basis of these assumptions, we estimate the annual vessel operating income could be approximately $2.5 million (vessel operating income in this case being estimated gross revenues less estimated vessel operating expenses of $9,500 per day less voyage commissions less depreciation). These estimates assume that the vessel is acquired debt free and do not include any allocation for corporate, general and administrative expenses. We estimate the residual scrap value of the Initial Suezmax to be $4.6 million on the basis of 25,743 lightweight tons at $180 per lightweight ton. See “—Critical Accounting Policies—Fixed Assets, net.”

This indicative sensitivity table below uses the same estimates and assumptions but varies only the estimated spot earnings per day for a range of historical rates. This indicative table illustrates the potential for volatility in vessel operating results.

Indicative Sensitivity Table—Initial Suezmax
Annual Vessel Operating Income Estimates

		Highest
	Lowest Annual	Annual			January
	Average 1999	Average	Average	Average	2010
	2009	1999-2009	1999-2009	2009	Average

Inflation-Adjusted Estimated Spot Earnings per Day	$20,781	$78,415	$48,709	$27,064	$47,373
Estimated Vessel Operating Income	$330,623	$20,173,074	$9,946,017	$2,493,889	$9,485,888

Indicative Analysis—Universal VLCC

For purposes of indicative analysis, as of January 31, 2010 we assume:

➢	An acquisition cost for a Universal VLCC of $96.5 million.

➢	A spot rate for a VLCC of approximately $36,455 per day, based on the average spot earnings for 2009 obtained from third-party market analyses. We also include the sensitivity analysis average rates experienced by the industry over certain historic periods. See “The International Tanker Industry—Charter Rates & Asset Values.”

➢	Daily operating expenses of $10,500 per day, based on third-party industry market analyses and our experience with similar vessels, and no dry docking expenses.

➢	358 revenue days out of 365 operating days, based on 98% utilization.

➢	Voyage commissions of 3.75%.

➢	Depreciation expenses of $3,572,000 per year.

Management’s discussion and analysis of financial condition and results of operations

On the basis of these assumptions, we estimate the annual vessel operating income could be approximately $5.1 million (vessel operating income in this case being estimated gross revenues less estimated vessel operating expenses of $10,500 per day less voyage commissions less depreciation). These estimates assume that the vessel is acquired debt-free and do not include any allocation for corporate, general and administrative expenses. The residual scrap value has been calculated at $7.2 million on the basis of an estimated 40,000 lightweight tons for this type of vessel at $180 per lightweight ton; we do not yet know the exact lightweight of a Universal VLCC. See “—Critical Accounting Policies—Fixed Assets, net.”

This indicative sensitivity table below uses the same estimates and assumptions but varies only the estimated spot earnings per day for a range of historical rates. This indicative table illustrates the potential for volatility in vessel operating results.

Indicative Sensitivity Table—Modern VLCC
Annual Vessel Operating Income Estimates

		Highest
	Lowest	Annual			January
	Annual	Average	Average	Average	2010
	Average 1999-2009	1999-2009	1999-2009	2009	Average

Inflation-Adjusted Estimated Spot Earnings per Day	$27,463	$110,318	$61,411	$36,455	$74,895
Estimated Vessel Operating Income	$2,050,633	$30,576,384	$13,738,382	$5,146,541	$18,380,990

CONTRACTUAL OBLIGATIONS

Upon the consummation of this offering, the Company expects that its contractual obligations will be as follows:

	Payment due by period
		Less then			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(in thousands of U.S. dollars)

Vessel Purchase Commitments(1)	$264,250	$264,250	$—	$—	$—
Management fee(2)	15,396	2,985	2,483	2,481	7,447
Total	$279,646	$267,235	$2,483	$2,481	$7,447

(1)	Purchase commitments represent outstanding purchase commitments that we will enter into upon the consummation of this offering for the acquisition of the Initial Suezmax and the two VLCCs that are scheduled to be delivered in March and June 2010.

(2)	Concurrently with the closing of this offering, we will enter into the Management Agreement with our Manager. We have calculated a sale and purchase fee of $1,930 on the aggregate acquisition cost of the two Universal VLCCs, technical management fees of $0.9 per vessel per day, Sarbanes-Oxley compliance fees of $0.1 per vessel per day, and reporting services fees of $50.0 per quarter up beginning from March 1, 2010 up to December 31, 2020.

GENERAL AND ADMINISTRATIVE EXPENSES

Our general and administrative expenses will include fees payable under the Management Agreement, directors’ fees, office rent, travel, communications, insurance, legal, audit, investor relations and other professional expenses and other fees related to the expenses of a publicly-traded company.

Management’s discussion and analysis of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe will be our most critical accounting policies that will involve a high degree of judgment and the methods of their application upon the acquisition of our fleet.

Vessel acquisitions

When we enter into an acquisition transaction, we determine whether the acquisition transaction is the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset, as neither the historical operating data for the vessel is reviewed nor is such data material to our decision to make such acquisition, although various other factors must be assessed and taken into consideration. The acquisition of Cooper, the Capital Maritime subsidiary that owns the Initial Suezmax, will be treated as an acquisition of a business rather than an acquisition of an asset. In addition, we will account for our acquisition of Cooper as a transaction of entities under common control, and accordingly, we will initially value the assets transferred at their carrying amounts. Any difference between the carrying amount of the assets received and consideration paid by us to Capital Maritime will be recorded in equity.

If a vessel is acquired with an existing time charter, we allocate the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate that reflects the risks associated with the acquired charters) of the difference between (a) the contractual amounts to be paid pursuant to the charter terms and (b) management’s estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

Trade receivables, net

Trade receivables, net include accounts receivable from charters net of the provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts will be assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Our revenue is based on contracted charter parties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise as to the responsibility of lost time and revenue due to us as a result. Accordingly, we periodically assess the recoverability of amounts outstanding and estimate a provision if there is a possibility of non-recoverability.

Recognition of revenues and voyage and vessel operating expenses

We generate our revenues from voyage and time charter agreements. If a time or voyage charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage. We do not begin recognizing voyage or time charter revenue until a charter contract has been agreed to both by us and the charterer. Demurrage income, which is included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned. Probable losses such as uncollectible amounts from time and voyage charters are provided for in full at the time such losses can be estimated.

Management’s discussion and analysis of financial condition and results of operations

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Commissions are expensed over the related charter period and all the other voyage expenses are expensed as incurred. For time charters all voyage expenses except commissions are assumed by the charterer of the vessel. For voyage charters all voyage costs are assumed by the owner of the vessel.

Vessel operating expenses are all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under voyage and time charter agreements the operating expenses are assumed by the owner of the vessel.

Fixed Assets, net

We record the value of our vessel at its cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessel on a straight-line basis over its remaining economic useful life. Our estimate of the useful life of our vessel is 25 years from the date of initial delivery from the shipyard which is common shipping industry practice with tankers. Depreciation is based on cost less the estimated residual scrap value. Residual value calculation is based upon a vessel’s lightweight tonnage multiplied by a scrap rate of $180 per lightweight ton, which represents management’s best estimate based on historical trends and current industry conditions. An increase in the useful life of a tanker vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a tanker vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use.

Deferred drydocking costs

Our vessel is required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessel is operating. We defer the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Deferred drydocking costs will include actual costs incurred at the drydock yard; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking.

Impairment of long-lived assets

Impairment loss is recognized on a long-lived asset used in operations when indicators of impairment are present and the carrying amount of the long-lived asset is less than its fair value and it is not recoverable from the undiscounted cash flows estimated to be generated by the asset. In determining future benefits derived from use of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. We did not note, for the years ended December 31, 2008 and 2007 any events or changes in circumstances indicating that the carrying amount of our vessel may not be recoverable. However, in the year ended December 31, 2009, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for tanker vessels fell and values of assets were affected although there were limited transactions to confirm that. We considered these market developments as indicators of potential impairment of the carrying amount of its asset. We performed the undiscounted cash flow test as of December 31, 2009. We determined undiscounted projected net

Management’s discussion and analysis of financial condition and results of operations operating cash flows for the vessel and compared it to the vessel’s carrying value. In developing estimates of future cash flows, we made assumptions about future charter rates, utilization rates, ship operating expenses, future dry docking costs and the estimated remaining useful life of the vessel. These assumptions are based on historical trends as well as future expectations that are in line with our historical performance and our expectations for the vessel utilization under our deployment strategy. Based on these assumptions we determined that the undiscounted cash flows support the vessel’s carrying amount as of December 31, 2009.

OFF-BALANCE SHEET ARRANGEMENTS

We currently do not have any off-balance sheet arrangements.

INFLATION

We expect that inflation will have only a moderate effect on our expenses under current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, general and administrative, and financing costs. However, we expect our costs to increase based on the anticipated increased costs for crewing, lube oil and bunkers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our risk management policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

INTEREST RATE RISK

The international shipping industry is a capital intensive industry, requiring significant amounts of investment. We have entered into a commitment to obtain a revolving credit facility that will provide us with bridge financing for potential vessel acquisitions. Our interest expense under any such credit facility will be affected by changes in the general level of interest rates. Increasing interest rates could adversely impact our future earnings.

CURRENCY AND EXCHANGE RATES RISK

The international shipping industry’s functional currency is the U.S. Dollar. We expect that virtually all of our revenues and most of our operating costs will be in U.S. Dollars. We expect to incur certain operating expenses in currencies other than the U.S. Dollar, and we expect the foreign exchange risk associated with these operating expenses to be immaterial.

COMMODITY RISK

The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay dividends.

INFLATION

Inflation is expected to have a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses to date. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

THE INTERNATIONAL TANKER INDUSTRY

The information and data contained in this prospectus relating to the international tanker industry has been provided by Clarkson Research Services Limited, “CRSL”, and is taken from CRSL’s database and other sources. CRSL has advised that: (a) some information in CRSL’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in CRSL’s database; (c) whilst CRSL has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

TANKER DEMAND AND SUPPLY OVERVIEW

The maritime shipping industry is fundamental to international trade as it is the only practicable and cost effective means of transporting large volumes of many essential commodities. Oil has been one of the world’s most important energy sources for a number of decades and the oil tanker industry plays a vital link in the global energy supply chain. In 2008, oil accounted for approximately 34.8% of world energy consumption. Oil demand grew steadily at an annual compound growth rate of 1.3% between 1999 and 2008, from approximately 75.3 million barrels per day (bpd) to 84.5 million bpd (according to BP Statistical Review of World Energy), primarily as result of global economic growth. The economic slowdown experienced in 2008 and much of 2009 has had an impact on overall oil demand, with the International Energy Agency (“IEA”) estimating that oil demand fell by 1.5% in 2009. However, in recent months the IEA has been upwardly revising its demand forecasts for 2009 and 2010, and in February projected a rise in demand of 1.6 million bpd to 86.5 million bpd in 2010, representing 1.8% annual growth. Of the 84.5 million bpd consumed in 2008, 39.5 million bpd (46.7%) was estimated to have been transported on tankers according to the BP Statistical Review of World Energy. The chart below illustrates the growth in oil demand in recent years, along with the IEA demand projections to the end of 2010. The graph also shows the seasonality of oil demand and the impact of the global economic slowdown on oil demand.

Source: IEA Oil Market Report, February 2010

Note:  The IEA do revise figures and forecasts over time. Current 2010 estimate as at February 2010 is 86.5 million bpd.

Between 2002 and 2008, seaborne crude oil trade measured in billion tonnes is estimated to have grown at 2.1%. Tanker demand, measured in tonne-miles, is a product of (a) the amount of cargo transported in tankers, multiplied by (b) the distance over which this cargo is transported. In tonne-mile terms,

The international tanker industry

seaborne crude oil trade grew at 2.9% p.a. between 2002 and 2008, reflecting a small increase in the average length of haul. However in 2009, growth in seaborne crude oil trade has slowed significantly by approximately 4%. In the long term it is possible that oil demand may be reduced by an increased reliance on alternative sources and/or a drive for increased efficiency in the use of oil as a result of environmental concerns, declining reserves and/or high oil prices. Trading patterns are sensitive both to major geographical events and to small shifts, imbalances and disruptions at all stages—from wellhead production through refining to end use. Seaborne trading distances are also influenced by infrastructural factors, such as the availability of pipelines and canal “shortcuts.” Although oil can also be delivered by pipeline or rail, the vast majority of worldwide crude and refined petroleum products transportation has been conducted by tankers because transport by sea is typically the only or most cost-effective method.

Source: Fearnleys October 2009 / IEA February 2010

Note:  (e) = estimate, (p) = projection

Note:  The above chart shows ton-mile developments according to Fearnleys. Due to coverage and definitional issues, the numbers published by Fearnleys and Clarkson Research Services Limited differ. 2010 forecasts range considerably; Clarkson Research Services Limited’s 2010 projection for crude tanker deadweight demand is lower than Fearnleys.

Tanker charter hire and vessel values are strongly influenced by the supply of, and demand for tanker capacity. The crude tanker industry has historically developed in a cyclical fashion, although the length of these cycles has varied significantly. Supply and demand in the tanker market were closely matched in the five years prior to 2009, although they became divergent during 2009.

In recent years, the tanker fleet (>10,000 dwt) has grown strongly as a result of increased shipyard deliveries, growing by 5.8% in 2006, 6.0% in 2007 and 5.6% in 2008, and 7.3% in 2009. In the same periods, the VLCC fleet grew by 3.4%, 4.1%, 3.7% and 5.6%, while the Suezmax fleet grew by 7.0%, 4.3%, 1.2% and 8.8%, respectively.

The international tanker industry

Figure 3: Tanker Phase-Out and Orderbook (assuming 2010 phase-out)

	VLCC				Suezmax				Aframax
	Phase-Out(1)		Orderbook(2)		Phase-Out(1)		Orderbook(2)		Phase-Out(1)		Orderbook(2)
	No.	million dwt	No.	million dwt	No.	million dwt	No.	million dwt	No.	million dwt	No.	million dwt

2010	87	23.89	75	23.16	24	3.52	53	8.14	34	3.17	85	9.36
2011			93	28.97			64	9.95	3	0.30	56	6.10
2012			22	6.96	1	0.13	13	2.03	4	0.39	5	0.55
2013			1	0.32	3	0.45	9	1.40	3	0.32	5	0.54
2014					2	0.30			1	0.09	4	0.428
2015	5	1.50			3	0.44			10	1.02

Total
Phase-Out	92	25.39	191	59.41	33	4.84	139	21.51	55	5.28	155	16.97
Total Fleet	545	163.37			402	61.57			841	88.31
% of Fleet		15.5%		36.4%		7.9%		34.9%		6.0%		19.2%

Source: Clarkson Research, 1st February 2010.

Note 1:  Phase-out figures based on CRSL estimates of IMO MARPOL Annex I, Regulation 20, 1st February 2010. It assumes phase-out of all single-hull vessels at the 2010 deadline (although some vessels will benefit from possible extensions granted by flag and port states), that double-bottomed and double-sided vessels will trade to 25 years and that the average demolition age is 30 years.

Note 2:  Orderbook as at 1st February 2010. These figures are subject to change as a result of delay, cancellation and further ordering. In 2009, recorded deliveries were 25% lower than expected at the start of the year for all tankers above 10,000 dwt while 3% of the scheduled 2009 deliveries have been removed completely from the orderbook. Delays and cancellations are expected to increase but estimates vary significantly.

The IMO phase-out applies to international voyages. Vessels may continue to trade coastally.

The aggregate tanker orderbook for new vessels has retreated from historical highs in 2008 to an equivalent of 29% of the fleet (128.5 million dwt) as of February 1st, 2010. Delivering the orderbook will present a number of challenges, both technical and financial and therefore some slippage or cancellations of orders at shipyards is expected. In 2009, approximately 25.3% of tanker deliveries (>10,000 dwt) expected to enter the fleet at the start of the year were not confirmed as delivered (i.e. “Non Delivery”). Despite this, there are still a considerable number of vessels to be delivered within the next few years.

There are approximately 42.3 million dwt of non double-hulled vessels that may be phased out by the end of 2010 due to IMO regulations and a further 8.8 million dwt of double-sided or double-bottomed vessels that are expected to be phased out before 2015. In total, non double-hull vessels represent 11.6% of the fleet in dwt. There are also 8.6 million dwt of double-hulled vessels over 20 years of age, which could be candidates for scrapping by 2015 because of their age. In total these vessels represent 13.6% of the tanker fleet. It is important to note that the IMO regulations do permit some trading extensions beyond 2010.

TANKER MARKET OVERVIEW

Tanker earnings fell significantly in 2009 following a near record year in 2008. A seasonal increase in demand caused by a cold weather snap in the northern hemisphere saw chartering rates improve in the final few months of 2009 and into 2010. In 2009, VLCC spot earnings averaged $36,671 per day, 63% lower than the 2008 average. Timecharter rates fell in 2009 as did timecharter activity. In 2006 there were 177 reported tanker timecharters, falling to 151 in 2007, 157 in 2008 and 104 in 2009. There were a total of 28 VLCC timecharter fixtures, 11 Suezmax timecharter fixtures and 31 Aframax timecharter fixtures in 2009.

The international tanker industry

A resale (a new vessel able to give prompt delivery) VLCC price, as of February 2010, is estimated to be approximately $100 million, compared to a peak price of $195 million in August 2008 (inflation adjusted value of $190 million), and a five year average of $138m (inflation adjusted value of $142 million). Five year old VLCC prices as of February 2010 are estimated to be approximately $80 million, compared to a ten year average of $92 million (inflation adjusted value of $100 million). Five year old Suezmax prices as of February 2010 are estimated to be approximately $59 million, compared to a ten year average of $63 million (inflation adjusted value of $68 million). Since a peak in the summer of 2008 asset values have fallen from historical highs and are approximately half of peak prices now.

TANKER VESSEL TYPES

Crude oil tankers transport crude oil from points of production to points of consumption, typically oil refineries. Customers include oil companies, oil traders, large oil consumers, refiners, government agencies and storage facility operators.

The global oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity. In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel for a particular voyage, taking into consideration port and canal size restrictions and optimal cargo lot sizes. The five categories are shown in the table below.

The international tanker industry

Figure 4: Tanker Vessel Types

Class of Tankers	Cargo capacity (dwt)	(’000 bbl)	Typical use

Ultra Large Crude Carrier “ULCCs”	> 320,000	2,040	Long-haul crude oil transportations from the Middle East Gulf and West Africa to predominantly Far Eastern destinations such as China, Japan and Korea but also Northern Europe and the U.S. Gulf.
Very Large Crude Carrier “ULCCs”	200,000 - 319,999

Suezmax	120,000 - 199,999	1,027	Medium-haul of both crude oil and fuel oil from the FSU, Middle East and West Africa to the United States and Europe.

Aframax	80,000 - 119,999	715	Short- to medium-haul of crude oil and refined petroleum products from the North Sea, Baltic or West Africa to Europe or the East Coast of the U.S.; from the Middle East Gulf to the Pacific Rim and on regional trade routes in the North Sea, the Caribbean, the Mediterranean and the Indo-Pacific Basin.

Panamax	60,000 - 79,999	492	Short- to medium-haul of crude oil and refined petroleum products worldwide, mostly on regional trade routes.

Handymax	40,000 - 59,999	318	Short-haul of mostly refined petroleum products worldwide, usually on local or regional trade routes.
Handysize	10,000 - 39,999	167

Source: Clarkson Research, 1st February 2010.

Note:  Average bbl per sector shown. “bbl” refers to the cargo carrying capacity for the vessel based on a conversion from metric to barrel capacity.

The focus of this tanker industry review will be on the larger crude carrying sectors, VLCCs and Suezmaxes.

VLCC TRADING ROUTES

VLCC activity has shown a trend towards Far East destinations, with China accounting for approximately 21% of all reported VLCC spot fixtures in 2009, Korea accounting for 12%, India 13% and “Other Far East’ (including Japan and Singapore) a further 30%. The market share of VLCC spot fixtures into OECD North America and the Atlantic generally fell significantly in 2009. A growing share of Middle East crude exports have been heading to the Far East in 2009 and this pattern is expected to persist with the growing economies of China and India demanding more crude for domestic consumption. In recent years, a number of trades have evolved which are relatively long-haul. This includes movements into South China from long-haul destinations such as West Africa and the

The international tanker industry

Caribbean which in spot fixtures terms increased by 69% and 125% respectively between 2004 and 2009. In addition, there has been a 122% increase in spot fixtures from the Caribbean to Singapore over the same period. VLCC spot fixtures into West Coast India have increased 19% over 2004 to 2009. Single-hull VLCCs continue to be active loading out of the Middle East, but the Atlantic remains effectively closed to them. The number of areas actively receiving single hulls has narrowed, in 2009 the main spot discharge areas for single—hull VLCCs were Thailand, Taiwan and West Coast India. In 2009, the spot routes showing the largest year-on-year growth were West Africa to West Coast India, the Arabian Gulf to South China and Venezuela to South East Asia. Most Atlantic routes saw reduced volumes in 2009.

Note:  Based on publicly reported spot fixtures and is not comprehensive of all movements.

Abbreviations:  DH is Double Hull, NDH is Non-Double Hull, WAFR is West Africa, USG is United States Gulf, AG is Arabian Gulf, WCI is West Coast India, SPOR is Singapore, CAR is Caribbean, TWN is Taiwan, SCH is South China, JAP is Japan, KOR is South Korea, THAI is Thailand.

The international tanker industry

Figure 6: Top 10 2009 VLCC Spot Fixture
Routes, Ranked by Cargo Size in M Tonnes

Route		2009	’04-’09 Growth

1	AG- South China	79	136%
2	AG- Korea	53	11%
3	WAF- US Gulf	34	(31)%
4	AG- Singapore	29	(42)%
5	AG- West Coast India	27	(1)%
6	Caribs- Singapore	27	122%
7	AG-Thailand	26	28%
8	AG- US Gulf	23	(63)%
9	AG-Taiwan	20	(2)%
10	WAF- West Cost India	15	12%

Others		144	(37)%

Total		478

Source: Clarkson Research, February 2010

Note:  Spot Fixtures data is not comprehensive and does not cover all cargo movements.

Note:  The% change 2004-2009 does not necessarily reflect actual cargo moved because of non spot and off market movements.

SUEZMAX TRADING ROUTES

Spot fixing activity for Suezmaxes continues to remain focused in the Atlantic, with North America accounting for 30% of spot fixtures in 2008. Activity has remained high for fixtures discharging in Europe, accounting for 35% of all fixtures in 2008. Former Soviet Union (“FSU”) exports through the Black Sea have increased over the past couple of years as Suezmaxes are the largest sized tanker able to navigate the Bosporus Strait. Suezmaxes have been less active east of the Suez, with spot fixture discharges accounting for only 22% in terms of vessel deadweight. West African exports are influenced by political unrest. FSU crude exports out of the Black Sea have increased over 2009 as several new Russian fields came online quicker than had originally been envisaged. Some FSU production has been transported to Far Eastern destinations such as China and South Korea and these trading patterns have acted to provide increased deadweight demand.

At certain seasonal points, crude exports from North Baltic ports and some of the northern regions of Russia require ice class vessels. Ice class tankers are vessels that have been constructed with strengthened hulls, a sufficient level of propulsive power for transit through ice-covered routes and specialized machinery and equipment for cold climates. The demand prospects for these tankers depend on oil exports from these “ice regions” and the severity of ice conditions. In recent years Baltic winters have generally been mild and as newbuildings have been delivered there has been an increase in the number of tankers with ice class 1A classification. As a result premiums paid for ice class tonnage have been limited. There are 22 Suezmax with ice class 1A notation, although many of these vessels trade globally rather than exclusively in “ice regions”.

There are a small number of Suezmax vessels with epoxy coated tanks (2% of the fleet), allowing storage and transportation opportunities of clean oil products cargoes. However, these opportunities have been rare in recent years and the majority of these vessels continue to trade crude. Vessels trading crude require extensive cleaning before trading clean. 46 Suezmax tankers operate with bow thrusters, potentially allowing some limited advantage due to additional maneuverability.

The international tanker industry

Note:  Based on publicly reported spot fixtures and is not comprehensive of all movements.

Note:  Routes not showing a breakdown between DH and NDH are 100% DH.

Abbreviations:  DH is Double Hull, NDH is Non-Double Hull, WAFR is West Africa, USG is United States Gulf, AG is Arabian Gulf, WCI is West Coast India, SPOR is Singapore, CAR is Caribbean, TWN is Taiwan, SCH is South China, JAP is Japan, KOR is South Korea, THAI is Thailand.

Figure 8: Top 10 2009 Suezmax Spot Fixture Routes,
Ranked by Cargo Size in M Tonnes

Route		2009	’04-’09 Growth

1	WAF- US Gulf	28	3%
2	Black Sea- UK Cont	22	(34)%
3	WAF- UK Cont	17	163%
4	WAF- USAC	13	(37)%
5	AG- West Coast India	8	37%
6	WAF- Sth America	5	180%
7	East Med- West Med	5	(28)%
8	WAF- US Gulf	5	15%
9	WAF- West Med	5	(22)%
10	WAF- Brazil	5	43%

Others		139	(31)%

Total		254

Source: Clarkson Research, February 2010

Note:  Spot Fixtures data is not comprehensive and does not cover all cargo movements.

Note:  The % change 2004-2009 does not necessarily reflect actual cargo moved because of non spot and off market movements.

The international tanker industry

OIL TANKER DEMAND

Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China.

Tanker demand, measured in tonne-miles, is a product of (a) the amount of cargo transported in tankers, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the tonne-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances.

Total seaborne oil trade has increased from 1.6 billion tonnes in 1990 to an estimated 2.7 billion tonnes in 2008. It is estimated to have declined to 2.6 billion tones in 2009. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

Note:  (e) = estimate, (p) = projection

Between 2002 and 2008 seaborne trade in crude oil has grown at a Compound Average Growth Rate (“CAGR”) of 2.1% per annum, and seaborne trade in refined petroleum products has grown at CAGR of 5.8% per annum. In tonne-mile terms, crude oil growth has been 2.9% between 2002 and 2008. These figures indicate that, in general terms, demand for world tanker tonnage is growing at a faster rate than global demand for crude oil (oil demand grew at an annual compound growth rate of 1.4% per year between 1999 and 2008), which implies that a larger proportion of global oil demand is being transported internationally by sea. Seaborne oil trade is estimated to have fallen by 3.8% in 2009, but is expected to return to growth in 2010 if global oil demand recovers. The graph below compares annual percentage growth in crude tanker tonne-miles and annual percentage growth in total world oil consumption.

The international tanker industry

Source: Fearnleys October 2009/IEA February 2010

Note:  (e) = estimate, (p) = projection

Note:  The above chart shows ton-mile developments according to Fearnleys. Due to coverage and definitional issues, the numbers published by Fearnleys and Clarkson Research Services Limited differ. 2010 forecasts range considerably; Clarkson Research Services Limited’s 2010 projection for crude tanker deadweight demand is lower than Fearnleys

Overall, both long-haul and short-haul production has increased since 1993, as can be seen in the graph below. Falling production in some mature short haul oil fields, such as the North Sea and South East Asia, has been offset by the increasing production of the FSU. Long haul production increases have largely been driven by Saudi Arabia, which has the greatest spare production capacity and greatest proven reserves, and Iraq, as the country recovers from war. Between 1998 and 2008 long-haul production has grown over 3 times as fast as short-haul production.

Note:  Short Haul (<5,000 mile voyage) defined as: UK, Norway, Ecuador, Venezuela, Mexico, Libya, Algeria, Egypt, Gabon, Nigeria, Indonesia, Former Soviet Union. Long Haul (>5,000 mile voyage) defined as: Qatar, UAE, Iraq, Iran, Kuwait, Neutral Zone, Saudi Arabia.

The growth in demand for oil and the changing location of supply is changing the structure of the tanker market. Between 2003 and 2008, over 80% of new production was located in three regions: the FSU, the Arabian Gulf and West Africa; together these three regions produced 50% of global supply in

The international tanker industry

2008. Over the recent economic downturn Chinese oil companies have been particularly active in large capital injections to oil producers around the world. Long-term supply agreements have been reached with Venezuela, Brazil and for the development of FSU fields and investment is being considered for West Africa. Transporting significant volumes of crude from Venezuela to China would increase tonne-mile demand. During 2009 it was reported that Chinese oil companies have concluded supply agreements that will, if they materialise, result in over 200,000 bpd of crude oil being imported from Brazil and over 350,000 bpd of crude and products being imported from Venezuela.

Major consumers, including the United States, Europe and China, have been forced to diversify their supply as regional fields mature, meaning demand for long-haul and short-haul oil has continued to grow. The IEA reports that global oil demand fell by 0.3 million bpd in 2008 to 86.2 million bpd and is expected to have fallen a further 1.3 million bpd in 2009 to 84.9 million bpd. The IEA has been revising downwards their oil demand figures from the end of 2008 to mid-2009 as a result of the economic instability and the slowdown in global economic activity over the current downturn. However, in recent months, the IEA have been upwardly revising their demand forecasts for 2009 and 2010 and in February 2010 projected a rise in demand of 1.6 million bpd in 2010.

Note:  Forecasts are subject to revision.

Demand for oil is influenced by a number of factors. For example, between 2003 and 2008, U.S. oil demand is estimated to have fallen by over 0.5 million bpd, to 19.5 million bpd. In 2009 however, a severe economic slowdown forced oil demand to fall to around 18.7 million bpd. As a result of the rapid growth of the Chinese economy between 2003 and 2008, Chinese oil demand is estimated to have grown from 5.6 million bpd to 7.9 million bpd. Chinese oil imports increased by 11.4% in the first eleven months of 2009, with 92% of imports from long-haul destinations. The IEA estimates that Chinese oil demand grew by an average of 0.6 million bpd in 2009 and will further grow by 0.4 million bpd in 2010 in part due to the building of the Chinese strategic oil reserve. Over the same 2003 to 2008 period, the growth of India’s economy has expanded oil demand by 0.6 million bpd, to 3.1 million bpd. Finally, over the same period, the Middle East has seen its demand of oil grow by 1.6 million bpd to 7.1 million bpd. However, the global economic downturn has curtailed oil demand growth in 2009 and this has reduced tanker demand. International oil agencies expect oil demand to recover in 2010, with the IEA expecting oil demand to grow by 1.6 million bpd.

It is estimated that the United States, China and India together accounted for over a third of global oil demand in 2008. The combined demand from these three countries alone is responsible for 38% of the total demand growth between 2003 and 2008. The majority of this demand growth has been satisfied through oil imported by sea. Over this period, however, the Middle East accounted for 24% of demand growth (none of which was imported by sea).

The international tanker industry

An oil price contango for much of the first six months of 2009 resulted in the short-term charter of tankers for oil storage. Estimates put the total volume of crude and products being held in tankers as a result of this short term floating storage at 130 million barrels at the height of storage activities in April 2009, principally on VLCCs and Suezmaxes. The use of vessels for floating storage through much of 2009 had a noticeable impact on the availability of tonnage. Estimates vary but around 40 VLCCs were engaged in short-term storage through April 2009. By the end of the year the oil price contango still prompted the use of tankers for storage but estimates put the number of VLCCs engaged at around 30 at the end of December 2009. Some recently delivered Suezmaxes have been chartered to transport clean cargoes due to arbitrage opportunities.

OIL TANKER SUPPLY

The effective supply of oil tanker capacity is determined by the size of the existing fleet, the rate of newbuilding deliveries, scrapping and casualties, the number of combined carriers (ships capable of carrying wet and dry cargoes) that are actually used for the carriage of oil, the number of vessels undergoing conversion out of the tanker fleet (dry bulk, offshore or heavy lift) and the number used as storage vessels and the amount of tonnage in lay-up (vessels idle, but still available for trading after a period of re-commissioning). The carrying capacity of the international tanker fleet is a critical determinant of pricing for tanker transportation services. The table below shows the tanker fleet.

Figure 14: World Crude Oil and Product Tanker Fleet By Vessel Size (over 10,000 dwt)

				% share	Average		% Single		% DH Fleet Over
Class	Size (Dwt)	Number	Million Dwt	of Dwt	Age	% Double	Hull (by Dwt)	% DB/DS	20 years (by Dwt)

ULCC/
VLCC	200,000 & above	545	163.4	37.2%	8.6	84.5%	14.6%	0.9%	0.0%
Suezmax	120,000-199,999	402	61.6	14.0%	8.8	92.1%	5.2%	2.7%	2.1%
Aframax	80,000-119,999	841	88.3	20.1%	8.2	94.0%	3.2%	2.8%	2.0%
Others	10-80,000 dwt	3,520	125.8	28.7%	9.3	87.6%	6.5%	5.9%	5.2%

Total	>10,000 dwt	5,308	439.1	100.0%	9.0	88.4%	8.7%	3.0%	2.2%

Source: Clarkson Research, 1st February 2010

Note:  Includes ships above 10,000 dwt only. DB/DS Double Bottomed/ Double Sided, DH Double Hull

The international tanker industry

The world tanker fleet (of 10,000 dwt and above) expanded from 274.3 million dwt at the beginning of 1996 to 439.1 million dwt at the start of February 2010, constituting a 60% expansion in just over 14 years. As of 1st February 2010, VLCCs made up 37% of the fleet in dwt terms, Suezmax tankers made up 14% in dwt terms and Aframax tankers made up 20% of the fleet in dwt terms. The chart below shows the development of the historical tanker fleet.

Source: Clarkson Research, February 2010

The level of newbuilding orders is a function primarily of newbuilding prices in relation to current and anticipated charter market conditions. The orderbook indicates the number of confirmed shipbuilding contracts for newbuilding vessels that are scheduled to be delivered into the market and is an indicator of how the global supply of vessels will develop over the next few years. At the start of February 2010, the world tanker orderbook for vessels above 10,000 dwt was 128.5 million dwt, equivalent to 29% of the existing fleet. 46% of the total tanker orderbook is due for delivery by the end of 2010. The outstanding orderbook includes some vessels that were not delivered in 2009 and have been re-scheduled to be delivered in 2010. The orderbook profile for deliveries to the end of 2010 is particularly heavy at 14% of the fleet. However, 12% of the current fleet is non double-hull, the majority of which will have to be phased out, converted, retro-fitted, or employed for other purposes by the end of 2010 if international regulations are strictly enforced. A further 2% of the tanker fleet is aged over 20 years and double hull.

The VLCC orderbook makes up almost 46% of the outstanding tanker orderbook in dwt terms, with Suezmaxes accounting for 17% and Aframaxes 13%. The majority of the tanker orderbook is due for delivery before the end of 2011.

The international tanker industry

The table below shows the fleet, orderbook and the planned delivery schedule going forward.

Figure 16: Tanker Orderbook and Delivery Schedule

	Orderbook (OB)					% of Fleet On Order for Delivery (by dwt):					2009 Non-
Class	Size (Dwt)	Number	Million Dwt	% of OB	% of fleet	2010	2011	2012	2013+	Total	Delivery Rate

ULCC/
VLCC	200,000 & above	191	59.4	46.2%	38.1%	14.3%	17.9%	4.3%	0.2%	38.1%	20.0%
Suezmax	120,000-199,999	139	21.5	16.7%	35.6%	13.5%	16.5%	3.4%	2.3%	35.6%	34.7%
Aframax	80,000-119,999	155	17.0	13.2%	19.3%	10.7%	6.9%	0.6%	1.1%	19.3%	11.3%
Others	10-80,000 dwt	833	30.6	23.8%	24.3%	14.4%	8.3%	1.4%	0.2%	24.3%	33.8%

Total	>10,000 dwt	1,318	128.5	100.0%	29.5%	13.5%	12.7%	2.6%	0.7%	29.5%	25.3%

Source: Clarkson Research, 1st February 2010

Note:  Includes ships above 10,000 dwt only.

2009 non-delivery rates are estimates for 2009. Negative rates imply over-delivery of orders

Note:  Going forward, the orderbook will be influenced by delays, cancellations and the re-negotiation of contracts. Due to these technical and contractual issues, there is currently considerable uncertainty surrounding the orderbook. The figures quoted above relate to the orderbook as at 1st February 2010 and take no account for these potential delivery problems. Orderbook includes some orders originally scheduled for 2009 delivery.

Delivering the orderbook will present a number of challenges, both technical and financial. A proportion of ships on order have been contracted at shipyards that are either currently under construction (“Greenfield Shipyards”) or have delivered their first vessels in the past two years. Some of these projects are reported to be experiencing technical and financial problems and it is therefore expected that construction of some of the shipyards and vessels may be delayed. However some non established yards are also proceeding on schedule. Ship owners with vessels on order are also experiencing financing problems as a result of the reduced charter markets, declines in asset values and lack of bank financing availability. The current tanker orderbook has an estimated contract value of approximately $90 billion, with the VLCC and Suezmax orderbooks estimated to have a contract value of $27.5 billion and $12 billion. The average contract price for VLCCs in the current orderbook is $136 million compared to a current resale price of $100 million and newbuilding price of $99 million. The average contract price for Suezmaxes in the current orderbook is $82 million compared to a current resale price of $72 million and newbuilding price of $61.5 million. Estimates of the proportion financed vary, but it is likely that a significant proportion has yet to secure financing. As a result, it is expected that there will be delays and cancellations as a result of these financial challenges although in some cases vessels will continue to be built and resold by the yard involved.

Approximately 7% of the tankers on order have been contracted at shipyards currently under construction and which have never built ships before. 17% of the VLCC orderbook is on order at non established yards, while the corresponding figure for the Suezmax sector is 35%. A significant proportion of the non established yards are Chinese but some non established yards are also proceeding on schedule.

In the first eleven months of 2009, over 9.8 million dwt of tanker tonnage were been reportedly cancelled, although establishing accurate data is difficult. In addition, in 2009, 25.3% of deliveries expected to enter the fleet at the start of the year were not delivered. Approximately 20.0% of VLCCs and 34.7% of Suezmax deliveries expected to enter the fleet at the start 2009 were not confirmed as delivered. This is partly due to statistical reporting delays but also because of delays in construction and cancellations of orders. It is expected that cancellation levels will increase, although estimates vary significantly. Despite these delays and cancellations, there are still a considerable number of vessels to be delivered within the next few years and these deliveries may put downward pressure on charter rates or vessel prices.

The international tanker industry

Source: Clarkson Research, February 2010

At any point in time, the level of scrapping activity is a function primarily of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs, which are in turn sometimes determined by industry regulations. Insurance companies and customers rely on the survey and classification regime to provide reasonable assurance of a tanker’s seaworthiness and tankers must be certified as “in-class” in order to continue to trade.

Tanker demolition (above 10,000 dwt) averaged 16.6 million dwt per annum between 2000 and 2003 but fell to 8.0 million dwt in 2004 and 4.0 million dwt in 2005, with a buoyant market encouraging owners to prolong the life of their elderly vessels. Despite record high scrap prices in 2006 and 2007, demolition fell to 3.0 million dwt per annum, due to the firm freight market encouraging owners to keep their ships in the market. However, a further 5.1 million dwt of tankers were converted out of the fleet during 2007. Inflated vessel earnings over the course of 2008 saw few vessels sold for scrap: only 76 vessels (representing 4.1 million dwt) were scrapped. A total of 130 vessels representing 8.4 million dwt were sold for scrap in 2009. Scrap prices have decreased from $700 per ldt in July 2008 to $320 per ldt at the end of October 2009 but have since firmed to above $400 per ldt at the start of February 2010. In the final quarter of 2009, 2 VLCCs, 3 Suezmaxes and 10 Aframaxes were sold for demolition. In total in 2009, 30 VLCCs of 8.2 million dwt and 17 Suezmaxes of 2.6 million dwt were removed from the fleet due to conversion and demolition.

Source: Clarkson Research, February 2010

The international tanker industry

A number of single-hull tankers, the majority of which are VLCCs, have been converted or are under conversion to the dry bulk or offshore markets. Most of these vessels have undergone these conversions several years ahead of their phase-out timetable under IMO regulations. In 2008, approximately 11.3 million dwt of tankers were converted out of the fleet while in 2009 there were approximately 10.5 million dwt converted. There will be further conversions to dry bulk or offshore purposes going forward, although it is expected that this will be at significantly lower levels. During 2009, 8 single hull VLCCs were sold for demolition and 17 were reported as sold in the sale and purchase market. The majority of the sale and purchase market transactions involve plans to convert tonnage to offshore or dry bulk purposes. Middle Eastern sellers have been particularly active in selling single hull VLCCs to South America buyers with some ear-marked for conversion into dry bulk carriers to service the Brazil-China iron ore trade.

REGULATORY ENVIRONMENT

The seaborne transportation of crude oil, refined petroleum products and edible oils is subject to regulatory measures focused on increasing safety and providing greater protection for the marine environment at global and local levels. Governmental authorities and international conventions have historically regulated the oil and refined petroleum products transportation industry, and since 1990 the emphasis on environmental protection has increased. Legislation and regulations such as OPA, IMO protocols, and classification society procedures demand higher-quality vessel construction, maintenance, repair and operations. This development has accelerated in recent years in the wake of several high-profile accidents involving 1970s-built ships of single-hull construction, including the “ERIKA” in 1999 and the “PRESTIGE” in November 2002. A summary of selected regulations pertaining to the operation of tankers is shown in the table below.

The international tanker industry

Figure 19: Summary of Selected Shipping Regulations

	Introduced/
Regulation	Modified	Features

OPA	1989	Single-hull tankers banned by 2010 in the U.S.
		Double-sided and double-bottom tankers banned by 2015.
IMO MARPOL Regulation 13G	1992	Single-hull tankers banned from trading by their 25th anniversary. All single-hull tankers fitted with segregated ballast tanks may continue trading to their 30th anniversary, provided they have had selected inspections. Newbuildings must be double-hull.
IMO MARPOL Regulation 13G	2001	Phase-out of pre-MARPOL tankers by 2007. Remaining single-hull tankers phased-out by 2015.
IMO MARPOL Regulation 13G (Now called Annex 1, Regulation 20)	2003	Phase-out of pre-MARPOL tankers by 2005. Remaining single-hull tankers phased-out by the end of 2010 or 2015, depending on port and flag states. Single-hull tankers over 15 years of age subject to Conditional Assessment Scheme.

IMO MARPOL Regulation 13H (Now called Annex 1, Regulation 21)	2003	Single-hull tankers banned from carrying heavy oil grades by 2005, or 2008 for tankers between 600 -- 5,000 dwt.
EU 417/2002	1999	25-year-old single-hull tankers to cease trading by 2007 unless they apply hydrostatic balance methods or segregated ballast tanks. Single-hull tankers fitted with segregated ballast tanks phased-out by 2015.
EU1723/2003	2003	Pre-MARPOL single-hull tankers banned after 2005. Remaining single-hull tankers banned after 2010. Single-hull tankers banned from carrying heavy oil grades by 2003.
MARPOL Annex II, International Bulk Chemical Code (IBC)	2004	Since January 1, 2007, vegetable oils which were previously categorized as being unrestricted will now be required to be carried in IMO II chemical tankers, or certain IMO III tankers that meet the environmental protection requirements of an IMO II tanker with regard to hull type (double-hull) and cargo tank location.

Source: Clarkson Research, February 2010.

Recently ratified international regulations include (a) the IMO regulations in 2003 to accelerate the phase-out of tankers without double-hulls and (b) limiting the transportation of fuel oil to double-hull vessels. As a result, oil companies acting as charterers, terminal operators, shippers and receivers are becoming increasingly selective with respect to the vessels they are willing to accept, inspecting and vetting both vessels and shipping companies on a periodic basis.

The international tanker industry

The increasing focus on safety and protection of the environment has led oil companies as charterers, terminal operators, flag states, shippers and receivers to become increasingly selective with respect to the vessels they charter, vetting both vessels and shipping companies on a periodic basis or not allowing vessels into port. This vetting can include, but is not limited to, vessel condition, hull type, crewing, age and owner. Although these vetting procedures and increased regulations raise the operating cost and potential liabilities for tanker vessel owners and operators, they strengthen the relative competitive position of shipowners with higher quality tanker fleets and operations. When chartering vessels on longer period charters oil majors use additional vetting procedures which can include increased officer vetting and past performance consideration. Oil majors also tend to have a policy of chartering vessels for time charters that are below ten years of age. Analysis of chartering in the entire market shows that the level of single-hulled tonnage chartered by oil majors has dropped significantly in recent years.

The table below shows estimates of the number of VLCC, Suezmax and Aframax tankers due to be phased out under IMO MARPOL Annex I, Regulation 20 through 2010, alongside the current orderbook for delivery through 2010. The analysis assumes that the IMO phase-out program will be followed and that flag and port states will not allow extensions for single-hull vessels beyond 2010.

Figure 20: Tanker Phase-Out and Orderbook (assuming 2010 phase-out)

	VLCC				Suezmax				Aframax
	Phase-Out[1]		Orderbook[2]		Phase-Out[1]		Orderbook[2]		Phase-Out[1]		Orderbook[2]
	No.	million dwt	No.	million dwt	No.	million dwt	No.	million dwt	No.	million dwt	No.	million dwt

2010	87	23.89	75	23.16	24	3.52	53	8.14	34	3.17	85	9.36
2011			93	28.97			64	9.95	3	0.30	56	6.10
2012			22	6.96	1	0.13	13	2.03	4	0.39	5	0.55
2013			1	0.32	3	0.45	9	1.40	3	0.32	5	0.54
2014					2	0.30			1	0.09	4	0.428
2015	5	1.50			3	0.44			10	1.02

Total Phase-Out	92	25.39	191	59.41	33	4.84	139	21.51	55	5.28	155	16.97
Total Fleet	545	163.37			402	61.57			841	88.31
% of Fleet		15.5%		36.4%		7.9%		34.9%		6.0%		19.2%

Source: Clarkson Research, 1st February 2010.

Note 1:  Phase-out figures based on CRSL estimates of IMO MARPOL Annex I, Regulation 20, 1st February 2010. It assumes phase-out of all single-hull vessels at the 2010 deadline (although some vessels will benefit from possible extensions granted by flag and port states), that double-bottomed and double-sided vessels will trade to 25 years and that the average demolition age is 30 years.

Note 2:  Orderbook as at 1st February 2010. These figures are subject to change as a result of delay, cancellation and further ordering. In 2009, recorded deliveries were 25% lower than expected at the start of the year for all tankers above 10,000 dwt while 3% of the scheduled 2009 deliveries have been removed completely from the orderbook. Delays and cancellations are expected to increase but estimates vary significantly.

The IMO phase-out applies to international voyages. Vessels may continue to trade coastally.

If the strict phase-out is fully adhered to in 2010, the VLCC fleet will contract for the first time since 2003 even assuming the orderbook is delivered in full as scheduled. A total of 87 VLCCs are set to be phased out this year comprising 23.9 million dwt against an orderbook delivery schedule of 75 vessels of 23.2 million dwt. However, it is uncertain as to whether the phase-out will be fully implemented and a number of vessels have been granted extensions by their flag states (see below) and may trade on.

A number of countries or regions have announced (either formally to the IMO or via press statements) that they will not allow the extended trading of non-double hull ships beyond 2010. These include the United States, European Union, South Korea, Mexico, China, Philippines and Australia. Other countries, such as oil importing states Japan, India and Singapore have indicated they will adopt a more

The international tanker industry

flexible policy towards extensions. These status updates are based on publicly reported dialogue with the IMO and related press releases. It therefore remains possible that a significant proportion of single-hull ships may continue to trade beyond 2010, increasing the global supply of tanker capacity and putting downward pressure on rates. In addition, tankers may continue to trade in coastal domestic waters. Political decisions or oil spill incidents may change this flexible attitude. After the 1993-built, single-hulled VLCC “HEBEI SPIRIT” spilled 10,800 tons of crude oil in Korean international waters in November 2007, South Korea modified its policy towards single-hull vessels. Announcements from South Korean refiners and government officials have stated that limits on the number of single-hull vessels entering Korean ports will be introduced ahead of the IMO phase out schedule in 2010. In November 2009 it was reported by press sources that the main Middle East bunkering port of Fujairah in the Arabian Gulf will not permit laden single-hull tankers beyond January 1, 2010. Further press reports in November 2009 suggested that China also would not accept single hull tankers beyond January 2011. However, no official confirmation has been posted publicly by the IMO. Taiwan and Thailand remain the most active in terms of non double-hull spot discharges, with 50% of Taiwan spot fixtures in 2009 being non double-hulled and 66% of Thailand discharges being non double-hulled. India has also seen growth as a single-hull destination.

CHARTER RATES & ASSET VALUES

Seaborne crude oil and oil products transportation is an established industry. The two main types of oil tanker operators are independent operators, both publicly-listed and private companies, which charter out their vessels for voyage or time charter use, and major oil companies (including state-owned companies). At present, the majority of independent operators hire their tankers for one voyage at a time in the form of a spot charter at fluctuating rates based on existing tanker supply and demand. Competition is based primarily on the offered charter rate, the location, technical specification, and quality of the vessel and the reputation of the vessel’s manager. Oil tanker charter hire rates are sensitive to changes in demand for and supply of vessel capacity and consequently are volatile. Pricing of oil transportation services occurs in a highly competitive global tanker charter market.

The international tanker industry

Figure 21: Top Spot Fixture Charterers in 2009 Based on Cargoes Carried

VLCC 2009	% of Total	Suezmax 2009	% of Total

1 UNIPEC	10.2%	1 BP	5.3%
2 IOC	6.7%	2 CSSSA	5.3%
3 BLUELIGHT	5.2%	3 CLEARLAKE SHPG	5.3%
4 RELIANCE	5.0%	4 SHELL	4.8%
5 SHELL	4.2%	5 IOC	4.7%
6 PETROCHINA	3.7%	6 EXXONMOBIL	4.3%
7 SK CORP	3.6%	7 PETROBRAS	3.9%
8 BP	3.4%	8 VITOL	3.7%
9 GLASFORD	3.4%	9 CHEVRON	3.6%
10 EXXONMOBIL	3.2%	10 REPSOL	3.0%
11 GS CALTEX	2.7%	11 CONOCO	2.5%
12 CPC	2.6%	12 BPCL	2.5%
13 SSANGYONG	2.1%	13 UNIPEC	2.4%
14 FORMOSA	2.1%	14 MERCURIA	2.3%
15 HMM	2.1%	15 SUN	2.3%
16 VITOL	2.0%	16 CEPSA	2.2%
17 ZHUHAI ZHENRONG	2.0%	17 HESS	2.1%
18 THAI OIL	2.0%	18 VALERO	1.9%
19 CONOCO	2.0%	19 SUNOCO	1.8%
20 KOCH	1.9%	20 PETROGAL	1.6%

Source: Clarkson Research, February 2010.

Note:  Based on publicly reported spot fixtures and is not comprehensive of all movements.

In the years prior to 2009, the tanker market had seen a much closer demand-supply balance than before. The slow removal of the large oversupply of tankers evident in the 1980s, combined with resurgent oil demand, led to the conditions experienced between 2004 and 2008 when the fine demand-supply balance led to increasing volatility and generally higher freight rates. During this period, there were a series of significant spikes in freight rates: including the beginning of 2004, the summer/autumn of 2004, the autumn of 2005 and the summer of 2006. Various factors contributed to these spikes. Strong underlying economic and oil demand growth; strong seasonal demand, low stock prices, strong Chinese and U.S. demand, congestion, hurricanes; and geopolitical events such as the shut down of Venezuelan oil refineries and political instability in Nigeria. Another important factor is sentiment; if there is a tight supply and demand balance, market participants expect rates to climb when unexpected events occur, and this sentiment can drive the market. Sentiment can also help drive the market downwards. Freight rates remained high from the winter of 2007 until the final quarter of 2008. Freight rates had a near record year in 2008 with VLCC earnings peaking at $171,267 per day on May 16. Following a relatively resilient winter, rates fell through the spring of 2009 as the global economic situation worsened. A seasonal increase in demand caused by a cold weather snap in the northern hemisphere saw chartering rates improve in the final few months of 2009 and into 2010. In 2009, VLCC spot earnings averaged $36,671 per day, 63% down on the 2008 average. Earnings for VLCCs and Suezmaxes were given support through much of 2009 due to the continued use of larger vessels for short-term floating storage. Estimates put the total volume of crude and products being held in tankers as a result of this short-term floating storage at 130 million barrels at the height of storage activities in April 2009, principally on VLCCs and Suezmaxes. Estimates vary but around 40 VLCCs were engaged in the short-term storage through April 2009. By the end of the year the oil price contango still prompted the use of tankers but estimates put the number of VLCCs engaged at around at 30 at the end of December 2009.

The international tanker industry

The following graph shows the historical development of crude tanker spot earnings for modern VLCCs, Suezmaxes and Aframaxes. Spot earnings for modern vessels are typically higher than those for older tonnage.

Source: Clarkson Research, February 2010

Note:  Average timecharter equivalent earnings as calculated by Clarkson Research using the assumptions for VLCC, Suezmax and Aframax tankers described in Shipping Intelligence Weekly. Data to February 2010. There is no guarantee that current rates are sustainable and rates may increase or decrease significantly over short periods of time.

Figure 23: Historical Tanker Earnings, Nominal and Inflation Adjusted

	VLCC		Suezmax		Aframax
	Nominal	Inflation Adjusted	Nominal	Inflation Adjusted	Nominal	Inflation Adjusted
	$/day	$/day	$/day	$/day	$/day	$/day

2009	36,511	36,455	27,096	27,064	15,760	15,746
2010-01	75,667	74,895	47,861	47,373	24,931	24,677
5 Year Avg	65,509	67,887	52,144	54,179	37,451	39,024
5 Year Peak	193,836	197,280	117,643	114,329	72,733	78,684
5 Year Trough	20,406	20,363	12,113	11,997	5,754	5,699
10 Year Avg	58,702	64,459	46,622	51,327	34,975	38,716
10 Year Peak	204,361	228,722	140,516	157,266	87,863	98,336
10 Year Trough	10,780	12,816	12,113	11,997	5,754	5,699

Source: Clarkson Research, February 2010

Note:  Inflation-adjusted values are based on historical US Consumer Price Index, indexed October 2008 to      September 2009. Prices are evaluated at the end of each calendar month.

Note:  5 Year average is based on December 2004 to December 2009 end-month data. 10 Year average is based on December 1999 to December 2009 end-month data. Basis monthly observations.

Note:  The last ten years have been at historical highs. See graphs and text for longer context.

Traditionally, tanker period timecharter activity has been low, especially because a higher proportion of the tanker fleet was owned by the oil majors. More recently the oil companies have sought to spread the risk from carrying crude oil by engaging independent tanker owners. There has been a long-term trends towards oil majors reducing their levels of tanker ownership. The independent tanker owner is looking to balance the security of the long-term income stream from the timecharter against the lost opportunity cost of playing the volatile but potentially more lucrative spot market. In recent years the spot market has been firm, and occasionally soared to new highs for crude vessels. In these

The international tanker industry

circumstances, independent owners have been reluctant to commit to long-term timecharters, and prefer to have the option of switching or keeping a proportion of their fleet in the spot market. In 2006 there were 177 reported tanker timecharters, falling to 151 in 2007, 157 in 2008 and 104 in 2009. In 2009, there were a total of 28 VLCC timecharter fixtures, 11 Suezmax timecharter fixtures and 31 Aframax timecharter fixtures. Some owners and charterers have agreed to spot market based profit sharing arrangements above a minimum base rate.

Figure 24: Tanker T/C Activity over One Year

	Number of Fixtures
Year	VLCC	Suezmax	Aframax

1995	18	7	37
1996	12	12	29
1997	7	15	37
1998	7	11	15
1999	15	4	22
2000	19	14	31
2001	26	7	58
2002	22	11	25
2003	27	12	38
2004	25	13	51
2005	14	19	39
2006	29	22	40
2007	22	16	34
2008	14	28	53
2009	28	11	31

Source: Clarkson Research, February 2010

Note:  Based on publicly reported fixtures and is not comprehensive.

The international tanker industry

The graph below shows the movements in time charter rates for VLCC, Suezmax and Aframax tankers over a longer period. The estimated one year timecharter rate for a VLCC as at beginning of February 2010 was $40,000 per day, compared to a ten year average of $48,008 per day and a twenty year average of $36,863 per day. The inflation adjusted averages over the same periods are $52,518 per day and $44,469 per day. The estimated one year timecharter rate for a Suezmax as at beginning of February 2010 was $29,000 per day, compared to a ten year average of $35,807 per day and a twenty year average of $26,834 per day. The inflation adjusted averages over the same periods are $39,275 per day and $32,302 per day.

Figure 25: Historical Tanker One Year T/C Rates, Nominal and Inflation Adjusted

	VLCC		Suezmax		Aframax
	Nominal	Inflation Adjusted	Nominal	Inflation Adjusted	Nominal	Inflation Adjusted
	$/day	$/day	$/day	$/day	$/day	$/day

2009	39,550	39,484	30,502	30,446	20,042	20,001
2010-01	38,200	37,811	27,600	27,319	18,200	18,015
5 Year Avg	57,052	59,137	41,735	43,324	31,362	32,602
5 Year Peak	90,000	87,465	55,625	61,670	43,500	44,259
5 Year Trough	31,000	30,684	24,000	23,755	17,000	16,827
10 Year Avg	48,008	52,518	35,807	39,275	27,155	29,891
10 Year Peak	90,000	96,531	58,750	65,753	43,500	47,286
10 Year Trough	20,375	24,064	18,000	21,259	12,000	15,242

Source: Clarkson Research, February 2010

Note:  Inflation-adjusted values are based on historical US Consumer Price Index, indexed October 2008 to           September 2009. Prices are evaluated at the end of each calendar month.

Note:  5 Year average is based on December 2004 to December 2009 end-month data. 10 Year average is based on December 1999 to December 2009 end-month data. Basis monthly observations.

Note:  The last ten years have been at historical highs. See graphs and text for longer context.

These trends are shown in the second graph below.

Source: Clarkson Research, February 2010

Note:  The vessels used in these time charter estimates are standard modern vessels in this market sector. Clarkson brokers estimate timecharter rates each week for these standard vessels, which is informed by transactions and

The international tanker industry

ongoing negotiations associated with vessels of similar size. There is often a bid offer spread between owners and charterers, and the above reflects published owners prices.

Source: Clarkson Research, February 2010

Note:  Inflation-adjusted values are based on historical US Consumer Price Index, indexed October 2008 to September 2009. The vessels used in these time charter estimates are standard modern vessels in this market sector. Clarkson brokers estimate timecharter rates each week for these standard vessels, which is informed by transactions and ongoing negotiations associated with vessels of similar size. There is often a bid offer spread between owners and charterers, and the above reflects published owners prices.

There is a relationship between changes in asset values and the tanker charter market. A reduction in charter rates caused by a decrease in demand for or an increase in the supply of tanker vessels would reduce vessel prices, although there can be a lag in the change in vessel prices. The secondhand market is composed of two sectors: the market for vessels changing hands between owners and the market for the demolition of ships, with breakers competing for vessels ready to be sold for scrap. The newbuilding market for ships is made up of owners looking to place contracts for new vessels and the shipyards building them. Newbuilding prices increased significantly between 2003 and the summer of 2008, primarily as a result of increased tanker demand for new tonnage in response to increased demand for oil, higher charter rates, regulations requiring the phase-out of single-hull tankers, constrained shipyard capacity and rising steel, equipment and labour prices (which contributed to a significant increase in shipyard costs). In addition, as a result of strong demand for other types of vessels, shipyard capacity, especially for large vessels, has been booked several years in advance, further contributing to the increased prices of newbuildings. The dearth of contracting activity which has so far characterized the current shipping downturn has seen yards reduce prices in an attempt to attract fresh business. Current newbuilding prices are significantly below the peaks reported at the height of the market in the summer of 2008. Contracting activity in 2009 was limited due to low freight rates, the poor market outlook and difficulties in securing financing. In the medium term, shipbuilding capacity is growing strongly and may lead to weakening prices in a period of weaker shipbuilding demand.

The international tanker industry

Source: Clarkson Research, February 2010

Note:  Prices are evaluated at the end of each calendar month. From the start of October 2008 onwards, newbuilding prices have become uncertain due to the lack of concluded contracts. Newbuilding prices assume “European spec.”, Standard payment schedules and “first class competitive yards” quotations.

Source: Clarkson Research, February 2010

Note:  Prices are evaluated at the end of each calendar month. From the start of October 2008 onwards, newbuilding prices have become uncertain due to the lack of concluded contracts. Newbuilding prices assume “European spec.”, Standard payment schedules and “first class competitive yards” quotations. Inflation-adjusted values are based on historical US Consumer Price Index, indexed October 2008 to September 2009. Prices are evaluated at the end of each calendar month.

The secondhand sale and purchase market for tankers has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Oil tanker secondhand prices are influenced by potential earnings and as a result of trends in the supply of, and demand, for tanker capacity. Secondhand prices peaked over the summer of 2008 and have since progressed on a downward declined. As of February 2010, resale values for crude tankers have retreated below newbuilding prices and 5-year-old values have dropped to around half of the peak in summer 2008. The market for secondhand crude tankers was very active in 2007 and in 2008, with 370 and 257 recorded sales respectively. In 2009, however, activity has been much lower with only 166 tanker sales reported. Only 26 VLCC tankers, 17 Suezmax tankers and 32 Aframax tankers have been sold during this period with relatively few of these being modern vessels. The following graphs show the long term historical development of a resale VLCC (newbuilding with prompt delivery) and 5-year-old secondhand VLCC, Suezmax and Aframax prices. An inflation adjusted trend is also shown.

The international tanker industry

Source: Clarkson Research, February 2010

Note:  Prices are evaluated at the end of each calendar month. Due to market turbulence and an unusually complex sale and purchase market, no secondhand price updates have been published by CRSL since the start of October 2008. There have been periods of uncertainty surrounding secondhand prices and the values provided since October 2008 are subject to wider than usual confidence margins.

Source: Clarkson Research, February 2010

Note:  Inflation-adjusted values are based on historical US Consumer Price Index, indexed October 2008 to September 2009. Prices are evaluated at the end of each calendar month. Due to market turbulence and an unusually complex sale and purchase market, no secondhand price updates have been published by CRSL since the start of October 2008. There have been periods of uncertainty surrounding secondhand prices and the values provided since October 2008 are subject to wider than usual confidence margins.

Five year old VLCC prices as of February 2010 are estimated to be approximately $80 million, compared to a five year average of $116 million, a ten year average of $92 million, a twenty year average of $75 million and a thirty year average of $58 million. On an inflation adjusted basis, these averages are $121 million, $100 million, $92 million and $77 million. The peak price for a 5 year-old VLCC was estimated as $165 million in August 2008, while the lowest price over the past ten years on an inflation adjusted basis was $63 million in 2002 ($53 million on a non-adjusted basis). Five year old Suezmax prices as of February 2010 are estimated to be approximately $59 million, compared to a five year average of $79 million and a ten year average of $63 million, a twenty year average of $51 million and a twenty seven year average of $40 million. On an inflation adjusted basis these averages are $82 million, $68 million, $62 million and $53 million. The peak price for a 5 year-old Suezmax was

The international tanker industry

$105 million in September 2008, while the lowest price over the past ten years on an inflation adjusted basis was $38 million in 2002 ($45 million on a non-adjusted basis).

Figure 32: Resale and 5 Year Old Asset Values Summary Table

	VLCC Resale		VLCC 5 Year Old		Suezmax 5 Year Old		Aframax 5 Year Old
	Nominal	Inflation Adjusted	Nominal	Inflation Adjusted	Nominal	Inflation Adjusted	Nominal	Inflation Adjusted
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million

2009	107	106	85	84	60	60	44	44
2010-01	100	99	80	79	59	58	44	44
5 Year Avg	138	142	116	121	79	82	62	64
5 Year Peak	195	190	165	161	105	103	79	77
5 Year Trough	98	97	79	78	54	54	39	39
10 Year Avg			92	100	63	68	49	53
10 Year Peak			165	161	105	103	79	77
10 Year Trough			53	63	35	44	26	31

Source: Clarkson Research, February 2010
Note:  Inflation-adjusted values are based on historical US Consumer Price Index, indexed October 2008 to September 2009. Prices are evaluated at the end of each calendar month.
Note:  5 Year average is based on December 2004 to December 2009 end-month data. 10 Year average is based on December 1999 to December 2009 end-month data.
Note:  VLCC resale values have only been collected since May 2005, the 5 year average, peak and trough is based on May 2005 to December 2009 end-month data. Basis monthly observations.
Note:  The last ten years have been at historical highs. See graphs and text for longer context.

BUSINESS

We are a newly formed transportation company incorporated in the Marshall Islands in October 2009 to conduct a shipping business focused on the crude tanker industry. We plan to acquire and operate a fleet of crude tankers that will transport mainly crude oil and fuel oil along worldwide shipping routes. Capital Maritime, an international shipping company, will serve as our Manager. We intend to leverage the expertise and reputation of our Manager to pursue growth opportunities in the crude oil tanker shipping market. We intend to maintain a flexible approach to chartering with the strategy of optimizing our selection of the available commercial opportunities over time. We currently expect to focus on the spot market, including all types of spot market—related engagement such as single voyage or short-term time charters, but retain the ability to evaluate and enter into longer-term period charters, including time- and bareboat charters with terms that may provide for profit sharing arrangements or with returns that are linked to spot market indices. We may also charter-in vessels, meaning we may charter vessels we do not own with the intention of chartering them in accordance with our chartering and fleet management strategy.

We have entered into agreements to acquire three modern, high-specification vessels and will aim to grow our fleet further through timely and selective acquisitions of vessels in a manner that is accretive to our earnings, cash flow and net asset value. We have entered into an agreement to acquire the Initial Suezmax vessel from Capital Maritime, our Manager, at a price of $71.25 million, the average of two independent valuations. We have also entered into agreements to acquire two newbuilt VLCCs for $96.5 million each. We will acquire the Suezmax promptly following the consummation of this offering and expect delivery of the VLCCs in March 2010 and June 2010. We intend to finance our fleet primarily with equity and internally-generated cash flow. We have entered into a signed commitment letter with Nordea Bank Finland Plc, London Branch, to obtain a new $100 million revolving credit facility. We intend to utilize this credit facility opportunistically for the future growth of the Company beyond the acquisition of our initial fleet in a manner that will enhance our earnings, cash flow and net asset value. We do not expect to use this credit facility to acquire our initial fleet.

Our operations will be managed, under the supervision of our board of directors, by Capital Maritime as our Manager. Upon the closing of this offering, we will enter into a long-term management agreement pursuant to which our Manager and its affiliates will apply their expertise and experience in the tanker industry to provide us with commercial, technical, administrative and strategic services. The Management Agreement will be for an initial term of approximately ten years and will automatically renew for additional five-year periods unless terminated in accordance with its terms. We will pay our Manager fees for the services it provides us as well as reimburse our Manager for its costs and expenses incurred in providing certain of these services. In addition, if the Management Agreement is terminated under certain circumstances, we will pay our Manager a termination payment calculated in accordance with a pre-established formula. Please read “Our Manager and Management Agreement—Management Agreement” for further information regarding the Management Agreement.

At or prior to the closing of this offering, Crude Carriers Investments Corp., a related party to Capital Maritime, will make a capital contribution to us of $40 million in exchange for shares of our Class B Stock pursuant to the Subscription Agreement at a price per share equal to the public offering price in this offering. Our Class B Stock grants holders 10 votes per share and therefore we expect Crude Carriers Investments Corp. to have 49% of the voting power of our shares (a percentage that would be higher absent the 49% voting cap on shares of Class B Stock held by any Class B Stock holder, including its affiliates). Upon the completion of this offering, therefore, holders of our Common Stock will have 51% of the voting power in the Company and will have acquired that aggregate position for $270 million, whereas Crude Carriers Investments Corp. will have 49% of the voting power in the Company and will have acquired that position for $40 million. Except as provided in the Subscription Agreement, shares of our Common Stock and our Class B Stock have equivalent economic rights. Upon

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certain transfers, shares of Class B Stock will convert to shares of Common Stock on a one-for-one basis.

Under the Subscription Agreement, Crude Carriers Investments Corp. will be entitled, so long as Capital Maritime or any of its affiliates is our manager, to subscribe for an additional number of shares of Class B Stock equal to 2.0% of the number of shares of Common Stock issued after the consummation of this offering, excluding any shares of Common Stock issuable upon the exercise of the underwriters’ over-allotment option in this offering. These additional shares of Class B Stock would be issued to Crude Carriers Investments Corp. for additional nominal consideration equal to their aggregate par value of $0.0001 per share. Based on a capital contribution of $40 million by Crude Carriers Investments Corp. and an offering of shares at a price of $20.00 per share (the midpoint of the expected offering price), Crude Carriers Investments Corp. would therefore hold, at the completion of this offering, 2,000,000 shares of Class B Stock and a 12.9 percent economic interest in the Company, while the holders of Common Stock would hold 13,500,000 shares of Common Stock and a 87.1 percent economic interest in the Company.

We intend to distribute to our shareholders on a quarterly basis substantially all of our net cash flow less any amount required to maintain a reserve that our Board determines is appropriate. See “Our Dividend Policy and Restrictions on Dividends.”

We have entered into a contract with Capital Maritime to acquire the Initial Suezmax for $71.25 million, the average of two valuations from independent ship brokers (one such broker valued the Initial Suezmax at $71 million and another at between $72 million and $71 million), by purchasing all of the shares of the subsidiary of Capital Maritime that owns it. The Initial Suezmax was constructed by Daewoo Shipbuilding & Marine Engineering Co. Ltd. to include high specification features, including increased maneuvering capacity, adverse weather condition capacity (including ice with a thickness of 0.8 meters or less) and the ability to transport or store crude oil, fuel oil and clean petroleum products. According to industry data, a total of four Suezmax vessels with similar features have been built to date. Consummation of this transaction is contingent on the completion of this offering and it is expected to take place simultaneously with the completion of this offering. The Initial Suezmax is currently employed in the spot market. We believe that the terms of sale for the Initial Suezmax are consistent with similar transactions between unrelated third parties. We will acquire the Initial Suezmax free of encumbrances except encumbrances that arise from the Initial Suezmax’s current charter, if any.

Capital Maritime has agreed to purchase the Universal VLCCs for $96.5 million each. Capital Maritime has made a 20% deposit on these vessels. We have entered into contracts with Capital Maritime to acquire its rights to purchase the subsidiaries that hold the rights to the Universal VLCCs upon the consummation of this offering in exchange for a payment equal to the deposit made by Capital Maritime, plus a sale and purchase fee equal to 1% of the purchase price of the Universal VLCCs pursuant to the Management Agreement. We expect the fee paid to Capital Maritime in connection with the acquisition of each vessel to be $965,000 pursuant to our management agreement with Capital Maritime. We have entered into these contracts with Capital Maritime rather than contracting directly with the entities selling the Universal VLCCs because we did not have the necessary funds available to make the deposits necessary to secure the Universal VLCCs when the opportunity to purchase them arose. Capital Maritime had the means to capitalize on the acquisition opportunity at the time it was presented. Upon the consummation of this offering, we will bear the entire risk of the loss of the $38.6 million deposit on the Universal VLCCs.

Substantially all of the proceeds of this offering and the capital contribution from Crude Carriers Investments Corp. will be used to purchase the Universal VLCCs and the Initial Suezmax. There are various factors that will affect whether and at what times we acquire vessels, but we currently estimate that we will purchase and take delivery of the Initial Suezmax upon the consummation of this offering,

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expect delivery of one Universal VLCC in March 2010 and expect delivery of the other Universal VLCC in June 2010. We may enter into additional contracts to acquire vessels prior to the consummation of this offering. Various factors could affect our vessel acquisition estimates, including delays in delivery of the Universal VLCCs. Please read the various risks discussed under “Risk Factors—Risk Factors Related to Our Planned Business & Operations,” especially “—Delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results,” for more information.

Our initial fleet will be comprised of VLCC and Suezmax vessels, and while we intend to evaluate all classes of tanker vessels, including Aframax and Panamax tanker vessels, for potential future acquisitions. We anticipate that our fleet will continue to be comprised primarily of VLCC Suezmax vessels. In evaluating additional vessel purchases, we plan to focus on modern vessels with specifications that we believe will provide an attractive return on equity and will be accretive to earnings and cash flow. Based on current market prices, we expect the purchase price for such vessels would likely be in a range from $75 million to $100 million for a VLCC vessel and in a range from $55 million to $75 million for a Suezmax vessel. While total expenditures for our initial fleet will be determined by many factors, including fleet composition and market factors, see “The International Tanker Industry—Charter Rates & Asset Values,” we expect that such expenditures will be approximately equivalent to the aggregate funds raised from this offering and contributed by Crude Carriers Investments Corp. However, the timing and amount of these expenditures may be subject to significant fluctuations. See “Risk Factors—Risk Factors Related to Our Planned Business & Operations—Industry Specific Risk Factors—The secondhand market for suitable vessels is currently slow, which may impede our ability to acquire suitable vessels and grow our fleet.” In addition to the Initial Suezmax, Capital Maritime currently owns one additional modern, double-hull crude oil Suezmax tanker that we may elect to review as a potential acquisition in the future. Any purchase of a vessel from Capital Maritime or its affiliates will be subject to the approval of our Board of Directors. Our Board of Directors may (but is not obligated to) refer the purchase to a committee of independent directors for a recommendation, but our Board of Directors would not be bound by such a recommendation. However, in considering such a transaction, our Board of Directors will consider valuations of the vessel generated by independent third-party brokers.

Following the consummation of this offering, we expect to grant management options to purchase our Common Stock.

We intend to maintain a flexible approach to chartering with the strategy of optimizing our selection of the available commercial opportunities over time. We currently expect to focus on the spot market, including all types of spot market-related employment such as single voyage or short-term time charters, but retain the ability to evaluate and enter into longer-term period charters, including time- and bareboat charters with terms that may provide for profit sharing arrangements or with returns that are linked to spot market indices. Our goal is to provide shareholders with the opportunity to invest in a company with a strategic focus on the tanker market that intends to maintain a strong balance sheet and seeks to distribute regular dividends based on cash flows in excess of any amount required to maintain a reserve that our Board determines is appropriate.

FOUNDATIONS OF OUR BUSINESS

We believe that we will possess a number of strengths that will provide us with a competitive advantage in the tanker shipping industry, including the following:

➢	Our Chairman and Chief Executive Officer, board of directors and management team have experience in the shipping industry. Evangelos M. Marinakis, the Chairman of our board of directors and our Chief Executive Officer, is the founder and Chief Executive Officer of Capital Maritime and the founder and Chairman of Capital Product Partners L.P., a NASDAQ-listed product tanker company. Over the past 18 years, Mr. Marinakis has overseen the operations of Capital

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Maritime and its predecessor companies as it has grown from its initial fleet of 7 vessels to 36 owned, managed or contracted vessels today, 19 of which are owned by Capital Product Partners L.P. Mr. Marinakis has also overseen the operations of Capital Product Partners L.P. since its inception in 2007. Our management team also includes Ioannis E. Lazaridis, our President and the Chief Executive and Chief Financial Officer of Capital Product Partners L.P.; Gerasimos G. Kalogiratos, our Chief Financial Officer, who has 8 years of experience in the shipping and finance industries, specializing in shipping finance and vessel acquisitions; and Andreas C. Konialidis, our Chartering Manager, who has over 11 years of experience in the shipping industry, specializing in chartering and commercial management of vessels, and who will oversee our Manager’s chartering activities.

➢	Our Manager has a track record in the commercial management of vessels. Our Manager has a demonstrated track record of managing the commercial, technical and financial aspects implicated by our business. Our Manager’s team is experienced and has displayed expertise in identifying profitable chartering and vessel sale and acquisition opportunities, having purchased and sold a number of vessels and negotiated numerous charters over the past two decades. We expect the experience and expertise of our Manager and its employees to be key to our growth.

➢	We intend to pursue a strategy of low leverage to maintain a strong balance sheet. We will finance our initial fleet primarily with equity and internally-generated cash flow. We have entered into a signed commitment letter with Nordea Bank Finland Plc, London Branch, to obtain a new $100 million revolving credit facility. Any future vessel acquisitions are expected to be financed primarily through future equity follow-on offerings and internally-generated cash flow. We intend to utilize this credit facility opportunistically for the future growth of the Company beyond the acquisition of our initial fleet in a manner that will enhance our earnings cash flow and net asset value. We do not expect to use this credit facility to acquire our initial fleet. In the event we utilize our credit facility, we expect to maintain low levels of leverage.

➢	We intend to maintain an efficient management structure with competitive operating costs. Our Manager will provide the commercial and technical management of our fleet pursuant to the Management Agreement. Capital Maritime will apply its experience in successfully managing the commercial and technical operations of its own fleet, including overseeing and arranging repairs, surveys, inspections in drydock, vetting by charterers, budgeting, operations, sale and purchase transactions and chartering in order to obtain the best possible operating performance from the vessels in our fleet. We expect to realize cost benefits based on a network of providers of vessel supplies, bunkers suppliers, crewing agencies, insurers, and other service providers that Capital Maritime and its management team have established over the years. See “Our Manager and Management Agreement—Management Agreement.” We believe our management structure will enhance the scalability of our business, allowing us to expand our fleet without substantial increases in overhead costs.

➢	We believe we will benefit from Capital Maritime’s history of satisfying the operational, safety, environmental and technical vetting criteria imposed by oil majors and its relationships within the shipping industry. We believe Capital Maritime’s reputation within the shipping industry and its network of relationships with many of the world’s leading oil companies, commodity traders and shipping companies will provide numerous benefits that are key to our long-term growth and success. Capital Maritime is among a limited number of shipping managers that have successfully satisfied the operational, safety, environmental and technical vetting criteria of some of the world’s most selective major international oil companies, including BP p.l.c., Royal Dutch Shell plc, StatoilHydro ASA, Chevron Corporation, ExxonMobil Corporation and Total S.A., and has qualified to do business with them. Although the world’s leading oil companies do not disclose lists of companies qualified to do business with them, we estimate that, historically, at any one time less than approximately 30 shipping managers are qualified to do so. Capital Maritime has also been

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qualified to charter vessels and enter into spot charter agreements with major refiners and traders such as Sunoco Inc, Koch Industries, Reliance Petrochemical Ltd, Vitol Group, ST Shipping and Transport Pte Ltd (the shipping affiliate of Glencore International AG), Trafigura Beheer BV., LITASCO SA (a subsidiary of Lukoil Oil Company), NOC Petroleum Group, S.A., Independent Petroleum Group, Addax Petroleum Corporation (a subsidiary of China Petrochemical Corporation) and Morgan Stanley. As our Manager, Capital Maritime’s qualification to do business with these and other companies will allow us to engage in commercial relationships with them without having to satisfy their qualification requirements independently. We believe that these relationships of our Manager and its track record within the shipping industry are likely to lead to greater asset acquisition and chartering opportunities for us and will provide significant opportunities for future growth.

➢	We believe we will benefit from Capital Maritime’s ability to form strategic relationships with key players in the shipping industry. Capital Maritime has a history of forming strategic relationships with key players in the shipping industry including oil majors and traders. We believe that the strategic relationships our Manager has cultivated and its history of conducting repeat business will give us an advantage in accessing certain business opportunities and understanding our customers’ commercial requirements. Although we may benefit from Capital Maritime’s prior relationships with oil majors and traders, vessels owned and managed by Capital Maritime do not ship a significant percentage of the world’s seaborne oil.

➢	We intend to acquire a modern, high-quality fleet of tanker vessels. Our initial fleet of vessels will have high specifications and an average age of approximately one year. Further vessel acquisitions will target modern vessels with high specifications. We believe that owning a modern, high-quality fleet is more attractive to charterers, reduces operating costs and allows our fleet to be more reliable, which improves utilization. The tanker shipping industry is highly regulated and we aim to own and operate vessels that satisfy all current and pending safety and environmental regulations. In certain circumstances, we will seek to acquire sister ships that we expect will provide further operating efficiencies. We expect that the combination of these factors will provide us with a competitive advantage in securing favorable employment for our vessels.

BUSINESS STRATEGY

Our strategy is to manage and expand our fleet in a manner that produces strong cash flows, which, in turn, fund dividends to our shareholders. Key elements of our business strategy include:

➢	Strategically deploy our vessels in order to optimize the opportunities in the chartering market. We intend to maintain a flexible approach to chartering with the strategy of optimizing our selection of the available commercial opportunities over time. We currently expect to focus on the spot market, including all types of spot market—related employment such as single voyage or short-term time charters, but retain the ability to evaluate and enter into longer-term period charters, including time- and bareboat charters with terms that may provide for profit sharing arrangements or with returns that are linked to spot market indices. We may also charter-in vessels, meaning we may charter vessels we do not own with the intention of chartering them in accordance with our chartering and fleet management strategy.

➢	Strategically develop and grow our fleet. We intend to acquire modern, high-quality tanker vessels through timely and selective acquisitions of vessels in a manner that is accretive to our earnings and cash flow. We currently view VLCC and Suezmax vessel classes as providing attractive return characteristics but will evaluate all classes of crude oil tanker vessels for potential acquisition, including Aframax and Panamax tankers. A key element of our acquisition strategy will be to pursue vessels at attractive valuations relative to the valuation of our public equity. In the current market, asset values in the tanker shipping industry are tending towards levels significantly below average

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historical values. We believe that these circumstances present an opportunity for us to seek to establish and then grow our fleet at favorable prices.

➢	Return a substantial portion of our cash flow to shareholders through quarterly dividends. We intend to distribute to our shareholders on a quarterly basis substantially all of our net cash flow less any amount required to maintain a reserve that our Board determines from time to time is appropriate for the operation and future growth of our fleet. See “Our Dividend Policy and Restrictions on Dividends.”

➢	Maintain a strong balance sheet. We believe that primarily using equity and internally-generated cash flows to finance our business will provide for a strong balance sheet and, as a result, greater flexibility to capture market opportunities. Although our use of equity rather than debt financing may result in substantial dilution to our shareholders, we believe that this approach is suited to the current global economic conditions, including the relatively restrictive credit environment. During periods of relatively low charter rates, revenue may be significantly reduced and, for levered companies, debt service can be a significant additional burden and can further limit the opportunities available to such companies by, for example, causing them to enter into long term charters at historically low rates. Currently, the spot market is experiencing a period of substantially low rates as compared to historic averages. Historical tanker spot market rates have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The current global economic crisis has reduced demand for transportation of oil over longer distances. It is our current expectation that spot rates will increase as any significant recovery in the world economy and demand and supply of oil occurs. While a failure to recover from this crisis could leave such rates stagnant or lead to a further decline, we believe that having a strong balance sheet and trading in the spot market will allow us to more quickly capture higher charter rates when they increase while allowing us the flexibility to take advantage of other attractive business opportunities when they arise.

➢	Operate a high-quality fleet. We intend to maintain a modern, high-quality fleet that satisfies all current and pending safety and environmental standards and complies with charterer requirements through our Managers’ comprehensive maintenance program. In addition, our Manager will maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea.

➢	Maintain cost-competitive, highly efficient operations. Under the Management Agreement, Capital Maritime will coordinate and oversee the commercial and technical management of our fleet. We believe that Capital Maritime will be able to do so at a cost to us that would be competitive to what could be achieved by performing these functions in-house and that Capital Maritime’s rates are competitive with those that would be available to us through third-party managers. Vessels managed by Capital Maritime have been distinguished as top performing vessels in the BP fleet in the last two years. We expect the efficiency and operational expertise of the Capital Maritime fleet to provide our vessels with a competitive advantage over other charterers in the market.

VESSEL ACQUISITION AND SALES

At the time of this offering, we do not own any vessels. Substantially all of the proceeds of this offering and the capital contribution from Crude Carriers Investments Corp. will be used to purchase the Initial Suezmax and the Universal VLCCs. The Initial Suezmax and the Universal VLCCs will be held in subsidiaries that will be wholly owned by Crude Carriers Operating Corp., our wholly-owned subsidiary created to hold our operating assets.

Acquisition of the Initial Suezmax

We have entered into a contract with Capital Maritime to acquire the Initial Suezmax for $71.25 million, the average of two valuations from independent ship brokers (one such broker valued

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the Initial Suezmax at $71 million and another at between $72 million and $71 million), by purchasing all of the shares of Cooper, the subsidiary of Capital Maritime that owns it. The Initial Suezmax was constructed by Daewoo Shipbuilding & Marine Engineering Co. Ltd. to include high specification features, including increased maneuvering capacity, adverse weather condition capacity (including ice with a thickness of 0.8 meters or less) and the ability to transport or store crude oil, fuel oil and clean petroleum products. According to industry data, a total of four Suezmax vessels with similar features have been built to date. Consummation of this transaction is contingent on the completion of this offering and it is expected to take place simultaneously with the completion of this offering. We currently estimate that we will purchase and take delivery of the Initial Suezmax upon the consummation of this offering. The Initial Suezmax is currently employed in the spot market. We believe that the terms of sale for the Initial Suezmax are consistent with similar transactions between unrelated third parties. The Initial Suezmax is currently subject to certain encumbrances. Among others, these encumbrances include a mortgage entered into in connection with Capital Maritime’s financing of the purchase of the Initial Suezmax, a joint and several guarantee with 13 other vessel owning subsidiaries of a loan agreement entered into by Capital Maritime on June 26, 2006 and a spot charter party agreement entered into on or about January 18, 2010 for a voyage that commenced on February 10, 2010 and is expected to be completed between March 3-5, 2010. With our consent, Capital Maritime may also enter the Initial Suezmax into other charter agreements prior to the consummation of this offering. Prior to consummating the sale of the Initial Suezmax, Capital Maritime will cause the mortgage over the Initial Suezmax to be released and will use its reasonable best efforts to cause the cancellation and discharge of the other encumbrances on the Initial Suezmax in connection with the financing. In the event that Capital Maritime is unable to cancel and release the encumbrances prior to the completion of the offering, the contract between Capital Maritime and us provides that Capital Maritime will indemnify us for any loss attributable to the failure to cancel and release those encumbrances. See “Index to Financial Statements—Cooper Consultants Co.—Notes to Financial Statements—3(b)” for a description of the financing and the encumbrances it created. We expect these encumbrances to be cancelled and released before or at the completion of this offering.

In connection with the closing of this offering we will purchase Capital Maritime’s interests in its subsidiary that owns the Initial Suezmax pursuant to a share purchase agreement (the “Initial Suezmax Share Purchase Agreement”). The payment for and delivery of the Initial Suezmax under the Initial Suezmax Share Purchase Agreement is expected to take place immediately following the consummation of this offering. We will account for such acquisition as a transaction between entities under common control and, accordingly, will record the Initial Suezmax at its carrying amount to Cooper. Any difference between such carrying amount and the purchase price of the Initial Suezmax will be recorded in equity. The carrying amount of Initial Suezmax at December 31, 2009 was $76.24 million while its market value based on the average of two valuations from independent ship brokers was $71.25 million. Cooper classifies the Initial Suezmax as a long-lived asset held and used for purposes of its impairment analysis at December 31, 2009 and will continue such classification at the transfer date. Cooper will perform an impairment analysis of the carrying amount of Initial Suezmax at the transfer date noting that, among other factors, its carrying amount exceeds its market value. We do not, however, expect that Cooper will record an impairment loss as we expect that the undiscounted cash flows expected to result from the use and eventual disposition of Initial Suezmax will exceed its carrying amount. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Vessel Acquisitions” for a description of our accounting for the acquisition of the Initial Suezmax and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Impairment on Long-Lived Assets” for a description of how we determine impairment loss for long-lived assets.

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Acquisition of the Universal VLCCs

The two Universal VLCCs are being built pursuant to two shipbuilding contracts that will not be assigned to us, entered into by Universal and the VLCC Sellers. Capital Maritime has agreed to purchase the right to take delivery of the Universal VLCCs and all other rights in the vessels from the VLCC Sellers for $96.5 million each. Capital Maritime has made a 20% deposit on each of these vessels and is obligated to pay the remainder of the purchase price upon the delivery of the vessels. Capital Maritime’s rights in respect of the Universal VLCCs and related liabilities are confined to two wholly owned vessel-owning subsidiaries. We have entered into two share purchase agreements with Capital Maritime to acquire these vessel-owning subsidiaries (the “Universal VLCC Share Purchase Agreements”), and therefore, Capital Maritime’s rights with respect to the Universal VLCCs upon the consummation of this offering. Pursuant to each share purchase agreement we will be required to make a payment equal to the deposit made by Capital Maritime and pursuant to the Management Agreement we will be required to pay a sale and purchase fee equal to 1% of the purchase price of the Universal VLCCs. We expect the fee paid to Capital Maritime in connection with the acquisition of each vessel to be $965,000 pursuant to our Management Agreement with Capital Maritime. Upon consummation of each of the Universal VLCC Share Purchase Agreements, we have also agreed to use our best efforts to procure the termination and release of the Manager’s obligations as a guarantor under the vessel purchase agreements, and assume this guarantee if necessary. We have entered into these contracts with Capital Maritime rather than contracting directly with the entities selling the Universal VLCCs because we did not have the necessary funds available to make the deposits necessary to secure the Universal VLCCs when the opportunity to purchase them arose. Capital Maritime had the means to capitalize on the acquisition opportunity at the time it was presented. Upon the consummation of this offering, we will bear the entire risk of the loss of the $38.6 million deposit on the Universal VLCCs.

We currently expect to take delivery of each Universal VLCC upon its completion and its purchase by the respective vessel-owning subsidiary. We expect delivery of one Universal VLCC on or about March 26, 2010 and expect delivery of the other Universal VLCC on or about June 25, 2010. We will pay the balance of the cost of each Universal VLCC at least two business days prior to the expected date of delivery of the relevant Universal VLCC. With our consent, Capital Maritime may enter the Universal VLCCs into charter agreements prior to delivery of the Universal VLCCs to us.

If the Universal VLCCs are not ready for delivery on April 15, 2010 and July 15, 2010, respectively, the applicable vessel-owning subsidiary will have the right to terminate its agreement to acquire the vessel from the applicable VLCC Seller. The VLCC Sellers have retained the right to cancel their obligation to take delivery of the Universal VLCCs from the shipyard in certain circumstances, including if the shipyard fails to make the applicable Universal VLCC ready for delivery on or before the relevant canceling date or if the shipyard defaults in the delivery of the Universal VLCC according to the terms of the relevant contract. There are also certain circumstances in which the shipyard may cancel its contracts with the VLCC Sellers, including if the VLCC Sellers fail to make outstanding construction payments on the Universal VLCCs to the shipyard. In each of these circumstances, the failure to deliver the vessel would allow us to trigger the termination right described above, but we have no right to perform the VLCC Sellers’ obligations under the shipbuilding contracts on their behalf.

The trial runs of each Universal VLCC will be supervised by the applicable VLCC Seller, which, under each of the Universal VLCC Share Purchase Agreements, has committed to allow observers and certain initial crew members designated by the relevant vessel-owning subsidiary to attend the sea trials and any additional tests. The vessel-owning subsidiaries will otherwise take delivery of the Universal VLCCs as-is from the VLCC Sellers, with no further right of inspection.

For a 12-month period that begins once a vessel has been delivered to the applicable VLCC Seller and continues following its delivery to the applicable vessel-owning subsidiary, the shipyard guarantees each vessel in its entirety against all defects in the vessel which are due to defective material and/or poor

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workmanship on the part of the shipyard and/or its subcontractors, provided that such defects are not in any part of the vessel which may have been replaced or repaired by any other contractor subsequent to the vessel’s delivery, or have not been caused or aggravated by our omission or improper use and maintenance of the vessel, by ordinary wear and tear or by any other circumstance beyond the shipyard’s control. We will not be entitled to enforce such warranties directly against the shipyard, but the VLCC Sellers have undertaken to process and enforce them on behalf of the vessel-owning subsidiaries. The shipyard will remedy at its expense any vessel defects that are guaranteed pursuant to the terms of the contract. The shipyard is not responsible for any consequential or special loss, damage or expense including, but not limited to, loss of time, loss of profit or loss of earnings incurred as a result of such defects.

Vessel Acquisitions Generally

We may enter into additional contracts to acquire vessels prior to the consummation of this offering. Various factors could affect our vessel acquisition estimates, including delays in delivery of the Universal VLCCs. Please read the various risks discussed under “Risk Factors—Risk Factors Related to Our Planned Business & Operations,” especially “Industry Specific Risk Factors—Delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results,” for more information.

Vessels available for sale are usually marketed through a worldwide network of shipping brokers. While certain of such sale candidates are marketed openly, a number of candidates are presented to a limited number of shipping companies, including companies with an established and favorable sales and purchase track record. We believe that Capital Maritime’s reputation in the shipping industry and its relationships with a number of shipbrokers, shipowners, commercial banks and shipyards worldwide will provide access to many such acquisition opportunities. In his capacity as Chief Executive Officer of Capital Maritime and its predecessor companies, our Chairman and Chief Executive Officer has completed numerous sale and purchase transactions of tankers and other vessels over the last 14 years. In addition, we believe that Capital Maritime’s network of relationships with oil majors, traders and key charterers worldwide and its strategic relationships will allow us to identify the vessel type and specifications that are in demand for specific business opportunities that might arise.

Sales of operating vessels generally are affected pursuant to a standardized Memorandum of Agreement (“MOA”), which, among other terms, provides the buyer with the right to inspect the vessel and the vessel’s classification society records and stipulates the time period and geographical range where the vessel will be delivered to the buyer. In certain instances, an agreement is reached between the buyer and the seller subject to the final confirmation of specified terms and conditions by either or both parties within a specified period of time. In general, at the time such terms and conditions are deemed satisfied the buyer will be required to pay a deposit into a joint account, which is released to the sellers on the consummation of the sale. The seller undertakes to deliver the vessel in the condition set out in the agreement including compliance with class and rules and regulations of the vessel’s country of registry and typically will undertake to deliver the vessel without any mortgage or lien and to indemnify the new owner from any claims pending under the sellers’ ownership.

In certain instances, we may consider purchasing newbuilt vessels for prompt delivery directly from the shipyards pursuant to newbuilding construction contracts or contracting tanker vessels for later delivery pursuant to a MOA. In connection with the contracting of newbuildings, purchasers generally are required to make installment payments prior to their delivery. Purchasers typically must pay a percentage of the purchase price upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (for example, approximately 14 to 36 months from the signing of the purchase contract). Purchasers are also required to pay similar installments throughout the construction of the vessel, which are usually connected with certain shipbuilding milestones. We

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anticipate that shipyards will offer competitive prices for newbuilding vessels in the short- to medium-term due to the recent significant downturn in contracting activity for newbuildings. See “The International Tanker Industry—Charter Rates & Asset Values.” Should we decide to acquire newbuildings, we expect to benefit from Capital Maritime’s history of contracting, supervising and taking delivery of newbuilding tanker vessels including the co-designing of vessels to meet the customer’s commercial and technical requirements.

We also anticipate that due to the recent global financial and shipping markets turmoil certain commercial banks and other lenders may be in control of tanker vessels and we expect these lenders may choose to market these vessels for sale. We also expect that these lenders will have a desire to negotiate with financially strong, reputable owners and managers with whom they have an established relationship and have conducted business in the past. We expect that we will be well placed to exploit such opportunities as they arise through the relationships Capital Maritime has developed with certain of the commercial banks that are active in shipping finance worldwide.

OUR CHARTERS

Chartering Strategy

We will seek to charter our vessels to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, vessel market conditions and global economic conditions. We expect to mainly operate our vessels on voyage charters in the spot market; on trip charters, which are spot market—related time charters that are described below in more detail; or in vessel pools trading in the spot market. We may also enter into longer-term period time charters with terms that may provide for profit sharing arrangements or with returns that are linked to spot-market indices. Spot market revenues may generate increased profit margins during times when vessel rates are escalating. Vessels operating under fixed-rate time charters generally provide more predictable cash flows compared to spot market voyage charters or spot market-related trip charters. Under our charter arrangements, we will generally be required, among other things, to keep our vessels seaworthy, to crew and maintain our vessels, and to comply with applicable laws and regulations. We may also decide to charter-in vessels for period and then charter them out to third parties either on a spot or on a period basis.

The increasing focus on safety and protection of the environment has led oil companies as charterers, terminal operators, flag states, shippers and receivers to become increasingly selective with respect to the vessels they charter and the technical managers they have as counterparties, vetting both vessels and ship management companies on a continuous basis. This vetting assessment can include, but is not limited to, vessel condition, hull type, crewing, age and technical manager. If a vessel or Manager fails a vetting assessment, the charter contract may be terminated or suspended. See “Risk Factors—Risk Factors Related to Our Planned Business & Operations—Industry Specific Risk Factors—Failure to fulfill oil majors’ vetting processes might adversely affect the employment of our vessels in the spot and period market.” Although these vetting procedures and increased regulations generally increase vessel operating costs and potential liabilities, they strengthen the relative competitive position of shipowners with higher quality tanker fleets and operations. We expect that by operating a high quality fleet and by leveraging Capital Maritime’s reputation and relationships with oil majors, traders and operators, we will be eligible for all types of charter opportunities, including time charters, which typically require vessels and managers to satisfy the highest level of risk assessment. See “—Major Oil Company Vetting Process.”

Voyage Charters

Vessels operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The performance from voyage chartering is

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related to vessel utilization, with performance generally improved by increasing the utilization of the vessel or, in other words, reducing the number of days a vessel is not employed after a discharge. In voyage charters the shipowner generally is responsible for paying both vessel operating expenses and voyage expenses, and the charterer generally is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses unique to a particular voyage, including any bunker expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, bunkers and communication expenses.

Trip or Short Time Charters

Under a typical trip charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port at a set daily rate. The charterer is responsible for paying for bunkers and other voyage expenses, while the shipowner is responsible for paying vessel operating expenses. When the vessel is off-hire, or not available for service, the shipowner generally is not entitled to payment, unless the charterer is responsible for the circumstances giving rise to the lack of availability.

Vessel Pools

Vessel pool arrangements provide the benefits of a large-scale operation and chartering efficiencies that might not be available to smaller fleets. Under a pool arrangement, a vessel is chartered out by the pool manager under an agreement similar to a time charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Members of the pool share in the revenue generated by the entire group of vessels in the pool, regardless of the performance of the individual vessel, but the charterhire is divided based usually on points among all of the vessels in the pool and therefore generally does not provide the steady income normally associated with time charters. Vessels’ points are rewarded based on their performance, age, consumption, speed and other factors on a competitive basis compared to other vessels in the pool. Vessels trading under a pool arrangement are usually chartered in the spot market, but the pool manager might charter the vessels under short or longer time charters, depending on the pool arrangement between the shipowner and the pool manager. When the vessel is off-hire, the shipowner generally is not entitled to payment, unless the charter of a vessel in the pool is responsible for the circumstances giving rise to the lack of availability.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions, which generally are assumed by the owner. Time charters may include profit share arrangements. Traditionally, tanker time charter activity has been smaller compared to voyage or short term charter activity. However, over the last few years time charter activity has increased. This trend has in large part been caused by the divestment of tanker vessels by oil majors. This action has resulted in an increase in the activity of the oil majors in the time charter market. While there has been a correlation between oil majors reducing their levels of tanker ownership and increasing time charter activity, the demand in the time charter market also depends on the relative pricing between the spot charter, voyage and time charter rates.

Bareboat Charters

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the customer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s

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expenses (including any commissions) and generally assumes all risk of operation. The customer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period at its cost and as per the classification society requirements. The basic rate hire is payable monthly in advance in U.S. Dollars.

Ship Management and Maintenance

Except in the case of bareboat charters, we will be responsible for the commercial and technical management of our vessels and for maintaining the vessel, periodic drydocking, chartering, vetting, cleaning and painting and performing work required by regulations. Our Manager will provide these services to us pursuant to the Management Agreement for our vessels, and may outsource these obligations to third parties. See “Our Manager and Management Agreements—Management Agreement.”

Termination

Each of our charters is expected to terminate upon loss of the applicable vessel. In addition, vessel owners are generally entitled to suspend performance if the charterer defaults in its payment obligations under a time charter. Either party may also terminate the charter in (a) the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel, (b) the event that the vessel causes an oil spill or (c) if the vessel is disqualified from engaging in transportation for the major oil companies pursuant to the vetting process.

Classification and Inspection

Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for the intermediate survey and every four to five years for special surveys. Special surveys always require drydocking. Vessels that are 15 years old or older are required, as part of the intermediate survey process, to be drydocked every 24 to 30 months for inspection of the underwater portions of the vessel and for necessary repairs stemming from the inspection.

We expect that in addition to the classification inspections, many of our customers will regularly inspect our vessels as a precondition to chartering them for voyages. We believe that well-maintained, high-quality vessels will provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

We plan to implement Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), which was promulgated by the IMO, to comply with pollution prevention requirements applicable to vessels. We also plan to obtain documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO.

Major Oil Company Vetting Process

Shipping in general, and crude oil, refined product and chemical tankers, in particular, have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements—whether imposed by the classification societies, international statutes, national and local

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administrations or industry—must be complied with in order to enable a shipping company to operate and a vessel to trade.

Traditionally there have been relatively few large players in the oil trading business and the industry is continuously consolidating. The so-called “oil majors companies,” such as ExxonMobil Corporation, BP p.l.c., Royal Dutch Shell plc, Chevron Corporation, ConocoPhillips, StatoilHydro ASA and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping logistics (terminals) of crude and refined products world-wide. Concerns for the environment, health and safety have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel.

While a plethora of parameters are considered and evaluated prior to a commercial decision, the oil majors, through their association, the OCIMF, have developed and are implementing two basic tools: (a) SIRE and (b) the TMSA Program. The former is a physical ship inspection based upon a thorough VIQ, and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors.

Based upon commercial needs, there are three levels of risk assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major’s terminals; (b) voyage charter, which will clear the vessel for a single voyage; and (c) term charter, which will clear the vessel for use for an extended period of time. The depth, complexity and difficulty of each of these levels of assessment vary. While for the terminal use and voyage charter relationships a ship inspection and the operator’s TMSA will be sufficient for the assessment to be undertaken, a longer-term charter relationship also requires a thorough office assessment. In addition to the commercial interest on the part of the oil major, an excellent safety and environmental protection record is necessary to ensure an office assessment is undertaken.

We believe that Capital Maritime and Capital Ship Management are among a small number of ship management companies to have undergone and successfully completed audits by six major international oil companies in the last few years (i.e., BP p.l.c., Royal Dutch Shell plc, StatoilHydro ASA, Chevron Corporation, ExxonMobil Corporation and Total S.A.).

Crewing and Employees

We expect that each tanker vessel we own will be crewed with 20 to 24 officers, seamen and cadets. We expect Capital Maritime to recruit senior officers and crew for our vessels through its subsidiaries and crewing agents in various countries in which it does business, including Romania, Russia and the Philippines. The crewing agencies handle each seaman’s training, travel and payroll, and ensure that all the seamen on our vessels have the qualifications and licenses required to comply with international regulations and shipping conventions. Our Manager has considerable experience in arranging and operating vessels successfully for Capital Maritime in various configurations and has a pool of certified and experienced crew members that we can access to recruit crew members for our own vessels.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We intend to generally charter our vessels to counterparties we believe are creditworthy such as oil majors and major oil traders. Capital Maritime is qualified for business with a number of oil majors, including BP Shipping, Shell, Total, Chevron and Exxon and traders such as Trafigura, ST Shipping and Transport Pte Ltd (the shipping affiliate of Glencore International AG) and Morgan Stanley, and has also entered into spot charter agreements with charterers such as Litasco, Vitol, NOC, IPG and ADDAX in the past. As our Manager, Capital Maritime’s qualification to do

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business with these and other companies will allow us to engage in commercial relationships with them without having to satisfy their qualification requirements independently. Capital Maritime has developed such commercial relationships with oil majors, traders and operators over the last several years by establishing a reputation and track record for reliable vessel management in addition to successfully completing the vetting process implemented by oil majors. See “—Major Oil Company Vetting Process.” We believe that these relationships of our Manager will lead to greater employment opportunities for our vessels in the future.

Competition

We expect our business to fluctuate in line with the main patterns of trade of crude oil and vary according to changes in the supply and demand for crude oil. We plan to operate in markets that are highly fragmented, competitive and based primarily on supply and demand. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state owned); and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels we expect to own, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. We expect to compete for charters on the basis of price; vessel location; size, age and condition of the vessel; acceptability of the vessel and its manager; and on our reputation as an owner and operator. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. We expect to compete with other owners of tanker vessels, some of whom may also charter our vessels as customers.

We believe that Capital Maritime and Capital Ship Management are among a limited number of ship management companies that have undergone and successfully completed audits by six major international oil companies in the last few years, including audits with BP p.l.c., Royal Dutch Shell plc, StatoilHydro ASA, Chevron Corporation, ExxonMobil Corporation and Total S.A. We believe that their ability to comply with the rigorous and comprehensive standards of major oil companies relative to less qualified or experienced operators will assist us in competing effectively for new charters.

Furthermore, under the Business Opportunities Agreement, we will have a right to take advantage of certain business opportunities, including certain spot charter, period charter, bareboat charter and vessel purchase opportunities, that may be attractive to Capital Maritime. We therefore do not expect that Capital Maritime will compete with us to a material extent, even though it is not contractually restricted from doing so. Please read “Certain Relationships and Related-Party Transactions—Business Opportunities Agreement” for more information.

PERMITS AND AUTHORIZATIONS

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and other authorizations with respect to our vessels. The kinds of permits, licenses, certificates and other authorizations required for each vessel depend upon several factors, including the commodity transported, the area in which the vessel trades, the nationality of the vessel’s crew and the age of the vessel. We expect to have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations. However, future laws and regulations, environmental or otherwise, may limit our ability to conduct business or increase the cost of our doing business.

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MANAGEMENT OF SHIP OPERATIONS, ADMINISTRATION AND SAFETY

Capital Maritime provides expertise in various functions critical to our operations. This enables a safe, efficient and cost-effective operation and, pursuant to the Management Agreement we have entered into with Capital Maritime, we have access to technical management services, including commercial management of the vessels, vessel maintenance and crewing, purchasing, insurance and shipyard supervision as well as human resources, financial and other administrative services, including bookkeeping, audit and accounting services, administrative and clerical services, banking and financial services, client, investor relations and information technology.

Capital Maritime operates under a safety management system in compliance with the IMO’s ISM Code and certified by the American Bureau of Shipping. Capital Ship Management’s management systems also comply with the quality assurance standard ISO 9001, the environmental management standard ISO 14001 and the Occupational Health & Safety Management System (“OHSAS”) 18001, all of which are certified by Lloyd’s Register of Shipping. Capital Ship Management recently received one of the first approvals worldwide acknowledging its successful implementation of an “Integrated Management System Certification” by the Lloyd’s Register Group. Furthermore, in 2009, Capital Ship Management became the first shipping company to adopt the “Business Continuity Management” principles in cooperation with Lloyd’s Register Group. As a result, we expect that our vessels’ operations will be conducted in a manner intended to protect the safety and health of Capital Ship Management’s employees, the general public and the environment. Capital Ship Management’s technical management team actively manages the risks inherent in our business and is committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum spills, as well as reducing emissions and waste generation.

Capital Ship Management’s track record of providing safe, efficient and cost-effective operations has also been recognized by the fact that two of the vessels under its operation have been distinguished as Top Performing Vessels by BP Shipping for 2008. Three of its vessels were top 10 performers in 2007, and one was the top performer. BP Shipping’s time charter fleet numbers more than 100 vessels, and performance is evaluated based on health, safety, security and environmental criteria, speed and consumption, vessel availability, pumping performance, trading approvals and port performance.

Capital Ship Management was awarded in December 2009, the Tanker Company of the Year award in Greece by Lloyd’s List for its track record and achievements in the Greek shipping industry.

INSPECTION BY CLASSIFICATION SOCIETIES

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

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For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

➢	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

➢	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

➢	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a shipowner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

➢	Occasional Surveys: These are inspections carried out as a result of unexpected events, for example, an accident or other circumstances requiring unscheduled attendance by the classification society for re-confirming that the vessel maintains its class, following such an unexpected event.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard agreements.

INSURANCE

General operational risks

The operation of any tanker vessel involves a high degree of operational risk both towards the ship itself, to the environment in which it operates, to the cargo it carries and to those serving on board.

Key examples of such risks are as follows:

➢	Hull damage—arising from grounding or collision of the vessel;

➢	Machinery damage—arising from mechanical failure;

➢	Cargo loss—arising from hull damage;

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➢	Property damage—arising from cargo loss into the marine environment;

➢	Personal injury—arising from collision or piracy;

➢	Business interruption—arising from strikes and political or regulatory change; or

➢	Environmental damage—arising from marine disasters such as oil spills and other environmental mishaps.

Nevertheless, there remains a residual risk which cannot practically be excluded, including the possibility of human error, and the extent of losses attached to that residual risk can be enormous.

An obvious example of such a marine disaster involving the carriage of crude oil is the “Exxon Valdez” grounding in Prince William Sound, Alaska, in March 1989.

These liabilities can materially impair or end a company’s ability to trade. For example, OPA imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States. Such liabilities are traditionally covered by insurance but such coverage is itself limited (in the case of oil pollution liabilities, to an amount of $1 billion).

While we expect to maintain the traditional range of marine and liability insurance coverage for our fleet (hull and machinery insurance, war risks insurance, protection and indemnity coverage, and freight, demurrage and defense cover) in amounts and to extents that we believe will be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Marine risks: hull and machinery and war risks (including the risks of piracy, capture and seizure)

We expect to maintain marine hull and machinery and war risks insurance which cover the risk of actual or constructive total loss, for all of our vessels, including loss by reason of capture and seizure by pirates, which is a growing contemporary problem. We plan for our vessels to each be covered up to at least fair market value. Such cover is subject to policy deductibles, which are modest in comparison with industry norms but which are always subject to change.

Liability risks: protection and indemnity insurance

As is customary, we plan to insure the third-party liabilities arising in connection with our shipping activities in a P&I Association belonging to the International Group of P&I Clubs (the “International Group”). This provides coverage for liabilities and related costs resulting from the injury or death of crew and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Subject to the “capping” discussed below in respect of oil pollution liabilities, such coverage is unlimited.

We plan to maintain coverage in respect of oil pollution risks in the amount of $1 billion per vessel per incident, which is the maximum (capped) level of cover available from P&I Associations in the International Group. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have jointly entered into a pooling agreement to reinsure each association’s liabilities. As a result of insuring our liability risks in this way we will be subject to calls payable by us to the P&I Association based on the International Group’s claims records as well as the particular P&I Association’s claims experience which could include a liability to pay unbudgeted supplementary contributions required to balance the particular P&I

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Association’s accounts or to meet its obligations to contribute to the liabilities of another International Group P&I Association.

Commercial risks

Freight Demurrage & Detention (“FDD”) coverage

We plan to maintain FDD coverage which is a customary insurance designed to meet (on a discretionary basis) the legal costs of pursuing or defending proceedings, for example, arising out of contractual disputes.

Loss of Hire and Strike Cover

Loss of hire insurance covers business interruptions and related losses that result from the loss of use of a vessel, including because of piracy. We currently do not intend to insure for loss of hire or strikes as we have estimated that the cost associated with such insurances is disproportionate to the benefit; however, we, in consultation with our managers will continue to evaluate the need and benefit of such insurance coverage and may elect in the future to be covered for such risks.

ENVIRONMENTAL AND OTHER REGULATIONS

Government regulation will significantly affect the ownership and operation of our vessels. We will be subject to international conventions and treaties, and, in the countries in which our vessels may operate or are registered, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. These laws and regulations include the OPA, the International Convention for Prevention of Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, SOLAS, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), and other regulations described below. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities will subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, applicable national authorities such as the U.S. Coast Guard and harbor masters, classification societies, flag state administrations (countries of registry) and charterers. Some of these entities will require us to obtain permits, licenses, certificates, financial assurances and other authorizations for the operation of our vessels. Our failure to maintain necessary permits, certificates or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.

In recent periods, heightened levels of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the tanker shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, future serious marine

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incidents that result in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization (IMO)

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, emergency planning, training, record-keeping, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution prevention requirements applicable to tanker vessels. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards which are expected to enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (a) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (b) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, thereby rendering U.S. emissions standards equivalent to IMO requirements. Once these amendments become effective, we may incur costs to comply with the revised standards.

Safety Management System Requirements

The IMO also adopted SOLAS and the International Convention on Load Lines (“LL Convention”), which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises SOLAS and LL Convention Standards.

Our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that we and our technical manager will implement for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code also requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that we will have

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all material requisite documents of compliance for our offices and safety management certificates for all of our vessels for which such certificates are required by the IMO. We will renew these documents of compliance and safety management certificates as required.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the nations signatory to such conventions. For example, IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (“Bunker Convention”), which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 1, 2008.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the International Maritime Organization and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000 (“CLC”). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable, subject to certain limited defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights (“SDR”). Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and dollars was 0.642435 SDR per U.S. dollar on January 28, 2010. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

Noncompliance with the ISM Code or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. We expect that each of our vessels will be ISM Code-certified, but there can be no assurance that such certifications will be maintained in the future.

Business

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime governing the maritime transport of petroleum and liability for oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Our operations will be subject to both OPA and CERCLA.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

➢	natural resources damage and the costs of assessment thereof;

➢	real and personal property damage;

➢	net loss of taxes, royalties, rents, fees and other lost revenues;

➢	lost profits or impairment of earning capacity due to property or natural resources damage; and

➢	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for double-hulled tank vessels over 3000 gross tons to the greater of $2,000 per gross ton or $17,088,000 or, for non-tank vessels, to the greater of $1,000 per gross ton or $854,400 and established a procedure for adjusting the limits for inflation every three years. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, OPA specifically permits individual U.S. states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty. We plan to comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it

Business

could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain a Vessel General Permit authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act (“NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, and the Coast Guard recently proposed new ballast water management standards and practices. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

U.S. Clean Air Act

The Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. In December 2009, the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the United States that are consistent with standards required under recent amendments to Annex VI of MARPOL. The new regulations include near-term standards beginning in 2011 for newly built engines requiring more efficient use of engine technologies in use today and long-term standards beginning in 2016 requiring an 80% reduction in nitrogen oxide emissions below current standards. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, have also attempted to regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline and whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, the United States has requested IMO to designate the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments. If approved by the IMO, more stringent emissions control standards would apply in the Emission Control Areas that would cause us to incur additional costs.

European Union Regulations

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Business

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten public health and safety and is considering a petition from the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal regulations relating to the control of greenhouse gas emissions may follow. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time or otherwise limit our operations.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (“MTSA”), came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (“ISPS Code”). The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

➢	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

➢	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

➢	the development of vessel security plans;

➢	ship identification number to be permanently marked on a vessel’s hull;

➢	a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

➢	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We intend to implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Business

VOLATILITY

We plan to operate our vessels in markets that have historically exhibited significant volatility in demand and, as a result, charter rates. This volatility in charter rates may result in quarter-to-quarter volatility in our operating results, as our vessels will trade on the spot market. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China.

PROPERTIES

We do not expect to have any material properties prior to the closing of this offering.

LEGAL PROCEEDINGS

We have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

EXCHANGE CONTROLS

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to our non-resident Common Stock holders.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF CRUDE CARRIERS

Our board of directors and executive officers will oversee and supervise our operations. Subject to this oversight and supervision, our operations will be managed generally by our Manager. Upon the closing of this offering, we will enter into a Management Agreement, pursuant to which our Manager and its affiliates will provide to us commercial, technical, administrative and strategic services. Please read “Our Manager and Management Agreement—Management Agreement” for additional information about this agreement.

Our Chairman and Chief Executive Officer will allocate his time between managing our business and affairs, directly as our officer and indirectly as an officer of our Manager, and the business and affairs of Capital Maritime. The amount of time that our Chairman and Chief Executive Officer will allocate among our business and the businesses of Capital Maritime will vary from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our officers and individuals providing services to us or our future subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Capital Maritime or its affiliates. The amount of time our officers will allocate among our business and the businesses of Capital Maritime could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. While there will be no formal requirements or guidelines for the allocation of our officers’ time between our business and Capital Maritime’s, our officers’ performance of their duties will be subject to the ongoing oversight of our board of directors and we intend to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper fulfillment of their duties and obligations.

The following table provides information about our directors and executive officers who will be in office as of the closing of this offering. We have identified and appointed seven directors. The term of our Class I directors expires in 2013, the term of our Class II directors expires in 2012 and the term of our Class III directors expires in 2011. All of the directors listed below have agreed to serve as directors effective as of the closing of this offering. The business address of each of our directors and executive officers listed below is 3 Iassonos Street, 185 37 Piraeus, Greece. Ages of the following individuals are as of January 1, 2010.

Name	Age	Position

Evangelos M. Marinakis	42	Chairman of the Board of Directors, Chief Executive Officer and Class I Director
Gregory J. Timagenis	64	Class I Director
Richard Sages	53	Class I Director
Andreas C. Konialidis	32	Chartering Manager and Class II Director
Pierre de Demandolx Dedons	69	Class II Director
Gerasimos G. Kalogiratos	32	Chief Financial Officer and Class III Director
Socrates Kominakis	42	Class III Director
Ioannis E. Lazaridis	42	President

Management

The business experience of these individuals is included below.

Evangelos M. Marinakis, Director, Chairman of the Board and Chief Executive Officer.

Mr. Marinakis joined our board of directors and serves as the Chairman of the Board and as our Chief Executive Officer. Mr. Marinakis has served as the Chairman of the Board of Capital Product Partners L.P since its inception in 2007 and has also served as Capital Maritime’s Chief Executive Officer and as a director since its incorporation in March 2005. From 1992 to 2005, Mr. Marinakis was the Commercial Manager of Capital Ship Management and oversaw the businesses of the group of companies that currently form Capital Maritime. For the past 15 years, Mr. Marinakis has also been active in various other family businesses, all related to the shipping industry. During this time he founded Curzon Maritime Limited, a shipping broker, and Express Sea Transport Corporation, an international vessel operator. Mr. Marinakis began his career as a Sale & Purchase trainee broker at Harley Mullion in the UK, and then worked as a chartering broker for Elders Chartering Limited, also in the UK. Mr. Marinakis holds a B.A. in International Business Administration and an MSc in International Relations from the United States International University Europe, London.

Ioannis E. Lazaridis, President.

Mr. Lazaridis joined our company as President. Mr. Lazaridis has served as Chief Executive and Chief Financial Officer of Capital Product Partners L.P., a Nasdaq-listed company, since its formation in January 2007. Mr. Lazaridis also has served as Capital Maritime’s Chief Financial Officer and as a director of Capital Maritime since its incorporation in March 2005. From 2004 to March 2005, Mr. Lazaridis was employed by Capital Maritime’s predecessor companies in the same capacity. From 1996 to 2004, Mr. Lazaridis was employed by Credit Agricole Indosuez Cheuvreux in London, where he worked in the equity department. From 1993 to 1996, Mr. Lazaridis was employed by Kleinwort Benson in equity sales and from 1990 to 1993 he was employed by Norwich Union Investment Management. Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the United Kingdom. He is also an Associate at the Institute of Investment Management and Research in the United Kingdom.

Gerasimos G. Kalogiratos, Director and Chief Financial Officer.

Mr. Kalogiratos joined our board of directors and serves as our Chief Financial Officer. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and currently serves as Finance Director. His responsibilities include the newbuilding commercial projects (including contract negotiations and financing) and vessel sales & acquisitions. He was part of the team that completed the IPO of Capital Product Partners L.P. in 2007 and currently acts as Capital Product Partners L.P.’s Investment Relations Officer. From 1998 to 2000, Mr. Kalogiratos was employed by Attalos Securities S.A. in Greece, where he worked in the equities sales department. Before he joined Capital Maritime, he completed his MA in European Politics and Economics at the Humboldt University and subsequently worked for the European Politics Department of the Frei University in Germany. Mr. Kalogiratos holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom.

Andreas C. Konialidis, Director and Chartering Manager.

Mr. Konialidis joined our board of directors and serves as our Chartering Manager. Mr. Konialidis has over 11 years experience in the shipping industry. Since 2005, Mr. Konialidis has been the chartering director for Curzon Maritime Ltd, a brokerage and consultancy firm based in London, where he has developed and overseen the chartering activities of the Capital Maritime group’s tanker operations with a particular emphasis on Suezmaxes and product carriers. From 2003 to 2005, Mr. Konialidis was a chartering executive for National Shipping Company of Saudi Arabia’s fleet of modern VLCCs

Management

operating on the spot market. Prior to that Mr. Konialidis served 5 years as a chartering broker for Elka Shipping (London) Ltd, the chartering arm of a large operator of Aframax, Suezmax and VLCC tankers. He holds a BSC in Maritime Business and Maritime Law from the University of Plymouth.

Gregory J. Timagenis, Director.

Mr. Timagenis has served as the Chairman of the Board of Capital Maritime & Trading Corp. since its incorporation in March 2005. He is the senior partner at Timagenis Law Firm. Mr. Timagenis’ practice has centered around maritime, banking and finance law, capital markets and mergers and acquisitions. He has 39 years of practice in all litigious and non litigious aspects of maritime law and he has acted as legal advisor to a number of listed companies. In addition to his practice as an attorney, Mr. Timagenis has been chairman of the board of Seamen’s Pension Fund (1989-1995 and 2009 to date) and has lectured at the University of Athens and the Naval Academy and has acted as an arbitrator for the Greek Chamber of Shipping as well as in ICC arbitrations. Mr. Timagenis holds degrees in law, economics and political science from the University of Athens, a master’s degree and a PhD in law from the University of London. Upon the consummation of this offering, he will resign his directorship with Capital Maritime.

Pierre de Demandolx Dedons, Director.

Mr. de Demandolx Dedons has been involved in the shipping industry in various capacities for over forty years and since 1997 has been primarily a shipping consultant. From 1984 to 1997, Mr. de Demandolx Dedons was employed by Groupe WORMS & Cie, a French financial, insurance and transportation company, where he held several positions in the organization, including Deputy General Manager of Cie Navale Worms (which became Compagnie Nationale De Navigation in 1986) and General Manager in charge of Finance—Tankers and Offshore, a position he held from 1991 to 1996. From 1986 to 2004, Mr. de Demandolx Dedons was a member of the board of directors of UK P&I Clubs. Prior to this involvement, from 1975 to 1984, Mr. de Demandolx Dedons was active in the French Shipowners’ Association in Paris, serving as its Deputy General Manager from 1975 to 1977 and as its General Manager from 1977 to 1984. He currently sits on a number of boards of directors both in Europe and the United States, including Seacor Holdings Inc., a company listed on the NYSE. Mr. de Demandolx Dedons holds a bachelor’s degree in politics and a bachelor’s degree in civil engineering and has completed a senior management program at the Harvard Business School. Mr. de Demandolx Dedons currently serves as a director of Capital Maritime. Upon the consummation of this offering, he will resign his directorship with Capital Maritime.

Socrates Kominakis, Director.

Mr. Kominakis is the Chairman of Wind Hellas, a mobile operator in Greece, and owner of Milos Advisors, a private equity fund that focuses on the turnaround of undermanaged assets in Greece and Europe. In parallel, he acts as an advisor for Apax Partners concerning their investments in Greece. He started his professional career in marketing for Procter & Gamble Greece, before he became Marketing Director and Vice President for Kraft Jacobs Suchard. Then he joined Vodafone Greece as Marketing Director and subsequently as Commercial Director. He was Chief Executive Officer of Wind Hellas from 2004 until early 2009. In 2005 he executed a management buyout of Wind Hellas from Telecom Italia, together with private equity firms TPG and Apax Partners. In 2007 he resold Wind Hellas to Weather Investments, achieving a return of 420% on the invested equity. During this time, Wind Hellas’ sales increased by 30% and its EBITDA increased by 100%. Mr. Kominakis holds a bachelor’s degree in Science of Business Administration from the American College of Greece (Deree College) and an MBA from Edinburgh University.

Management

Richard Sages, Director.

Mr. Sages has over thirty years of experience in the shipping industry. Since 2000 Mr. Sages has been a Director of the Odin Marine Group. Odin Marine has offices in New York, Rotterdam and Singapore and is a brokering firm specializing in the bulk transportation of petroleum and chemical products, vegetable oils and renewable fuels. Mr. Sages worked as a tanker chartering broker from 1979 to 1984 with Mid Ocean Tankers, from 1984 to 1988 with Universal Transport Corp. and with Odin Marine to the present. He is also a member of the Board of Directors for the National Institute of Oil Seed Products. He holds a BBA in Accounting and a Master’s in Finance from Iona College.

BOARD OF DIRECTORS AND COMMITTEES

Prior to the closing of the offering, our board of directors will consist of the directors named above. In keeping with the corporate governance rules of the NYSE, from which we have derived our definition for determining whether a director is independent, four directors (namely Messrs. Timagenis, de Demandolx Dedons, Sages and Kominakis) will be independent directors. Under the corporate governance rules of the NYSE, a director will not be considered independent unless the board affirmatively determines that the director has no material relationship with us. In making this determination, the board will broadly consider all facts and circumstances the board deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among others. In addition, a director would not be independent if:

➢	the director is, or has been within the last three years, an employee of us, or an immediate family member is, or has been within the last three years, an executive officer of us;

➢	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from us other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

➢	the director is a current partner or employee of a firm that is our internal or external auditor; the director has an immediate family member who is a current partner of such a firm; the director has an immediate family member who is a current employee of such a firm and personally works on our audit; or the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on our audit within that time;

➢	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of our present executive officers at the same time serves or served on that other company’s compensation committee; or

➢	the director is a current employee, or an immediate family member is a current executive officer, of another company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

We will establish an independent directors’ committee, which will also be our audit committee. The members of the independent directors’ committee will meet the independence standards established by the NYSE to serve on an audit committee of a board of directors. We believe that directors may be properly identified as independent even if they have previously served as executive officers or directors of Capital Maritime, our Manager. The initial members of our independent directors’ committee will be Gregory J. Timagenis, Pierre de Demandolx Dedons, Richard Sages and Socrates Kominakis.

The independent directors’ committee will provide a mechanism for independent assessment of whether proposed arrangements with our Manager and its other affiliates, or proposed modifications to

Management

arrangements with our Manager and its other affiliates, are fair and reasonable to us. The board is not obligated to seek approval of the independent directors’ committee on any matter; however, consistent with the related parties transaction policy we plan to adopt prior to the completion of this offering, the board may submit such proposed arrangements or modifications to the independent directors’ committee. See “Certain Relationships and Related-Party Transactions—Review and Approval of Transactions with Related Persons” for the details of this policy. For matters presented to it, the independent directors’ committee will determine if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the independent directors’ committee will be conclusively deemed to be fair and reasonable to us, taking into account the totality of the relationship between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Our board of directors has the power to override a determination by the committee. However, a determination by directors who were interested in the transaction would be subject to Section 58 of the BCA, which provides that the transaction may be void or voidable unless the material facts of the interested directors’ interests are known or disclosed to the board and the board approves the transaction by a vote sufficient for such purpose without counting the vote of the interested directors, or if the vote of the disinterested directors is insufficient, by unanimous vote of the disinterested directors.

Serving as our audit committee, the independent directors’ committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls.

Our board of directors may also establish a compensation committee and a nominating and corporate governance committee.

EXECUTIVE COMPENSATION

We were formed in October 2009. We have not paid any compensation to our directors or officers or accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to this offering. Because our executive officers are employees of Capital Maritime (as well as us), their compensation (other than any awards under the long-term incentive plan described below) is set and paid by Capital Maritime, and we would have reimbursed Capital Maritime for the compensation paid to our officers by Capital Maritime for services that our officers provided to us. Upon the closing of this offering, however, Capital Maritime will have paid no compensation to our officers for such services.

COMPENSATION OF OUR DIRECTORS

Our officers and other officers of Capital Maritime who serve as our directors will not receive additional compensation for their service as directors. We anticipate that each non-management director will receive compensation for attending meetings of the board of directors as well as committee meetings. We expect that non-management directors will each receive a director fee of $20,000 per year ($30,000 per year for committee chairmen) and shares of Common Stock subject to vesting over a one-year period. We intend to grant shares of Common Stock to the non-management directors immediately after their appointment as directors. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

2010 EQUITY INCENTIVE PLAN

Prior to closing of this offering, we intend to adopt the Crude Carriers 2010 Equity Incentive Plan in which our and our affiliates’ employees, directors and consultants will be eligible to participate. The

Management

plan provides for the award of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards.

Administration

The plan will be administered by our board of directors. To the extent permitted by law, and except where our board elects to act as administrator or to delegate its responsibilities and powers to another person, the board may delegate any or all of its responsibilities and powers to such committee of the board as the board may designate, other than the authority to amend or terminate the plan. The board of directors will have the authority to, among other things, designate participants under the plan, determine the type or types of awards to be granted to a participant, determine the number of shares of Common Stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the plan.

Number of Shares of Common Stock

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of shares of Common Stock available for delivery pursuant to awards granted under the plan will be equal to 7% of the number of shares of Common Stock issued pursuant to this offering and 5% of the number of shares issued in any future offering. There is no limit on the number of awards that may be granted and paid in cash. If any award is forfeited or otherwise terminates or is cancelled without delivery of Common Stock, those shares will again be available for grant under the plan. Common Stock delivered under the plan will consist of authorized but unissued shares or shares acquired by us in the open market, from us or from any other person or entity.

Restricted Stock and Restricted Stock Units

Restricted stock is subject to forfeiture prior to the vesting of the award. A restricted stock unit is notional stock that entitles the grantee to receive a share of Common Stock upon the vesting of the restricted stock unit or, in the discretion of the board of directors, cash equivalent to the value of the Common Stock. The board of directors may determine to make grants under the plan of restricted stock and restricted stock units to plan participants containing such terms as the board of directors may determine. The board of directors will determine the period over which restricted stock and restricted stock units granted to plan participants will vest. The board of directors may base its determination upon the achievement of specified performance goals.

Stock Options and Stock Appreciation Rights

The plan will permit the grant of options covering Common Stock and the grant of stock appreciation rights. A stock appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a share of Common Stock on the exercise date over the base price established for the stock appreciation right. Such excess may be paid in Common Stock, cash, or a combination thereof, as determined by the board of directors in its discretion. The board of directors will be able to make grants of stock options and stock appreciation rights under the plan to employees, consultants and directors containing such terms as the committee may determine. Stock options and stock appreciation rights may have an exercise price or base price that is no less than the fair market value of the Common Stock on the date of grant. In general, stock options and stock appreciation rights granted will become exercisable over a period determined by the board of directors. Following the consummation of this offering, we expect to grant management options to purchase our Common Stock.

Management

Unrestricted Stock

The board of directors, in its discretion, may grant shares of Common Stock free of restrictions under the plan in respect of past services or other valid consideration.

Performance Shares

The plan permits the grant of performance share awards subject to such vesting and forfeiture and other terms and conditions as the board of directors may determine. Such an award entitles the grantee to acquire shares of Common Stock or to be paid the value thereof in cash if specified performance goals are met.

Dividend Equivalent Rights

The board of directors, in its discretion, may grant dividend equivalent rights with respect to an award of an option, stock appreciation right or performance shares.

Change of Control

Unless otherwise provided in the instrument evidencing the award, in the event of a change in control of Crude Carriers, all outstanding awards will become fully and immediately vested and exercisable.

Term, Termination and Amendment of Plan

Our board of directors may in its discretion terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. Our board of directors also has the right to alter or amend the plan or any part of the plan from time to time, including increasing the number of shares of Common Stock that may be granted, subject to shareholder approval as required by the exchange upon which the shares of Common Stock is listed at that time. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, generally no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

VOTING RIGHTS

To preserve our ability to have certain items of our income be exempt from United States federal income taxation under Section 883 of the Code, if, at any time, any person or group other than Crude Carriers Investments Corp. owns beneficially 5% or more of the Common Stock then outstanding, then any Common Stock owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such shareholders that would have been in excess of 4.9% shall be redistributed pro rata among other shareholders of our Common Stock holding less than 5.0% of our Common Stock. In addition, if Crude Carriers Investments Corp., its affiliates, their transferees and persons who acquired such shares with the prior approval of our board of directors, owns beneficially, and taking into account all applicable attribution rules under the Code, 50% or more of our Common Stock then outstanding and such shareholders are not qualified shareholders under the applicable Treasury regulations sufficient to reduce the nonqualified shareholders’ stake in the Common Stock below 50%, then any such Common Stock owned by such shareholders in excess of 49% may not be voted on any matter (except for purposes of nominating a person for election to our board). The voting rights of any such shareholder that is not a qualified shareholder in excess of 49% will be redistributed pro rata among the other Common Stock holders holding less than 4.9% of the Common Stock.

OUR MANAGER AND MANAGEMENT AGREEMENT

OVERVIEW

We believe that our business will benefit through access to the expertise and resources of Capital Maritime and its affiliates. Accordingly, we will enter into agreements with them from time to time pursuant to which they will provide services to us, including under the Management Agreement that will become effective upon the closing of this offering.

Capital Maritime, our Manager, will provide to us commercial, technical, administrative and strategic services necessary to support our business through the Management Agreement with us.

A Summary of the Management Agreement is set forth below. Capitalized words and expressions used but not defined herein shall have the meanings given to them in the Management Agreement, as applicable. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Management Agreement, which is included as an exhibit to the Registration Statement and is filed as a part hereof.

MANAGEMENT AGREEMENT

Under the Management Agreement, our Manager will be responsible for providing us with substantially all of our services, including:

➢	commercial services, which include vessel chartering and marketing;

➢	technical services, which include vessel maintenance; ensuring regulatory and classification society compliance; crewing; insurance; purchasing; and shipyard supervision;

➢	administrative services, which include legal and financial compliance services; bookkeeping and accounting services; and banking and financial services;

➢	strategic services, which include strategic planning; acquisitions of assets and businesses; financing negotiations; and general management of our business; and

➢	investor relations services, which include assisting with the preparation and dissemination of information; interacting with investors; and engaging in public relations activities.

Our Manager will provide these services to us in a commercially reasonable manner as we may from time to time direct and may provide these services directly to us, assign its obligation to provide certain services to certain identified third-parties, primarily other Capital Maritime subsidiaries, or subcontract for certain of these services with other entities. In particular, our Manager may assign its obligation to provide technical management services to a third-party technical manager. Our Manager will remain responsible for any subcontracted services. We will indemnify our Manager for losses it incurs in connection with providing these services, excluding losses caused by the recklessness, gross negligence or willful misconduct of our Manager or its employees or agents, for which losses our Manager will indemnify us.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the Management Agreement will expire on December 31, 2020. If not terminated, the Management Agreement shall automatically renew for a five-year period and shall thereafter be extended in additional five-year increments if we do not provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

Our manager and management agreement

Our Termination Rights.  We may terminate the Management Agreement under any of the following circumstances:

➢	First, if our Manager experiences a change of control where a party that currently does not have the power to elect a majority of our board members gains such power.

➢	Second, if at any time our Manager materially breaches the Management Agreement and the matter is unresolved after a 90-day dispute resolution period.

➢	Third, if at any time (a) our Manager has been convicted of, or has entered into a plea bargain or plea of nolo contendere or settlement admitting guilt for a crime, which conviction, plea or settlement is demonstrably and materially injurious to us and (b) the holders of a majority of the outstanding Common Stock elect to terminate the Management Agreement.

➢	Fourth, if our Manager has been proven to have committed fraud or to have been grossly negligent, or to have committed an act of willful misconduct and we are materially injured thereby.

➢	Fifth, if at any time our Manager experiences certain bankruptcy events.

➢	Sixth, if we provide notice in the fourth quarter of 2019, which termination would be effective on December 31, 2020. If the Management Agreement extends pursuant to its terms as described above, we can elect to exercise this optional termination right in the fourth quarter of the year immediately preceding the end of the respective term.

If we elect to terminate the Management Agreement under the sixth circumstance described above, our Manager would be entitled to receive a payment (the “Termination Payment”) in a lump sum within 30 days following the termination date of the Management Agreement. The Termination Payment will initially be $9 million and shall increase on each one-year anniversary during which the Management Agreement remains in effect (on a compound basis) in accordance with the total percentage increase, if any, in the Consumer Price Index over the immediately preceding twelve months.

Our Manager’s Termination Rights.  Our Manager may terminate the Management Agreement prior to the end of its term under any of the following circumstances:

➢	First, after the fifth anniversary of this offering with 6 months’ written notice. At our option, the Manager shall continue to provide technical services to us for up to an additional one-year period from termination.

➢	Second, if at any time we materially breach the agreement and the matter is unresolved after 90 days.

➢	Third, if at any time we experience certain bankruptcy events.

➢	Fourth, if there is a change of control where a party that currently does not have the power to elect a majority of our board members gains such power. If we have knowledge that such a change of control will occur, we must give the Manager written notice. The Manager can exercise its right to terminate for change of control upon the earlier of the occurrence of such change of control or its receipt of such notice from us until 60 days after the later of the occurrence of such change of control or its receipt of such notice from us.

➢	Fifth, if at any time all or substantially all of our assets are sold, leased, transferred, conveyed or otherwise disposed of in one or a series of related transactions to a party that is not affiliated with us.

If our Manager elects to terminate the Management Agreement under the second, third, fourth or fifth circumstance described above, our Manager would be entitled to receive the Termination Payment.

Our manager and management agreement

Compensation of Our Manager

In return for providing to us services under the Management Agreement, we will pay our Manager management fees based on the following components:

➢	Technical management fee. We will pay a fee to our Manager for technical services it provides to us at a rate of $850 per vessel per day. This $850 amount is subject to increase on each anniversary of the date hereof based on the total percentage increase, if any, in the Consumer Price Index over the immediately preceding twelve months of the Term. For purposes of this provision, the Consumer Price Index used is the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics of the United States Department of Labor, New York, N.Y.—Northeastern N.J. Area, All Items, or any successor index. If there is no successor index, our Manager has the right to reasonably select a substitute.

➢	Sale & purchase fee. We will pay a fee to our Manager equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel by us.

➢	Section 404 compliance fee. We will pay a fee of $100 per day per vessel for services in connection with compliance with Section 404 of Sarbanes-Oxley.

➢	Financial reporting services fee. We will pay a quarterly fee of $50,000 for services in relation to our financial reporting requirements under the SEC rules and the establishment and monitoring of internal controls over financial reporting.

➢	Commercial services fee. We will pay a fee of 1.25% of all gross charter revenues generated by each vessel for Commercial Services rendered.

The fees set forth above are subject to quarterly adjustment to reflect changes to the U.S. Dollar/Euro exchange rate from a base rate of 1.50 U.S. Dollar/Euro. The quarterly U.S. Dollar/Euro exchange rate adjustment is included in the Management Agreement to address the fact that Capital Maritime will be paid in U.S. Dollars under the Management Agreement but a significant proportion of the costs it expects to bear in providing services to the Company will be denominated in Euros. The adjustment has the effect of indexing the fees under the Management Agreement to the U.S. Dollar/Euro exchange rate in order for the rate paid to Capital Maritime to be more reflective of its actual costs.

In addition, we will reimburse our Manager for all of its direct and indirect costs, expenses and liabilities incurred in providing services to us, including, but not limited to, employment costs for any personnel of our Manager for time spent on matters related to providing services to us. The Management Agreement also provides that we have the right to receive a detailed statement of the costs and expenses billed to us by our Manager and also provides for a third party to settle any billing disputes between us and our Manager.

Amendments

The Management Agreement may not be amended without the consent of both parties.

Outside Activities

In the Management Agreement, we acknowledge that our Manager may engage in activities that may compete or conflict with our own.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

After this offering, Crude Carriers Investments Corp., a related party to Capital Maritime, will own, directly or indirectly, 2,000,000 shares of our Class B Stock, representing a 12.9% ownership interest in us and 49% of the aggregate voting power of our outstanding shares of Common Stock and Class B stock (12.7% and 49%, respectively, if the underwriters exercise their over-allotment option in full).

OUR EXECUTIVE OFFICERS AND CERTAIN OF OUR DIRECTORS

Evangelos M. Marinakis, our Chairman and Chief Executive Officer, Ioannis E. Lazaridis, our President, and Gerasimos G. Kalogiratos, our Chief Financial Officer and director, are all employees of Capital Maritime. Mr. Marinakis also serves as Chief Executive Officer of Capital Maritime.

DISTRIBUTIONS AND PAYMENTS TO CRUDE CARRIERS INVESTMENTS CORP. AND OUR MANAGER

The following table summarizes distributions and payments to be made by us to Crude Carriers Investments Corp. and our Manager in connection with our formation, ongoing operation and termination of the Management Agreement. These distributions and payments were determined by and among related parties and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by Crude Carriers Investments Corp. for its capital contribution of $40 million to us is 2,000,000 shares of Class B Stock (assuming an initial public offering price of $20.00 per share, the mid-point of the range shown on the cover of this prospectus). We have agreed to purchase, pursuant to a stock purchase agreement, the Initial Suezmax from Capital Maritime for $71.25 million, the average of two valuations from independent ship brokers; one such broker valued the Initial Suezmax at $71 million and another at between $72 million and $71 million. We have also agreed to purchase, pursuant to stock purchase agreements, the Universal VLCCs from Capital Maritime for $96.5 million each.

Operational Stage

Dividends to Crude Carriers Investments Corp. and its affiliates	Based on their ownership of shares of our Common Stock or Class B Stock, Crude Carriers Investments Corp., a related party to Capital Maritime, will be entitled to receive dividends that our board of directors declares on our Common Stock or Class B Stock.

Payments to our Manager	Capital Maritime, our Manager, will manage our operations, subject to the oversight of our board of directors and the supervision of our executive officers. Pursuant to the Management Agreement, our Manager will provide to us commercial, technical, administrative and strategic services. We will pay fees for these services as set forth in the Management Agreement. We will not be able to quantify in advance the fees for services provided under the Management Agreement because the payment amounts due and the particular amounts or mix of services to be provided under that agreement are not specified or fixed, and we expect that the aggregate amount of

Certain relationships and related-party transactions

these fees will vary from period to period. Please read “Our Manager and Management Agreement —Management Agreement” for further information about the Management Agreement.

Termination of Management Agreement	We or our Manager may terminate the Management Agreement under specified circumstances, and in some of those circumstances we will be required to pay a termination fee to our Manager, the amount of which may be substantial. Please read “Our Manager and Management Agreement —Management Agreement” for further information about the Management Agreement.

AGREEMENTS GOVERNING THE TRANSACTIONS

We have entered into or will enter into various agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to us as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

BUSINESS OPPORTUNITIES AGREEMENT

Prior to or at the closing of this offering, we will enter into a business opportunities agreement (the “Business Opportunities Agreement”) with Capital Maritime reflecting the provisions and principles described below.

Under the Business Opportunities Agreement (and in conformity with our amended and restated articles of incorporation), Capital Maritime and we will agree that either party may pursue any Business Opportunity (as defined in (a) below) of which we, Capital Maritime or its affiliates become aware, subject to certain procedures and conditions. Business Opportunities may include, among other things, opportunities to charter or acquire vessels or to acquire vessel businesses.

Pursuant to the Business Opportunities Agreement, we will agree that:

(a) General.  Capital Maritime and its affiliates may engage (and will have no duty to refrain from engaging) in the same or similar activities or lines of business as us, including conducting business in the tanker spot market, and we will not be deemed to have an interest or expectancy in any business opportunity, transaction or other matter, including, but not limited to, any opportunity to acquire a tanker vessel (each a “Business Opportunity”) in which Capital Maritime or any of its affiliates engages or seeks to engage, as a result of the circumstance that we engage or may engage in the same or similar activities or lines of business as those related to such Business Opportunity; and

(b) Protocol for Business Opportunities.  If we or Capital Maritime, including its affiliates (whether through any of their respective officers or directors that they share with us, or otherwise) acquires knowledge of a potential Business Opportunity that may be deemed to constitute a business opportunity for us, then (x) if Capital Maritime acquires such knowledge, Capital Maritime will promptly notify us of such opportunity, and (y) for a period of up to 5 business days from the date we acquire such knowledge (whether directly or through notice from Capital Maritime), we shall have a right (that we must exercise or decline as promptly as practicable) to elect to pursue or acquire such Business Opportunity for ourselves or direct such Business Opportunity to another person or entity, provided

Certain relationships and related-party transactions

that if such Business Opportunity is the opportunity to enter into a voyage charter or trip charter (including any index time charter that produces revenues based on current spot charter rates) for a particular tanker vessel (a “Spot Charter Opportunity”), a period charter with or without profit sharing for a particular tanker vessel (a “Period Charter Opportunity”) or a bareboat charter (a “Bareboat Charter Opportunity”) or to acquire a crude tanker (a “Vessel Acquisition Opportunity”) then the following time periods shall apply:

(i) Spot Charter Opportunities.  With respect to any Spot Charter Opportunity, we shall have such right to elect to pursue or acquire such Spot Charter Opportunity for ourselves before Capital Maritime can make a similar election, such right to be available to us for a reasonable period of time in light of the circumstances, including, without limitation, the time period the Spot Opportunity is expected to be available;

(ii) Period Charter Opportunities.  With respect to any Period Charter Opportunities, for a period of up to 48 hours we shall have such right (that we must exercise or decline as promptly as practicable) to elect to pursue or acquire such Period Charter Opportunity for ourselves or direct such Period Charter Opportunity to another person or entity;

(iii) Bareboat Charter Opportunities.  With respect to any Bareboat Charter Opportunities, for a period of up to 48 hours we shall have such right (that we must exercise or decline as promptly as practicable) to elect to pursue or acquire such Bareboat Charter Opportunity for ourselves or direct such Bareboat Charter Opportunity to another person or entity; and

(iv)  Vessel Acquisition Opportunities. With respect to any Vessel Acquisition Opportunity, for a period of 120 hours we shall have such right (that we must exercise or decline as promptly as practicable) to elect to pursue or acquire such Vessel Acquisition Opportunity for ourselves or direct such Vessel Acquisition Opportunity to another person or entity. Additionally, we have the right to receive, upon request, an additional 72 hours to consider a Vessel Acquisition Opportunity.

We do not anticipate that our business and operations and the business and operations of Capital Maritime will have significant overlap. Capital Maritime will own only one tanker vessel upon the consummation of this offering, and therefore we do not expect that Capital Maritime will be a significant competitor. Because our perspective and the perspective of Capital Maritime may differ substantially on matters such as dividend policy, leverage, target market and fleet composition, it is likely that we and Capital Maritime will evaluate a given market opportunity differently and reach substantially different conclusions regarding its value to our respective businesses. Consequently, there may be various opportunities that we will elect not to pursue that Capital Maritime will pursue, and there may be various opportunities that we will pursue that Capital Maritime would not have pursued. In addition, as the entry of a tanker vessel by either Capital Maritime or us into a vessel pool would not be expected to prevent the other party from taking the same action, under the Business Opportunities Agreement neither Capital Maritime nor we have any obligation to provide notice or a right of first refusal to the other party regarding the entry of a tanker vessel into a vessel pool.

Termination Rights

The Business Opportunities Agreement shall terminate immediately upon a change of control of Capital Maritime or Crude Carriers. In addition, Capital Maritime may terminate the Business Opportunities Agreement upon the termination of the Management Agreement, provided that (A) if the Management Agreement is terminated by Capital Maritime, other than as a result of (i) a material breach by the Company, (ii) a change in control of the Company or a sale of all or substantially all of the assets to a third party or (iii) the dissolution, insolvency or bankruptcy of the Company, then Capital Maritime may not terminate the Business Opportunities Agreement until the earlier of (x) and (y) where (x) is the later of (1) the date that is 12 months from the date of termination of the Management Agreement and

Certain relationships and related-party transactions

(2) the date that neither a majority of the executive officers nor a majority of the directors of the Company are also officers or directors of Capital Maritime or an entity controlled, directly or indirectly, by Capital Maritime and (y) is the first date that any event provided in (i) through (iii) above occurs.

Amendments

The Business Opportunities Agreement may not be amended without the prior approval of the independent directors’ committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect our Common Stock holders.

REGISTRATION RIGHTS

Prior to or at the closing of this offering, we will enter into a registration rights agreement with Crude Carriers Investments Corp. pursuant to which we will grant Crude Carriers Investments Corp. certain registration rights with respect to our Common Stock and Class B Stock owned by them. Pursuant to the agreement, Crude Carriers Investments Corp. will have the right, subject to certain terms and conditions, to require us, on up to four separate occasions following the expiration of 180 days from the date of this offering, to register under the Securities Act shares of our Common Stock, including Common Stock issuable upon conversion of Class B Stock, held by Crude Carriers Investments Corp. for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of Common Stock by us. We will be obligated to pay all expenses incidental to the registration excluding underwriting discounts and commissions.

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

Prior to the completion of this offering, our Board of Directors will adopt a policy and procedures for review, approval and monitoring of transactions involving our company and “related persons” (generally, our Manager and its affiliates and our directors, executive officers, director nominees, shareholders owning five percent or greater of any class of our voting securities and immediate family members of the foregoing). The policy will be in accordance with applicable Marshall Islands law and will cover any related-person transaction that meets the thresholds for disclosure under the relevant SEC rules for foreign private issuers (generally, transactions that are material to us or the related party; transactions that are unusual in their nature or conditions; or loans involving us and a related party) and will be applied to any such transactions proposed after the policy’s adoption.

Related-person transactions must be approved by the Board or by the independent directors’ committee, who will approve the transaction only if they determine that it is in our best interests. It is expected that the Board will approve in advance certain classes of transactions subject to period review, including transactions under the Management Agreement. In considering the transaction, the Board or committee will consider various factors, including as applicable: (i) the related person’s interest in the transaction; (ii) the approximate dollar value of the amount involved in the transaction; (iii) the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss; (iv) our business rationale for entering into the transaction; (v) the alternatives to entering into a related-person transaction; (vi) whether the transaction is on terms no less favorable to us than terms that could have been reached with an unrelated third party; (vii) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; (viii) the overall fairness of the transaction to us; (ix) valuations generated by independent third-party brokers where the transaction in question is the purchase of a vessel from a related party; and (x) any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction. If a director is involved in the transaction, he or she will not cast a vote regarding the transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the Common Stock and Class B Stock beneficially owned by beneficial owners of 5.0% or more of the Common Stock or Class B Stock and by our directors and officers as of March 1, 2010. The table does not reflect any shares of Common Stock that our directors or officers may purchase in the offering. This table assumes the issuance of 13,500,000 shares of Common Stock and of 2,000,000 shares of Class B Stock.

					Percentage of
		Percentage of		Percentage of	Total Common
	Common	Common	Class B	Class B	and Class B
	Stock to be	Stock to be	Stock to be	Stock to be	Stock to be
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned	Owned	Owned	Owned

Crude Carriers Investments Corp.	0	0.0%	2,000,000	100.0%	12.9%
Evangelos M. Marinakis	0	0.0	(1)	(1)	(1)
Gregory J. Timagenis	0	0.0	0	0.0	0.0
Andreas C. Konialidis	0	0.0	0	0.0	0.0
Pierre de Demandolx Dedons	0	0.0	0	0.0	0.0
Gerasimos G. Kalogiratos	0	0.0	0	0.0	0.0
Socrates Kominakis	0	0.0	0	0.0	0.0
Richard Sages	0	0.0	0	0.0	0.0
Ioannis E. Lazaridis	0	0.0	0	0.0	0.0
* Less than 1.0%

(1)	The Marinakis family, including Evangelos M. Marinakis, through its ownership of Crude Carriers Investments Corp., may be deemed to beneficially own the Class B Stock held by Crude Carriers Investments Corp.

DESCRIPTION OF CAPITAL STOCK

The following is a description of material terms of our amended and restated articles of incorporation and amended and restated bylaws that will be in effect prior to the closing of this offering. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our amended and restated articles of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the Registration Statement of which this prospectus forms a part.

PURPOSE

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and amended and restated bylaws do not impose any limitations on the ownership rights of our shareholders.

AUTHORIZED CAPITALIZATION

Our amended and restated articles of incorporation will provide for Common Stock, which has one vote per share, and Class B Stock, which has 10 votes per share. However, the voting power of the Class B Stock held by Crude Carriers Investments Corp. and its affiliates will be limited to an aggregate maximum of 49% of the combined voting power of our Common Stock and Class B Stock. Other than these voting rights and conversion rights applicable to the Class B Stock as described below, the rights of the two classes of stock are equivalent. The rights of these classes of stock are discussed in greater detail below.

Immediately following the closing of this offering, our authorized capital stock will consist of 1,200,000,000 shares, of which:

➢	1,000,000,000 shares will be designated as Common Stock, par value $0.0001 per share;

➢	100,000,000 shares will be designated as Class B Stock, par value $0.0001 per share; and

➢	100,000,000 shares will be designated as preferred stock, par value $0.0001 per share.

Immediately following the closing of this offering, we will have 13,500,000 outstanding shares of Common Stock, 2,000,000 outstanding shares of Class B Stock, assuming an offering price at the mid-point of the range shown on the cover of this prospectus, and no outstanding shares of preferred stock.

COMMON STOCK AND CLASS B STOCK

Voting Rights

Generally, Marshall Islands law provides that the holders of a class of stock are entitled to a separate class vote on any proposed amendment to our articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect it adversely.

Except as described below, holders of our Common Stock and Class B Stock will have equivalent economic rights, but our Common Stock holders will be entitled to one vote per share and our Class B Stock holders will be entitled to 10 votes per share. However, to preserve our ability to have certain items of our income be exempt from United States federal income taxation under Section 883 of the Code, the voting power of the Class B Stock will be limited to an aggregate maximum of 49% of the combined voting power of our Common Stock and Class B Stock. Except as otherwise provided by the BCA, holders of shares of Common Stock and Class B Stock will vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. In addition, if, at any

Description of capital stock

time, any person or group other than Crude Carriers Investments Corp. owns beneficially 5% or more of the Common Stock then outstanding, then any Common Stock owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such shareholders in excess of 4.9% shall be redistributed pro rata among other shareholders of our Common Stock holding less than 5.0% of our Common Stock.

Dividends

Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restrictions contained in the company’s articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Common Stock and Class B Stock will be entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends. In the event a stock dividend is paid, the holders of Common Stock will receive Common Stock, or rights to acquire Common Stock, as the case may be, and the holders of Class B Stock will receive Class B Stock, or rights to acquire Class B Stock, as the case may be.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of our Common Stock and Class B Stock will be entitled to share equally on a pro rata basis in all assets remaining after the payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any.

Conversion

Shares of our Common Stock will not be convertible into any other shares of our capital stock.

Each share of our Class B Stock will be convertible at any time at the option of the holder thereof into one share of our Common Stock. In addition:

➢	upon any transfer of shares of Class B Stock to a holder other than Crude Carriers Investments Corp. or any of its affiliates, such shares of Class B Stock will automatically convert into Common Stock upon such transfer and

➢	all shares of our Class B Stock will automatically convert into shares of our Common Stock if the aggregate number of shares of Common Stock and Class B Stock beneficially owned by Crude Carriers Investments Corp. and its affiliates falls below the number of shares of Class B Stock issued to Crude Carriers Investments Corp. for its $40 million subscription made in connection with this offering (estimated to be 2,000,000 shares assuming an initial public offering price of $20 per share, the mid-point of the range shown on the cover of this prospectus, such number of shares to be adjusted for any subdivision or conversion of the Class B Stock).

All such conversions will be effected on a one-for-one basis.

Once converted into Common Stock, shares of Class B Stock shall not be reissued.

Class B Stock Subscription Rights

Pursuant to the Subscription Agreement, Crude Carriers Investments Corp. will be entitled, so long as Capital Maritime or any of its affiliates is our manager, to subscribe for an additional number of shares of Class B Stock equal to 2.0% of the number of shares of Common Stock issued, excluding shares of Common Stock issued in this offering, shares of Common Stock issued under our 2010 Equity Incentive Plan (see “Management—2010 Equity Incentive Plan”) and future equity compensation. These additional shares would be issued for additional nominal consideration equal to their par value.

Description of capital stock

Other Rights

Our Common Stock holders will not have conversion, redemption or preemptive rights to subscribe for any of our securities. The rights, preferences and privileges of our Common Stock holders are subject to the rights of the holders of any shares of preferred stock that we may issue in the future. Our Class B Stock holders will have preemptive rights in the Class B Stock.

PREFERRED STOCK

Our amended and restated articles of incorporation will authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

➢	the designation of the series;

➢	the number of shares of the series;

➢	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

➢	the voting rights, if any, of the holders of the series.

DIRECTORS

Our directors will be elected by a plurality of the votes cast by shareholders entitled to vote. Cumulative voting shall not be used to elect directors.

Our amended and restated articles of incorporation will provide that our board of directors must consist of at least three members. Our amended and restated articles of incorporation will also provide that shareholders may change the number of directors only by the affirmative vote of holders of 80% or more of the voting power of all outstanding shares of our capital stock. The board of directors may change the number of directors only by a majority vote of the entire board.

SHAREHOLDER MEETINGS

Under our amended and restated bylaws, annual general meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. If we fail to hold an annual meeting within 90 days of the designated date, a special meeting in lieu of an annual meeting may be called by shareholders holding not less than 10% of the voting power (as such term is defined in our amended and restated articles of incorporation) of all outstanding shares entitled to vote at such meeting. Other than such a meeting in lieu of an annual meeting, special meetings of shareholders may be called only by the Chairman of our Board of Directors or our Chief Executive Officer, in either case at the direction of our Board of Directors, as set forth in a resolution stating the purpose or purposes thereof approved by a majority of the entire Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale or exchange of all or substantially all of our assets, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder will also have the right to dissent and receive payment for the shareholder’s shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve,

Description of capital stock

among other things, the institution of proceedings in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

SHAREHOLDERS’ DERIVATIVE ACTIONS

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of Common Stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

LIMITATIONS ON DIRECTOR LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties if the director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and had no reason to believe his conduct was unlawful. Our amended and restated articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our amended and restated bylaws will also provide that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Our amended and restated articles of incorporation anticipate the possibility of a conflict regarding business opportunities by our directors and officers who also serve as directors or officers of Capital Maritime or its affiliates on a basis consistent with the Business Opportunities Agreement. See “Certain Relationships and Related-Party Transactions—Business Opportunities Agreement.” We do not anticipate that our business and the business of Capital Maritime will have significant overlap.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (a) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (b) the removal of incumbent officers and directors.

Description of capital stock

Dual Class Structure

As discussed above, our Class B Stock will have 10 votes per share, while our Common Stock, which is the class of stock we are selling in this offering and which will be the only class of stock which is publicly traded, will have one vote per share. After this offering, Crude Carriers Investments Corp. will control all of our Class B Stock, although, pursuant to the terms of the Class B Stock, the voting power of the Class B Stock held by Crude Carriers Investments Corp. and its affiliates will be limited to an aggregate maximum of 49% of the combined voting power of our Common Stock and Class B Stock. Because of our dual-class structure, Crude Carriers Investments Corp. may be able to significantly influence matters submitted to our shareholders for approval even if it and its affiliates come to own significantly less than 50% of the aggregate number of outstanding shares of our Common Stock and Class B Stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors will have authority, without any further vote or action by our shareholders, to issue up to 100 million shares of “blank check” preferred stock. Our board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and might harm the market price of our Common Stock. We have no current plans to issue any shares of preferred stock.

Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms beginning upon the expiration of the initial term for each class. Approximately one-third of our board of directors is elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for up to two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated bylaws will require parties other than the board of directors to give advance written notice of nominations for the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Our amended and restated bylaws provide that shareholders are required to give us advance notice of any person they wish to propose for election as a director at an annual general meeting if that person is not proposed by our board of directors. These advance notice provisions provide that the shareholder must have given written notice of such proposal not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting.

Our shareholders may not call special meetings for the purpose of electing directors except in lieu of an annual meeting as discussed above or to replace a director being removed by the shareholders. Our amended and restated articles of incorporation provide that any director or our entire board of directors may be removed at any time, solely for cause, by the affirmative vote of the holders of 66 2/3% or more

Description of capital stock

of the total voting power of our outstanding capital stock or by a majority of the entire board of directors.

Limited Actions by Shareholders

Our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or as otherwise permitted by the BCA. Our amended and restated bylaws provide that, subject to certain limited exceptions, only our Chairman or Chief Executive Officer, in either case at the direction of the board of directors, may call special meetings of our shareholders, and the business transacted at the special meeting will be limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual general meeting.

Amendments to the Articles of Incorporation

Article VI of our amended and restated articles of incorporation provides, among other things, for the election, removal and classification of our directors, and may only be repealed or amended by a vote of 66 2/3% or more of the total voting power of our outstanding capital stock.

Bylaw Amendments

Our amended and restated bylaws may only be repealed or amended by a vote of 66 2/3% or more of the total voting power of our outstanding capital stock. In light of the voting rights of our Class B Stock, any amendments to our bylaws will likely require the approval of Crude Carriers Investment Corp.

TRANSFER AGENT

The registrar and transfer agent for our Common Stock will be BNY Mellon Shareowner Services.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs will be governed by our amended and restated articles of incorporation, our amended and restated bylaws and the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law.

The following table provides a comparison between statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held in or outside of the Marshall Islands	May be held in or outside of Delaware.

Notice:	Notice:

•     Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.
• Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof.	Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at

Marshall Islands	Delaware

which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one- third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.	Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number of directors shortens the term of any incumbent director.

Dissenter’s Rights of Appraisal

Shareholders have a right to dissent from any plan of merger or consolidation or sale or exchange of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference; or

Marshall Islands	Delaware

• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares; or

• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.

Attorneys’ fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of our Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of our Common Stock and could impair our ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon completion of this offering, we will have shares of Common Stock and shares of Class B Stock outstanding. Of these shares, the Common Stock sold in the offering will be freely transferable in the United States without restriction under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of our Common Stock may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which are summarized below, or another SEC rule.

Upon the completion of this offering, Crude Carriers Investments Corp. will own shares of Class B Stock. These shares may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. Our shares of Common Stock held by Crude Carriers Investments Corp. or its affiliates will be subject to the underwriters’ lock-up agreement as described below.

Prior to or at the closing of this offering, we will enter into a registration rights agreement with Crude Carriers Investments Corp., pursuant to which we will grant it and its affiliates, the right, under certain circumstances and subject to certain restrictions, to require us, following the first anniversary of this offering, to register under the Securities Act any Common Stock, including Common Stock issuable upon conversion of Class B Stock, owned by Crude Carriers Investments Corp. or its affiliates. Please read “Certain Relationships and Related-Party Transactions—Registration Rights.”

RULE 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our Common Stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our Common Stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our Common Stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

➢	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

➢	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our Common Stock for at least six months, including the holding period of any prior owner other than

Shares eligible for future sale

one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our Common Stock then outstanding, which will equal approximately 135,000 shares immediately after this offering; and

➢	the average weekly trading volume in our Common Stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

LOCK-UP AGREEMENTS

In connection with this offering, we, Crude Carriers Investments Corp., and each of our officers and directors, including nominees for directors, have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our Common Stock or securities convertible into or exchangeable for shares of Common Stock, for a period of at least 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. Please read “Underwriting—No Sales of Similar Securities.”

MARSHALL ISLANDS TAX CONSIDERATIONS

The following discussion is based on the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands and is applicable only to persons who do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we do not, and we do not expect that we or any of our future subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because we anticipate that all documentation related to any offerings pursuant to this prospectus will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of Common Stock, and you will not be required by the Republic of The Marshall Islands to file a tax return related to the shares of Common Stock.

It is the responsibility of each stockholder to investigate the legal and tax consequences, under the laws of the pertinent jurisdictions, including the Republic of The Marshall Islands, of its investment in us. Accordingly, each stockholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of it.

United States federal income tax considerations

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a U.S. Holder or a Non-U.S. Holder, as defined below, with respect to our Common Stock. To the extent it relates to United States federal income tax matters, and subject to the qualifications, exceptions, assumption and limitations contained in the discussion, it is the opinion of Sullivan & Cromwell LLP, United States federal income tax counsel to us. This discussion does not purport to address the tax consequences of owning our Common Stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our Common Stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons who own, actually or under applicable constructive ownership rules, 10% or more of our Common Stock, dealers in securities or currencies and U.S. Holders whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion deals only with holders who purchase Common Stock in connection with this offering and hold the Common Stock as a capital asset. Moreover, this discussion is based on laws, regulations and other authorities in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of our Common Stock.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our Common Stock that is, for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) a domestic corporation, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if either (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a partnership holds Common Stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership holding our Common Stock, you are encouraged to consult your tax advisor. A beneficial owner of our Common Stock (other than a partnership) that is not a U.S. person for United States federal income tax purposes is referred to below as a “Non-U.S. Holder.”

TAXATION OF OPERATING INCOME: IN GENERAL

Unless exempt from United States federal income taxation, a foreign corporation is subject to United States federal income tax in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, collectively referred to as “shipping income,” to the extent that the shipping income is derived from sources within the United States.

For these purposes, shipping income attributable to transportation that begins or ends, but that does not both begin and end, in the United States, which we refer to as “U.S. source international shipping income,” will be considered to be 50% derived from sources within the United States.

No portion of shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be derived from sources within the United States. Such shipping income will not be subject to any United States federal income tax.

United States federal income tax considerations

Shipping income attributable to transportation exclusively between U.S. ports will be considered to be 100% derived from U.S. sources. However, due to prohibitions under U.S. law, we do not anticipate engaging in the transportation of cargo that would produce 100% U.S. source shipping income.

Unless exempt from tax under Section 883 of the Code (or “effectively connected” with the conduct of a U.S. trade or business, as described below), 50% of our gross U.S. source international shipping income generally would be subject to a 4% tax imposed without allowance for deductions.

EXEMPTION OF OPERATING INCOME FROM UNITED STATES FEDERAL INCOME TAXATION

Under Section 883 of the Code and the related regulations, a foreign corporation will be exempt from United States federal income taxation on its U.S. source international shipping income if:

(a) it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883, and to which we refer as the “Country of Organization Test”; and

(b) either:

(1) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders, which includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”;

(2) one or more classes of its stock representing, in the aggregate, more than 50% of the combined voting power and value of all classes of its stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the United States, to which we refer as the “Publicly Traded Test”; or

(3) it is a “controlled foreign corporation” and it satisfies an ownership test to which, collectively, we refer as the “CFC Test.”

The Marshall Islands, the jurisdiction where we are incorporated, has been officially recognized by the IRS as a qualified foreign country that currently grants the requisite equivalent exemption from tax in respect of each category of shipping income we expect to earn in the future. Therefore, we will satisfy the Country of Organization Test and will likely be exempt from U.S. federal income taxation with respect to our U.S. source international shipping income if we are able to satisfy any one of the 50% Ownership Test, the Publicly Traded Test or the CFC Test.

The regulations under Section 883 provide, in pertinent part, that a corporation will meet the Publicly Traded Test if one or more classes of stock of a foreign corporation representing, in the aggregate, more than 50% of the combined voting power and value of all classes of stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the United States. A class of stock will be considered to be “primarily traded” on an established securities market in a country if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such stock that are traded during that year on established securities markets in any other single country.

Under the regulations, a class of stock will be considered to be “regularly traded” on an established securities market if (a) such class of stock is listed on such market, (b) such class of stock is traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year, and (c) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year. The

United States federal income tax considerations

regulations provide that the trading frequency and trading volume tests will be deemed satisfied if a class of stock is regularly quoted by dealers making a market in such stock.

The regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the outstanding shares of such class of stock, to which we refer as the “Five Percent Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of a class of stock, or “5% shareholders,” the regulations permit a company to rely on Schedule 13G and Schedule 13D filings with the SEC to identify its 5% shareholders. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for these purposes.

Since we expect that our Common Stock will only be traded on the NYSE, which is considered to be an established securities market, we expect that our Common Stock will be deemed to be “primarily traded” on an established securities market. In addition, as the voting power of the Class B Stock constitutes not more than 49% of the total voting power of all classes of stock, upon the closing of this offering, we expect that our Common Stock will represent more than 50% of the combined voting power and value of all classes of our stock. We do not expect that the Five Percent Override Rule would apply to our Common Stock because the voting rights of any 5% shareholder other than Crude Carriers Investments Corp. are limited to a 4.9% voting interest in us regardless of how many shares of Common Stock are held by that 5% shareholder. Furthermore, we believe we will meet the trading volume requirements described previously because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States, where, as we expect will be the case for our Common Stock, the class of equity is regularly quoted by dealers who regularly and actively make offers, purchases and sales of such equity to unrelated persons in the ordinary course of business. In addition, the voting rights of Crude Carriers Investments Corp. and related parties are limited to a 49% voting interest regardless of how many shares of Common Stock it actually owns, unless a sufficient number of shareholders of Crude Carriers Investments Corp. and related parties meet certain requirements that would permit us to avoid the application of the Five Percent Override Rule.

We therefore expect that our Common Stock will be considered to be “primarily and regularly traded on an established securities market” and that we and each of our corporate subsidiaries in which we own more than 50% of the value of the outstanding stock and that is organized in a qualifying foreign country will therefore qualify for the Section 883 tax exemption. There can, however, be no assurance in this regard. Should any of the facts described above cease to be correct, our and these subsidiaries’ ability to qualify for the Section 883 tax exemption will be compromised.

TAXATION IN ABSENCE OF SECTION 883 EXEMPTION

If we do not qualify for exemption under Section 883 as described above, 50% of our gross U.S. source international shipping income will be subject to a 4% tax, without allowance for deductions, unless such income is effectively connected with the conduct of a U.S. trade or business (“effectively connected income”), as described below. We do not currently anticipate that a significant portion of our shipping income will be U.S. source international shipping income, though there can be no assurance in this regard.

To the extent our U.S. source international shipping income or any other income we may have is considered to be effectively connected income, as described below, any such income, net of applicable

United States federal income tax considerations

deductions, would be subject to the United States federal corporate income tax, currently imposed at rates of up to 35%. In addition, we may be subject to a 30% “branch profits” tax on such income, and on certain interest paid or deemed paid attributable to the conduct of such trade or business.

Our U.S. source international shipping income would be considered effectively connected income only if:

➢	we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S. source international shipping income; and

➢	substantially all of our U.S. source international shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have either a fixed place of business in the United States or any vessel sailing to or from the United States on a regularly scheduled basis. Based on the expected mode of our future shipping operations and other activities, we believe that none of our shipping income will constitute effectively connected income. However, the nature and extent of our operations are subject to change, and there can be no assurance that some of our shipping income will not constitute effectively connected income. We may also from time to time generate non-shipping income that may be treated as effectively connected income.

UNITED STATES TAXATION OF GAIN ON SALE OF VESSELS

Provided we qualify for exemption from tax under Section 883 in respect of our shipping income, gain from the sale of a vessel likewise should be exempt from tax under Section 883. If, however, our shipping income does not, for whatever reason, qualify for exemption under Section 883, then such gain could be treated as effectively connected income (determined under rules different from those discussed above) and subject to the net income and branch profits tax regime described above.

UNITED STATES FEDERAL INCOME TAXATION OF U.S. HOLDERS

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our Common Stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our Common Stock, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Amounts taxable as dividends generally will be treated as income from sources outside the United States and will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Dividends paid on our Common Stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable

United States federal income tax considerations

to such U.S. Non-Corporate Holder at a maximum tax rate of 15% (for payments made in taxable years beginning before January 1, 2011), provided that (a) the Common Stock is readily tradable on an established securities market in the United States (such as the NYSE, on which we expect our Common Stock will be traded); (b) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe will be the case); (c) the U.S. Non-Corporate Holder’s holding period of the Common Stock includes more than 60 days in the 121-day period beginning 60 days before the date on which the Common Stock becomes ex-dividend; and (d) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that (a) any dividends paid on our Common Stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, or (b) the preferential rate on dividends will not be repealed or extended prior to the scheduled expiration date or expire on such date. Any dividends we pay out of earnings and profits which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of our Common Stock—paid by us. If we pay an “extraordinary dividend” on our Common Stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such Common Stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other taxable disposition of our Common Stock in an amount equal to the difference between the amount realized by the U.S. Holder from such disposition and the U.S. Holder’s tax basis in such stock. Capital gain of a U.S. Non-Corporate Holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Stock, either:

➢	75% or more of our gross income for the taxable year consists of “passive income” (generally including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury regulations); or

➢	at least 50% of our assets for the taxable year (averaged over the year and generally determined based upon value) produce or are held for the production of passive income.

If we would otherwise be a PFIC in our “start-up year” (defined as the first taxable year we earn gross income) as a result of a delay in purchasing vessels with the proceeds of the offering (or generally for any other reason), we will not be treated as a PFIC in that taxable year, provided that (a) no predecessor corporation was a PFIC, (b) it is established to the IRS’s satisfaction that we will not be a PFIC in either of the two succeeding taxable years, and (c) we are not, in fact, a PFIC for either succeeding taxable year. We will attempt to conduct our affairs in a manner so that, if applicable, we will satisfy the start-up year exception, but we cannot assure you that we will so qualify.

United States federal income tax considerations

For purposes of these tests, income derived from the performance of services does not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. Based on our planned operations and future projections, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat our income from the spot charter and time charter of vessels as services income, rather than rental income. Accordingly, we believe that such income does not constitute passive income, and that the assets that we own and operate in connection with the production of that income, primarily our vessels, do not constitute passive assets for purposes of determining whether we are a PFIC, at least to the extent that they generate income that is not passive.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Moreover, in a recent case not concerning PFICs, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that a vessel time charter at issue generated predominantly rental income rather than services income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should have been treated as services income. Moreover, Tidewater analyzed time charters, while we anticipate that a significant portion of our income will be generated from spot charters.

No assurance, however, can be given that the IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, because there are uncertainties in the application of the PFIC rules, because the PFIC test is an annual test, and because, although we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of our operations in future years, there can be no assurance that we will not become a PFIC in any taxable year.

If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), each U.S. Holder who is treated as owning our stock for purposes of the PFIC rules would be liable to pay United States federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions (generally the portion of any distributions received by the U.S. Holder on our Common Stock in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Common Stock) and on any gain from the disposition of our Common Stock, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. Holder’s holding period of our Common Stock.

The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. Holder who has made a timely “qualified electing fund” (“QEF”) election. Instead, each U.S. Holder who has made a timely QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, regardless of whether we have made any distributions of the earnings or gain. The U.S. Holder’s basis in our Common Stock will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis of the Common Stock and will not be taxed again once distributed. A U.S. Holder making a QEF election would generally recognize capital gain or loss on the sale, exchange or other disposition of our Common Stock. If we determine that we are a PFIC for any taxable year, we intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

Alternatively, if we were to be treated as a PFIC for any taxable year and provided that our Common Stock is treated as “marketable,” which we believe will be the case, a U.S. Holder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the Common Stock at the close of any taxable year over the U.S. Holder’s adjusted tax basis in the Common Stock is included in the U.S. Holder’s income as ordinary income. These amounts of ordinary

United States federal income tax considerations

income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the Common Stock is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Holder included in income in prior years. A U.S. Holder’s tax basis in our Common Stock would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of our Common Stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our Common Stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

A U.S. Holder who holds our Common Stock during a period when we are a PFIC generally will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Holder’s holding of our Common Stock, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a mark-to-market or QEF election. U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including as to the advisability of choosing to make a QEF or mark-to-market election.

UNITED STATES FEDERAL INCOME TAXATION OF NON-U.S. HOLDERS

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us on our Common Stock unless the income is effectively connected income (and the dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States if that is required by an applicable income tax treaty).

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our Common Stock, unless either:

➢	the gain is effectively connected income (and the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States if that is required by an applicable income tax treaty); or

➢	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Effectively connected income will generally be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. Holders, unless exempt under an applicable income tax treaty. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders may be subject to tax in jurisdictions other than the United States on dividends received from us on our Common Stock and on any gain realized upon the sale, exchange or other disposition of our Common Stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

In general, payments of distributions on our Common Stock that are made within the United States, and the proceeds of a disposition of our Common Stock that is effected at a United States office of a broker will be subject to United States federal income tax information reporting requirements if you are a Non-Corporate U.S. Holder. Such payments may also be subject to United States federal backup withholding tax if you are a Non-Corporate U.S. Holder and you:

➢	fail to provide us with an accurate taxpayer identification number;

United States federal income tax considerations

➢	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

➢	fail to comply with applicable certification requirements.

A Non-U.S. Holder that receives distributions on our Common Stock within the United States or sells our Common Stock through the United States office of a broker will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption.

Information reporting and backup withholding will generally not apply to payments of proceeds from a disposition of our Common Stock if the Common Stock is sold through the non-U.S. office of a non-U.S. broker and the proceeds are paid outside the United States. However, information reporting (but not backup withholding) will apply to a payment of proceeds, even if that payment is made outside the United States, stemming from a sale of our Common Stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Underwriting

We are offering the shares of our Common Stock described in this prospectus through the underwriters named below. UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are the joint book-running managers of this offering and representatives of the underwriters. We have entered into an underwriting agreement with the representatives, on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of Common Stock listed next to its name in the following table.

Number of
Underwriters	Shares

UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Nordea Bank Norge ASA
Oppenheimer & Co. Inc.
Cantor Fitzgerald & Co.
Pareto Securities Inc.
RS Platou Markets AS
ING Financial Markets LLC
Total	13,500,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our Common Stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our Common Stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our Common Stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 2,025,000 additional shares of our Common Stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount up to

Underwriting

$      per share from the initial public offering price. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters. Nordea Bank Norge ASA and RS Platou Markets AS are not U.S. registered broker-dealers and, pursuant to the underwriting agreement, will effect offers and sales solely outside of the United States or within the United States to the extent permitted by Rule 15a-6 under the Exchange Act and in compliance with state securities laws. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional 2,025,000 shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

The underwriters have agreed to reimburse us for certain of our expenses in connection with this offering.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and Crude Carriers Investments Corp. have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our Common Stock, Class B Stock or securities convertible into or exchangeable or exercisable for our Common Stock or Class B Stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. However, if:

➢	during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

➢	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180-day lock-up period,

then the 180-day lock-up period shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs. At any time and without public notice, UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC may, in their sole discretion, release some or all of the securities from these lock-up agreements.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

We have been cleared to apply to list our Common Stock on the NYSE under the trading symbol “CRU”.

Underwriting

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Common Stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Common Stock while this offering is in progress. These transactions may also include making short sales of our Common Stock, which involve the sale by the underwriters of a greater number of shares of Common Stock than they are required to purchase in this offering and purchasing shares of Common Stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our Common Stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects and the history of and prospects for the industry in which we compete;

➢	an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

Underwriting

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

AFFILIATIONS

The underwriters and their affiliates may from time to time perform investment banking, commercial banking, advisory and other financial services for us and our affiliates for which they may in the future receive customary fees and commissions. Pursuant to the signed commitment letter we have entered into, Nordea Bank Finland Plc, London Branch, an affiliate of Nordea Bank Norge ASA, will be the lead arranger, a lender, the facility agent and the security trustee under our $100 million revolving credit facility.

SELLING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts; or

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Underwriting

United Kingdom

This prospectus is only being distributed to and is only directed at (a) persons who are outside the United Kingdom, (b) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (c) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “relevant persons.” The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Switzerland

Our securities may not and will not be publicly offered, distributed or re-distributed in or from Switzerland, and neither this prospectus nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (b) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with

Underwriting

the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (a) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) where the transfer is by operation of law.

Japan

Our securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the securities has been prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than a wholesale client.

Underwriting

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our Common Stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$22,138.65
Printing Expenses	110,000
Legal Fees and Expenses	1,000,000
Accountants’ Fees and Expenses	300,000
NYSE Listing Fee	27,500
FINRA Filing Fee	31,550
Blue Sky Fees and Expenses	50,000
Transfer Agent’s Fees and Expenses	30,000

Other Fees and Expenses	200,000

Total	$1,771,188.65

LEGAL MATTERS

The validity of the shares of our Common Stock and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon by Watson, Farley & Williams (New York) LLP. Certain United States federal income tax matters will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain matters with respect to this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, London, England. Cravath, Swaine & Moore LLP has from time to time represented, and may continue to represent, Capital Maritime and certain of its affiliates in connection with certain legal matters.

EXPERTS

The balance sheet of Crude Carriers Corp. at December 31, 2009 and the financial statements of Cooper Consultants Co. (the subsidiary of Capital Maritime that currently owns the Initial Suezmax) as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 included in this Prospectus have been audited by Deloitte. Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their reports appearing herein. Such balance sheets and financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The sections in this prospectus entitled “The International Tanker Industry” and the statistical and graphical information contained therein, and “Glossary of Shipping Terms,” and in any other instance where CRSL has been identified as the source of information included in this prospectus, have been reviewed by CRSL, which has confirmed to us that they accurately describe the international tanker shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of CRSL filed as an exhibit to the Registration Statement on Form F-1 under the Securities Act of which this prospectus is a part.

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Common Stock offered by this prospectus. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. However, as a foreign private issuer, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and the provisions of Regulation FD aimed at preventing issuers from making selective disclosure of material non-public information, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. For instance, we will not be required under the Exchange Act to file with the SEC quarterly reports on Form 10-Q or current reports on Form 8-K. We intend to furnish or make available to our shareholders annual reports containing our audited consolidated financial statements prepared in conformity with U.S. GAAP, and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions with our Manager or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our Manager or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

TANKER SHIPPING INDUSTRY DATA

The statistical and graphical information we use in this prospectus has been compiled by CRSL from its database. CRSL compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Aframax.  A medium size crude oil tanker of approximately 80,000 to 120,000 deadweight tons. Because of their size, Aframaxes are able to operate on many different routes, including from Latin America and the North Sea to the U.S. They are also used in Lightering. Modern Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil.

Annual survey.  The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Available days.  The total days that a vessel is available for employment, net of off-hire days associated with major repairs, upgrades, drydockings or special or intermediate surveys.

Ballast Voyage.  A voyage during which the vessel is not laden with cargo.

Bareboat charter.  A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel-operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are for the charterer’s account. The owner of the vessel receives monthly charter hire payments on a U.S. dollar per day basis and is responsible only for the payment of capital costs related to the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Brokerage commission.  Commission payable by the shipowner to the broker, expressed as a percentage of the freight or hire. It is part of the charterparty.

Bunkers.  Fuel burned in a vessel’s engines.

Charter.  The hire of a vessel for the transportation of a cargo. The contract for a charter is commonly called a “charterparty.”

Charterer.  The party that hires a vessel under the charterparty.

Charterhire.  A sum of money paid to the shipowner by a charterer for the use of a vessel. Charterhire paid under a voyage charter is also known as “freight.”

Classification society.  An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel’s registry and the international conventions of which that country is a signatory. A vessel that receives its certification is referred to as being “in-class.”

CLC.  International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended.

COFR.  Certificates of financial responsibility sufficient to meet potential liabilities under OPA and CERCLA, which owners and operators of vessels must establish and maintain with the United States Coast Guard.

Contract of affreightment.  A contract of affreightment (“CoA”) relates to the carriage of multiple cargoes over the same route and enables the CoA holder to nominate different vessels to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the CoA, which usually spans a number of years. All of the ship’s costs are borne by the shipowner. Freight normally is agreed on a U.S. dollar-per-ton basis.

Document of compliance.  A document issued to a company which certifies that it complies with the requirements of the ISM Code.

Glossary of shipping terms

Commercial Management or Commercially Managed.  The management of the employment, or chartering, of a vessel and associated functions, including seeking and negotiating employment for vessels, billing and collecting revenues, issuing voyage instructions, purchasing fuel, and appointing port agents.

Commercial Pool.  A commercial pool is a group of similar size and quality vessels with different shipowners that are placed under one administrator or manager. Pools allow for scheduling and other operating efficiencies such as multi-legged charters and Contracts of Affreightment and other operating efficiencies.

Double-hull.  Hull construction design by which a ship has an inner and outer hull, separated by void space, usually several feet in width.

Double-bottom.  Hull construction design by which a ship has an inner and outer hull only at the bottom of the vessel.

Double-side.  Hull construction design by which a ship has an inner and outer hull only on both vertical sides of the vessels’ hull.

Drydocking.  The removal of a vessel from the water for inspection and repair of those parts of a vessel which are below the water line. During drydockings, which are required to be performed periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings are generally required once every 30 months or twice every five years, one of which must be a special survey.

Dwt.  Deadweight ton, which is a unit of a vessel’s carrying capacity, including cargo, fuel, oil, water, stores and crew measured in metric tons of 1,000 kilograms.

Fix.  A shipping industry term for arranging the charter of a vessel.

Flag state.  The country where a vessel is registered.

Freight.  A sum of money paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump-sum amount.

GAAP.  Accounting principles generally accepted in the United States.

General and administrative expenses.  General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs.

Gross ton.  A unit of the volume of a ship’s enclosed spaces measured to the outside of the hull framing.

H&M.  Hull and machinery insurance.

HELCOM.  The Helsinki Commission, which governs safety regulations in the Gulf of Finland.

Hire rate.  The agreed sum or rate to be paid by the charterer for the use of the vessel; usually paid in $/day.

Hull.  Shell or body of a ship.

IMO.  International Maritime Organization, a U.N. agency that establishes international standards for shipping.

Intermediate survey.  The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each special survey.

Glossary of shipping terms

ISM Code.  International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel owners to obtain a safety management certification for each vessel they manage.

ISPS.  International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to ships and ports.

MARPOL.  The International Convention for the Prevention of Pollution from Ships.

Modern vessel.  A general term that typically describes a vessel up to five years old.

Newbuilding.  A new vessel under construction or just completed.

Off-hire.  The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled. Charterhire is generally not paid during off-hire periods. This is usually agreed in the charterparty. If the off-hire period is subject to dispute then resolutions are usually met through arbitration panels.

Oil products.  The resulting product recovered in an oil refinery at the various stages of processing crude oil, such as fuel oil, diesel and gasoil, kerosene and gasoline.

OPA.  The U.S. Oil Pollution Act of 1990, as amended.

Operating costs.  The costs of operating the vessels, including crewing costs, insurance, repairs and maintenance, stores, spares, lubricants and miscellaneous expenses (but excluding capital costs, interest and voyage costs).

Operating days.  The days a vessel is in operation for a period, measured by subtracting idle days from available days.

Panamax.  Panamax vessels have a carrying capacity of approximately 60,000 to 80,000 deadweight tons. Modern Panamaxes generally transport approximately 490,000 barrels of crude oil or refined oil products mostly on regional trades and short-to-medium haul worldwide trades.

Protection and indemnity (P&I) insurance.  Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, such as oil pollution, cargo damage, crew injury or loss of life, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping.  The sale of a vessel as scrap metal.

Short-term charter.  A charter for a term less than two years.

Single Hull.  Hull construction design by which a ship has a single hull separating the cargo from the ocean.

Sister ships.  One or more vessels of the same or similar specifications typically built at the same shipyard.

SOLAS.  International Convention for Safety of Life at Sea, which provides, among other things, rules for the construction and equipment of commercial vessels.

Special survey.  The inspection of a vessel by a classification society surveyor that takes place every four to five years, as part of the recertification of the vessel by the classification society.

Spot charter.  Generally refers to a voyage charter or a trip charter (see separate definitions), which generally last from 10 days to three months. Under both types of spot charters, the shipowner would

Glossary of shipping terms

pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, and for commissions on gross revenues. The shipowner would also be responsible for each vessel’s intermediate and special survey costs. Under a timecharter agreement the charterer is responsible for the payment of voyage and operating expenses.

Spot market.  The market for a vessel for single voyages.

Suezmax.  A large crude oil tanker of approximately 120,000 to 200,000 deadweight tons. Modern Suezmaxes can generally transport about one million barrels of crude oil.

Tanker vessel.  A vessel designed to carry liquid cargoes in specially designed cargo tanks, fitted with all the necessary equipment to safely load, transport and discharge same into land or off shore terminals or other vessels.

Time Charter Equivalent Rate (“TCE”).  Shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts. TCE is expressed as U.S. dollars per day rate and is calculated as voyage revenues less voyage expenses divided by the number of voyage days.

Time charter.  A charter under which the vessel owner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner receives semi-monthly charterhire payments on a U.S. Dollar-per-day basis and is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. Under time charters, including trip time charters, the charterer pays voyage expenses such as port and canal costs and bunkers.

Trip charter or short time charter.  A time charter for a trip to carry a specific cargo from a delivery point via load and discharge ports to a redelivery point.

Vessel operating expenses.  The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lube oil and spare part costs, and repair and maintenance costs. Vessel operating expenses exclude fuel costs, port expenses, agents’ fees, canal dues and extra war risk insurance premiums, as well as commissions, which are included in “voyage expenses.”

Vessel utilisation.  The percentage of time that vessels are available for revenue generating days, determined by dividing operating days by available days for the relevant period.

VLCC.  VLCC is the abbreviation for Very Large Crude Carrier, a large crude oil tanker of approximately 200,000 to 320,000 deadweight tons. Modern VLCCs can generally transport two million barrels or more of crude oil. These vessels are mainly used on the longest (long haul) routes from the Arabian Gulf to North America, Europe, and Asia, and from West Africa to the U.S. and Far Eastern destinations.

Voyage charter.  A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Owners are also responsible for any positioning movement costs. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. dollar-per-ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

Glossary of shipping terms

Voyage expenses.  Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunkers) costs, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions.

Worldscale 100.  Worldscale Association, a tanker shipping industry group, publishes a lengthy schedule of rates for popular tanker voyages. The printed figures, called Worldscale 100’s, reflect application of tanker operating cost assumption to the ports and distance/steaming time on route. These “flat rates” appear in U.S. dollars per ton of cargo. Shipowners and spot charterers usually negotiate the hire price of a tanker as a percentage of Worldscale 100 for the voyage involved.

Crude Carriers Corp.

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Crude Carriers Corp.:

We have audited the accompanying balance sheet of Crude Carriers Corp. (the “Company”) as of December 31, 2009, and the related statements of income, stockholder’s equity, and cash flow for the period from October 29, 2009 (inception) to December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Crude Carriers Corp. as of December 31, 2009, and the results of its operations and its cash flows for the period from October 29, 2009 (inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.

Athens, Greece
March 1, 2010

Crude Carriers Corp.

Balance sheet

As of
December 31, 2009

(In United States dollars)

Assets
Current assets
Cash and cash equivalents	$175
Total current assets	175

Other non-current assets
Deferred charges (Note 2)	294,725
Total non-current assets	294,725

TOTAL ASSETS	$294,900

Liabilities and stockholder’s equity
Current liabilities
Due to related parties (Note 3)	$26,800
Accrued Liabilities (Note 4)	268,000

Total current liabilities	294,800

Total liabilities	294,800

Stockholder’s equity
Capital stock, $1.00 par value per share; 100 shares issued and outstanding	100
Total stockholder’s equity	100

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$294,900

The accompanying notes are an integral part of these financial statements.

Crude Carriers Corp.

Statement of income

For the period from
October 29, 2009
(inception) to
December 31, 2009

(In United States dollars)

Revenues	$—

Expenses:
Voyage expenses	—
Vessel operating expenses	—
Vessel operating expenses—related party	—
General and administrative expenses	—
Vessel depreciation	—
Operating income	$—

Other income (expense), net:
Interest expense and finance cost	—
Interest income	—
Foreign currency loss, net	—

Total other (expense), net	—

Net income	$—

The accompanying notes are an integral part of these financial statements.

Crude Carriers Corp.

Statement of stockholders’ equity

	CAPITAL STOCK
	Number		Additional		Total
	of		paid-in	Retained	Stockholder’s
	Shares	Par Value	capital	Earnings	Equity

	(In United States dollars)

Balance at October 29, 2009 (Inception)	—	—	—	—	—
Issuance of capital stock	100	$100	—	—	$100

Balance at December 31, 2009	100	$100	$—	$—	$100

The accompanying notes are an integral part of these financial statements.

Crude Carriers Corp.

Statement of cash flows

For the period from
October, 29
(inception) to
December 31, 2009

(In United States dollars)

Cash flows from operating activities:
Net income	$—
Cash flows from financing activities:
Advances from related party	26,800
Payment of offering expenses	(26,725)
Issuance of capital stock by Crude Carriers Investments Corp.	100
Net cash provided by financing activities	175

Net increase in cash and cash equivalents	175
Cash and cash equivalents at beginning of the period	—

Cash and cash equivalents at end of period	$175

Non-Cash in Financing Activities
Accrued offering expenses	268,000

The accompanying notes are an integral part of these financial statements.

Crude Carriers Corp.

Notes to financial statements

(In United States dollars)

1.	Nature of Operations

Crude Carriers Corp. (the “Company”) was formed on October 29, 2009, under the laws of the Republic of The Marshall Islands, and is a wholly owned subsidiary of Crude Carriers Investments Corp. The Company was formed to own and employ tanker vessels with an emphasis in the spot market. The spot market represents immediate chartering of a vessel, usually for single voyages. As of December 31, 2009, Crude Carriers Investments Corp. owns 100% of the capital stock of the Company. The authorized capital stock of the Company consists of 100 shares of capital stock, par value $1.00 per share, all of which have been issued to Crude Carriers Investments Corp.

2.	Significant Accounting Policies

(a) Basis of Presentation: The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

(b) Deferred charges: Deferred charges consist of fees in connection with the Company’s initial public offering.

3.	Transactions with Related Parties

The Company had related party transactions with Crude Carriers Investments Corp. due to funds that were received for paying expenses in connection with the Company’s initial public offering.

4.	Accrued Liabilities

Accrued liabilities represent costs incurred in connection with the Company’s initial public offering that have not been paid.

5.	Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

6.	Subsequent Events

Subsequent events have been evaluated through March 1, 2010, the date of issuance of these financial statements.

(a)	Credit Facility

On February 5, 2010 the Company has signed a commitment letter with a syndicate of financial institutions including Nordea Bank Finland Plc, London Branch for a $100,000,000 senior secured credit facility. The Company’s ability to borrow amounts under the credit facility will be subject to the execution of customary documentation which must be completed no later than March 31, 2010, satisfaction of certain customary conditions precedent and compliance with terms and conditions

Notes to financial statements

included in the loan documents. The funds available from this credit facility may be used by the Company to fund part or the whole of future vessel acquisitions provided that the ratio of the aggregate amount of outstanding loan divided by the fair market value of the collateral vessels shall not exceed 40%. The credit facility shall be repaid with the proceeds from a secondary offering within nine months of such drawdown. The credit facility has a final maturity date of the fifth anniversary of the date the Company enters into the credit facility, which is expected to be the date of the closing of the offering.

This credit facility bears interest at a rate of 3% over US LIBOR and is payable quarterly. Loan commitment and ticking fees are calculated at 1.00% and 0.60% p.a. respectively on any undrawn amount and are paid quarterly. Borrowings under this credit facility are jointly and severally secured by the vessel-owning companies of the collateral vessels. The credit facility also contains customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses, the Minimum Liquidity and the Minimum Equity ratio.

(b)	Share Purchase Agreements

On March 1, 2010 the Company entered into the following share purchase agreements with Capital Maritime & Trading Corp. (“CMTC”) for:

➢	the acquisition of the shares of Cooper Consultants Co., the vessel owning company of the M/T Miltiadis M II, a modern, 2006-built Suezmax crude tanker (the “Initial Suezmax”), for a total consideration of $71,250,000. The acquisition of the shares of Cooper Consultants Co. by the Company, shall take place on the consummation of the Initial Public Offering (“IPO”) of the Company on the New York Stock Exchange. The M/T Miltiadis M II will be transferred to the Company at historical cost of CMTC at the date of transfer and the difference between the acquisition price and the vessel’s net book value, will be recorded in the Company’s stockholders’ equity. All assets and liabilities of the vessel-owning company of M/T Miltiadis M II except the vessel and necessary permits will be retained by CMTC.

➢	the acquisition of the shares of Alexander The Great Carriers Corp., the vessel owning company of a new building motor tanker currently under construction by Universal Shipbuilding Corporation in Japan bearing hull number S093 (“Hull S093”). The total acquisition cost is $96,500,000 and up to date the vessel owning subsidiary of Hull S093 had paid advances of $19,300,000 towards this hull. The remaining amount of $77,200,000 will be paid to the shipyard upon the delivery of the vessel in March 2010. The acquisition of the shares of Alexander The Great Carriers Corp. by the Company shall take place on the consummation of the Company’s IPO on the New York Stock Exchange and on the same time Crude Carriers Corp. has to remit to CMTC the amount of $19,300,000 which represents the advances that CMTC paid to the shipyard toward this hull.

➢	the acquisition of the shares of Achilleas Carriers Corp., the vessel owning company of a new building motor tanker currently under construction by Universal Shipbuilding Corporation in Japan bearing hull number S094 (“Hull S094”). The total acquisition cost is $96,500,000 and up to date the vessel owning subsidiary of Hull S094 had paid advances of $19,300,000 towards this hull. The remaining amount of $77,200,000 will be paid to the shipyard upon the delivery of the vessel in June 2010. The acquisition of the shares of Achilleas Carriers Corp. by the Company shall take place on the consummation of the Company’s IPO on the New York Stock Exchange and on the same time Crude Carriers Corp. has to remit to CMTC the amount of $19,300,000 which represents the advances that CMTC paid to the shipyard toward this hull.

(c)	Amendment and restatement of the articles of incorporation and equity incentive plan

Notes to financial statements

On March 1, 2010 an amendment and restatement to the articles of incorporation of the Company has been adopted. According to this amendment, the Company changed the par value of its Common Stock to US$0.0001 and restated its authorized capital to 1,000,000,000 shares of Common Stock, par value US$0.0001 per share, 100,000,000 shares of Class B Stock, par value US$0.0001 per share, and 100,000,000 shares of preferred stock, par value US$0.0001 per share. The Company’s capital stock of 100 shares issued and outstanding will remain outstanding until the closing of the offering at which time they will be surrendered.

On March 1, 2010 an equity incentive plan has been adopted by the Company. No grants have been awarded nor will be awarded at the IPO under this equity investment plan.

Cooper Consultants Co.

Report of independent registered public accounting firm

To the Board of Directors and Stockholder of
Cooper Consultants Co.:

We have audited the accompanying balance sheets of Cooper Consultants Co. (“Cooper”) as of December 31, 2009 and 2008, and the related statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of Cooper’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Cooper is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Cooper’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cooper Consultants Co. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
January 28, 2010

Cooper Consultants Co.

Balance sheets

	As of	As of
	December 31, 2009	December 31, 2008

	(In thousands of United States
	Dollars, except number of shares)

Assets
Current assets
Cash and cash equivalents	$1	$1
Trade accounts receivable, net of allowance for bad debts of $0 and $301, respectively	1,340	1,589
Due from related parties (Note 3)	1,878	56
Prepayments and other assets	45	83
Inventories	1,411	785
Total current assets	4,675	2,514

Fixed assets
Vessel, net (Note 4)	76,238	79,595

Total fixed assets	76,238	79,595
Other non-current assets
Deferred charges, net	53	65
Total non-current assets	76,291	79,660

TOTAL ASSETS	$80,966	$82,174

Liabilities and stockholder’s equity
Current liabilities
Current portion of related-party long-term debt (Note 3)	$3,161	$3,161
Trade accounts payable	1,344	1,324
Due to related parties (Note 3)	—	1,764
Accrued liabilities (Note 5)	302	341
Total current liabilities	4,807	6,590

Long-term liabilities
Long-term related-party debt (Note 3)	29,299	32,460
Total long-term liabilities	29,299	32,460

Total liabilities	34,106	39,050

Commitments and contingencies (Note 8)
Stockholder’s equity
Common stock (par value $0; 500 shares issued and outstanding at December 31, 2009 and 2008) (Note 6)	—	—
Additional paid-in capital (Note 6)	18,500	18,500
Retained earnings	28,360	24,624
Total stockholder’s equity	46,860	43,124

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$80,966	$82,174

The accompanying notes are an integral part of these financial statements.

Cooper Consultants Co.

Statements of income

	For The Years Ended December 31,
	2009	2008	2007

	(In thousands of United States Dollars)

Revenues	$16,870	$39,166	$24,665

Expenses:
Voyage expenses	6,252	14,317	10,800
Vessel operating expenses	2,457	2,351	2,243
Vessel operating expenses - related party (Note 3)	540	540	270
General and administrative expenses	—	301	—
Vessel depreciation (Note 4)	3,357	3,356	3,356
Operating income	$4,264	$18,301	$7,996

Other income (expense), net:
Interest expense and finance cost	(530)	(1,590)	(3,132)
Interest income	—	1	3
Foreign currency loss, net	2	—	(21)

Total other (expense), net	(528)	(1,589)	(3,150)

Net income	$3,736	$16,712	$4,846

The accompanying notes are an integral part of these financial statements.

Cooper Consultants Co.

Statements of stockholder’s equity

	COMMON STOCK		Additional		Total
	Number of		paid-in	Retained	Stockholder’s
	Shares	Par Value	capital	Earnings	Equity

	(In thousands of United States dollars, except number of shares)

Balance at December 31, 2006	500	—	18,500	3,066	21,566
Net income	—	—	—	4,846	4,846

Balance at December 31, 2007	500	—	18,500	7,912	26,412
Net income	—	—	—	16,712	16,712

Balance at December 31, 2008	500	—	$18,500	$24,624	$43,124

Net income		—	—	3,736	3,736

Balance at December 31, 2009	500	—	$18,500	$28,360	$46,860

The accompanying notes are an integral part of these financial statements.

Cooper Consultants Co.

Statements of cash flows

	For The Years Ended December 31,
	2009	2008	2007

	(In thousands of United States Dollars)

Cash flows from operating activities:
Net income	$3,736	$16,712	$4,846
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	3,357	3,356	3,356
Provision for allowance of bad debts	—	301	—
Amortization of deferred charges	12	14	48
Changes in operating assets and liabilities:
Trade accounts receivable	249	2,235	(2,261)
Due from related parties	(1,822)	(8)	(5)
Prepayments and other assets	38	(21)	(43)
Inventories	(626)	352	(355)
Trade accounts payable	20	(220)	543
Due to related parties	(1,764)	(1,901)	3,146
Accrued liabilities	(39)	39	38
Net cash provided by operating activities	3,161	20,859	9,313

Cash flows from financing activities:
Due to related parties—debt financing	—	(16,903)	16,903
Repayments of related party debt	(3,161)	(3,966)	(26,213)
Net cash (used in) provided by financing activities	(3,161)	(20,869)	(9,310)

Net (decrease) increase in cash and cash equivalents	—	(10)	3
Cash and cash equivalents at beginning of the year	1	11	8

Cash and cash equivalents at end of year	$1	$1	$11

Supplemental Cash Flow Information
Cash paid for interest	$513	$1,596	$3,082

The accompanying notes are an integral part of these financial statements.

Cooper Consultants Co.

Notes to financial statements

(In thousands of United States Dollars)

1.	Basis of Presentation and General Information

The accompanying financial statements of Cooper Consultants Co., the subsidiary of Capital Maritime that currently owns the Initial Suezmax (“Cooper”), have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of Cooper is the United States Dollar.

Cooper, a wholly-owned subsidiary of Capital Maritime & Trading Corp. (“CMTC”), was formed on April 6, 2006 under the laws of the Marshall Islands for the purpose of acquiring a newbuilding double-hull Ice class 1A Suezmax, the M/T Miltiadis M II. The M/T Miltiadis M II was acquired in 2006 as a resale from a third party.

2.	Significant Accounting Policies

(a)  Use of Estimates:  The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b)  Other comprehensive income:  Cooper presents separately comprehensive income, if any, and its components in stockholder’s equity. Cooper did not have other comprehensive income during any periods presented and, accordingly, comprehensive income equals net income for all periods presented.

(c)  Accounting for Revenue, Voyage and Operating Expenses:  Revenues are generated from voyage and time charter agreements. If a time or voyage charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract that is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo. A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port and adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. We do not begin recognizing voyage or time charter revenue until a charter contract has been agreed to both by us and the charterer. Demurrage income, which is included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned. Probable losses such as uncollectible amounts from time and voyage charters are provided for in full at the time such losses can be estimated.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Commissions are expensed over the related charter period and all the other voyage expenses are expensed as incurred. For time charters all voyage expenses except commissions are assumed by the charterer of the vessel. For voyage charters all voyage costs are assumed by the owner of the vessel.

Vessel operating expenses are all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under voyage and time charter agreements the operating expenses are assumed by the owner of the vessel.

Notes to financial statements

(d)  Foreign Currency Transactions:  The functional currency of Cooper is the United States Dollar because Cooper’s vessel operates in international shipping markets that utilize the United States Dollar as the functional currency. The accounting records of Cooper are maintained in United States Dollars. Transactions involving other currencies during the year are converted into United States Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the United States Dollar, are translated into the functional currency using the exchange rate at that date. Gains or losses resulting from foreign currency transactions and translations are included in foreign currency gains and losses, net in the accompanying statements of income.

(e)  Cash and Cash Equivalents:  Cooper considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)  Trade Accounts Receivable, net:  The amounts shown as trade accounts receivable, net reflect the estimated recoveries from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Cooper had not established any allowance for doubtful accounts as of December 31, 2009. As of December 31, 2008, the allowance for doubtful receivables amounted to $301 which is comprised entirely of a bad debt expense that incurred during the year.

(g)  Inventories:  Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(h)  Fixed Assets, net:  Fixed assets, net consist of one vessel which is stated at cost, less accumulated depreciation. Vessel cost consists of the contract price of the vessel and any other expenses to prepare the vessel for its intended use. The vessel is depreciated beginning when it is delivered from the shipyard and ready for its intended use, on a straight-line basis over the remaining economic useful life, after considering the estimated residual value. Management estimates the useful life to be 25 years.

(i)  Drydocking and special survey expenses:  Drydocking and special survey expenses are deferred and amortized over the estimated period to the next scheduled drydocking or special survey, which are generally two and a half years and five years, respectively. Unamortized drydocking and special survey expenses of vessels that are sold are written-off to income in the year of the vessel’s sale. There were no drydocking or special survey expenses for the periods presented in these financial statements.

(j)  Impairment of Long-lived Assets:  Impairment loss is recognized on a long-lived asset used in operations when indicators of impairment are present and the carrying amount of the long-lived asset is less than its fair value and it is not recoverable from the undiscounted cash flows estimated to be generated by the asset. In determining future benefits derived from use of long-lived assets, Cooper performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived asset. If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. Cooper did not note for the year ended December 31, 2008, any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable. However, during the year ended December 31, 2009, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for tanker vessels decreased and values of assets were affected although there were limited transactions to confirm the extent of such decreases. Cooper considered these market developments as indicators of potential impairment of the carrying amount of its asset. Cooper performed the undiscounted cash flow test as of December 31, 2009 for its vessel and determined that the undiscounted cash flows support the vessel’s carrying amount as of December 31, 2009.

Notes to financial statements

(k)  Deferred Charges:  Deferred charges consist of fees paid to lenders for obtaining new loans or refinancing existing loans and are capitalized as deferred finance charges and amortized to interest expense over the term of the respective loan using the effective interest rate method.

(l)  Concentration of Credit Risk:  Financial instruments which potentially subject Cooper to significant concentrations of credit risk consist principally of trade accounts receivable. Most of Cooper’s revenues were derived from a few charterers. For the year ended December 31, 2009 Clearlake Shipping Ltd, ST Shipping and Transport Pte and Standard Tankers Bahamas (an affiliate of Exxon Mobil) accounted for 46%, 24%, and 16% of total revenue, respectively. For the year ended December 31, 2008 Petroleo Brasileiro SA, Sun International LTD, Valero Marketing and Supply Company, Petro-Canada and British Petroleum Shipping Limited accounted for 31%, 12%, 11%, 10% and 10% of total revenue, respectively. For the year ended December 31, 2007, British Petroleum Shipping Limited accounted for 87% of total revenue. Cooper does not obtain rights of collateral from its charterers to reduce its credit risk.

(m)  Fair Value of Financial Instruments:  On January 1, 2008, Cooper adopted the new accounting guidance relating to fair value measurement for financial assets and liabilities and any other assets and liabilities carried at fair value. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Cooper’s adoption of this new guidance did not have a material effect on Cooper’s Financial Statements for financial assets and liabilities and any other assets and liabilities carried at fair value. The carrying value of trade receivables, accounts payable and accrued liabilities approximates fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest.

(n)  Income Taxes:  Cooper is not subject to the payment of any Marshall Islands income tax on its income. Instead, a tax is levied based on the tonnage of the vessel, which is included in operating expenses (Note 7).

(o)  Recent Accounting Pronouncements:

In February 2007, new accounting guidance was issued permitting the election of fair value measurement for many financial instruments and certain other items, with unrealized gains and losses on designated items recognized in earnings at each subsequent period. This guidance also established presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. Cooper elected not to adopt any of the fair value options offered by this guidance.

In December 2008, new guidance was issued which requires public entities to provide additional disclosures about transfers of financial assets and to provide additional disclosures about their involvement with variable interest entities. The adoption of this guidance during the year ended December 31, 2008, has had no effect on disclosures in our financial statements.

In May 2009, new accounting guidance was issued which established principles and requirements for reporting events or transactions occurring after the balance sheet date. The guidance requires us to disclose the date through which subsequent events have been evaluated and whether it is the date the financial statements were issued. It also requires an entity to consider pro forma financial information disclosures if an unrecognized subsequent event is significant and to reissue financial statements filed with the SEC or other regulatory agencies if failure to do so could make the financial statements misleading. The new guidance is effective prospectively for financial statements issued for interim and annual periods ending after June 15, 2009. Cooper’s adoption of this guidance subsequent to December 31, 2008 did not have a material impact on its financial statements.

In June 2009, new accounting guidance was issued which established the FASB Accounting Standards Codification as the single source of authoritative US GAAP. The new guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Cooper’s adoption of

Notes to financial statements

this guidance subsequent to December 31, 2008 did not have a material impact on its financial statements.

In June 2009, new guidance was issued to revise the approach to determine when a variable interest entity (“VIE”) should be consolidated. The new consolidation model for VIEs considers whether the Company has the power to direct the activities that most significantly impact the VIE’s economic performance and shares in the significant risks and rewards of the entity. The guidance on VIEs requires companies to continually reassess VIEs to determine if consolidation is appropriate and provide additional disclosures. The new guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. Cooper does not expect that the adoption of this guidance will have a material impact on its financial statements.

3.	Transactions with Related Parties

The vessel owning company of the M/T Miltiadis M II had related party transactions with CMTC and its subsidiaries including Capital Ship Management Corp. (the “Manager” or “CSM”) mainly for the following reasons:

➢	Capital contribution from CMTC;

➢	Loan agreements that CMTC entered into, acting as the borrower, for the financing of the acquisition of the M/T Miltiadis M II;

➢	Manager payments on behalf of the vessel owning company and hire receipts from charterers;

➢	Manager monthly fees, for providing services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services; and

➢	Funds advanced to and received from entities with common ownership.

Cooper recognized the amounts of $540, $540, and $270 for the years ended December 31, 2009, 2008 and 2007, respectively, as management fee expense in its income statements in accordance with the management agreement that it has entered into with CSM. Under this agreement CSM provides commercial, technical, insurance and administrative services to Cooper in exchange of a monthly fee.

Balances with related parties consisted of the following:

	As of	As of
	December 31, 2009	December 31, 2008

Due from Related Parties:
CSM—Manager(a)	1,878	56

Total due from related parties	$1,878	$56

Due to Related Parties:
CMTC—loan—(b)	32,460	35,621
CSM—Manager(a)	—	1,764

Total due to related parties	$32,460	$37,385

(a)  Manager: The balance in this line item relates to funds that are received from charterers, less disbursements made to creditors, including loan principal and loan interest repayments that were made by the Manager on behalf of the vessel-owning subsidiary.

(b)  CMTC Loans: On June 26, 2006 CMTC entered into a loan agreement up to $187,000, divided in three tranches, with a bank for the refinancing of the existing debt of 13 vessel owning subsidiaries. CMTC drew down the amount of $168,600 under the respective loan agreement. On September 15, 2006 CMTC amended the loan agreement with the tranche D to include an additional $70,000 for the financing of the M/T Miltiadis M II (“the related party loan”). CMTC drew down the amount of

Notes to financial statements

$70,000 on the same date. Under this loan agreement CMTC was the borrower and the vessel-owning companies, including Cooper, acted as guarantors and all the vessels have been provided as collateral to the loan. The loan is comprised of a number of tranches and the guarantors in all tranches are jointly and severally liable under the terms of the loan agreement.

As of December 31, 2009 and 2008, the balance of the CMTC loan was $124,897 and $137,850 respectively.

A summary of the related-party loan is shown below:

	As of	As of
	December 31, 2009	December 31, 2008

Total related-party loan	$32,460	$35,621
Less: Current portion	3,161	3,161

Long-term portion	$29,299	$32,460

The related party loan bears interest at LIBOR plus a margin of 85 basis points payable quarterly. The bank loan was secured by a first preferred mortgage on the respective vessel and a general assignment of the earnings, insurances, mortgage interest insurance, and requisition compensation of the respective vessel. The weighted average interest rate for the related party loan as of December 31, 2009 and 2008 was 1.47% and 4.07% respectively. Interest expense for the related-party loan for the years ended December 31, 2009, 2008 and 2007 amounted to $511, $1,596 and $3,080 respectively.

The loan agreement also contains customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses, the ratio of net Total Indebtedness to the aggregate Market Value of the total fleet. The loan agreement also contains the collateral maintenance requirement. As of December 31, 2009, Cooper was in compliance with all debt covenants.

The required annual loan principal payments for the related-party loan to be made subsequent to December 31, 2009, are as follows

Related Party Loan Repayment Schedule

Year ending December 31,	Amount

2010	$3,161
2011	3,161
2012	3,161
2013	3,161
2014	3,161
Thereafter	16,655

Total	$32,460

Notes to financial statements

4.	Vessel

An analysis of vessel, net is as follows:

	As of	As of
	December 31, 2009	December 31, 2008

Cost:
Vessel cost	88,545	88,545
Total cost	88,545	88,545
Less: accumulated depreciation	(12,307)	(8,950)

Vessel, net	$76,238	$79,595

The vessel has been provided as collateral to secure the related-party loan by CMTC.

5.	Accrued Liabilities

Accrued liabilities consist of the following:

	As of	As of
	December 31, 2009	December 31, 2008

Loan interest and loan fees	4	5
Wages and crew expenses	75	47
Other operating expenses	85	66
Voyage expenses and commissions	138	223

Total	$302	$341

6.	Stockholder’s Equity

General:  Cooper was formed on April 6, 2006, and its common stock at inception consisted of 500 shares authorized with no par value.

Additional Paid in Capital:  The amount shown in the accompanying balance sheets as additional paid-in capital represents contributions made by CMTC to finance the vessel acquisition in excess of the amount of the bank loan obtained. Such contributions amounted to $18,500 for the year ended December 31, 2006. No additional contributions were made for the years ended December 31, 2009, 2008 and 2007.

7.	Income Taxes

Under the laws of Marshall Islands, the country of incorporation of Cooper, and the laws of Liberia, the country of registration of the vessel, Cooper is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying statements of income.

Based on its current operations, Cooper does not expect to have U.S. source domestic transportation income. However, certain of Cooper’s activities give rise to U.S. source international shipping income, and future expansion of Cooper’s operations could result in an increase in the amount of U.S. source international shipping income, as well as give rise to U.S. source domestic transportation income, all of which could be subject to U.S. federal income taxation, unless the exemption from U.S. taxation under Section 883 of the Code applies.

Notes to financial statements

8.	Commitments and Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of Cooper’s vessel. Cooper is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the financial statements.

Cooper accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, Cooper is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

9.	Subsequent Events

We have evaluated subsequent events through March 1, 2010, the date the financial statements are issued.

Through and including          (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our Common Stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

Crude Carriers Corp.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

The amended and restated bylaws of the Registrant will provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

(1)  all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant; and

(2)  all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Business Corporations Act of the Republic of the Marshall Islands (the “BCA”) in which relief from liability is granted to him by the court.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers.

(1)  Actions not by or in right of the corporation.  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)  Actions by or in right of the corporation.  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that,

Crude Carriers Corp.

despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)  When director or officer successful.  To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)  Payment of expenses in advance.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)  Continuation of indemnification.  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(6)  Insurance.  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.	Recent Sales of Unregistered Securities

On November 4, 2009, we issued 100 shares of our Capital Stock, par value $1.00 per share, to Crude Carriers Investments Corp. in consideration of a capital contribution of $100.00. That issuance was exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

Crude Carriers Corp.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation of Crude Carriers Corp.*
3.2	Amended and Restated Bylaws of Crude Carriers Corp.*
4.1	Form of Registration Rights Agreement between Crude Carriers Corp. and Crude Carriers Investments Corp.*
4.2	Form of Subscription Agreement for Class B Stock between Crude Carriers Corp. and Crude Carriers Investments Corp.*
4.3	Specimen stock certificate representing the Registrant’s common stock*
5.1	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands counsel to Crude Carriers, as to the legality of securities being registered*
8.1	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands counsel to Crude Carriers, as to certain tax matters**
8.2	Opinion of Sullivan & Cromwell LLP, special United States counsel to Crude Carriers, as to certain United States federal income tax matters
10.1	Form of Management Agreement between Crude Carriers Corp. and Capital Ship Management Corp.*
10.2	Form of Business Opportunities Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp.*
10.3	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Cooper Consultants Co.*
10.4	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Alexander the Great Carriers Corp.*
10.5	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Achilleas Carriers Corp.*
10.6	Crude Carriers 2010 Equity Incentive Plan*
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consent of Clarkson Research Services Limited*
23.3	Consent of Evangelos M. Marinakis*
23.4	Consent of Gregory J. Timagenis*
23.5	Consent of Pierre de Demandolx Dedons*
23.6	Consent of Gerasimos G. Kalogiratos*
23.7	Consent of Andreas C. Konialidis*
23.8	Consent of Socrates Kominakis*
23.9	Consent of Richard Sages*
24.1	Powers of Attorney

* Previously filed.

Crude Carriers Corp.

Item 9.	Undertakings.

Reg.  S-K, Item 512(f) Undertaking: The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Reg.  S-K, Item 512(h) Undertaking: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Reg.  S-K, Item 512(i) Undertaking: The undersigned registrant hereby undertakes that:

1.  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

2.  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Crude Carriers Corp.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on March 1, 2010.

CRUDE CARRIERS CORP.

By:	/s/ Gerasimos G. Kalogiratos
Name: Gerasimos G. Kalogiratos
Title: Chief Financial Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons on March 1, 2010 in the capacities indicated.

Signature		Title

/s/ Evangelos M. Marinakis Evangelos M. Marinakis		Chairman of the Board of Directors, Chief Executive Officer and Director
/s/ Ioannis E. Lazaridis Ioannis E. Lazaridis		President
/s/ Gerasimos G. Kalogiratos Gerasimos G. Kalogiratos		Chief Financial Officer and Director
/s/ * Andreas C. Konialidis		Chartering Manager and Director
/s/ * Gregory J. Timagenis		Director
/s/ * Richard Sages		Director
/s/ * Pierre de Demandolx Dedons		Director
/s/ * Socrates Kominakis		Director
By:	/s/ Gerasimos G. Kalogiratos Gerasimos G. Kalogiratos, Attorney-in-fact

Crude Carriers Corp.

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant’s duly authorized representative in the United States has signed this Registration Statement in Newark, Delaware, on March 1, 2010.

PUGLISI & ASSOCIATES

By:	/s/ Gregory F. Lavelle
Name: Gregory F. Lavelle
Title: Managing Director

Crude Carriers Corp.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation of Crude Carriers Corp.*
3.2	Amended and Restated Bylaws of Crude Carriers Corp.*
4.1	Form of Registration Rights Agreement between Crude Carriers Corp. and Crude Carriers Investments Corp.*
4.2	Form of Subscription Agreement for Class B Stock between Crude Carriers Corp. and Crude Carriers Investments Corp.*
4.3	Specimen stock certificate representing the Registrant’s common stock*
5.1	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands counsel to Crude Carriers, as to the legality of securities being registered*
8.1	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands counsel to Crude Carriers, as to certain tax matters*
8.2	Opinion of Sullivan & Cromwell LLP, special United States counsel to Crude Carriers, as to certain United States federal income tax matters
10.1	Form of Management Agreement between Crude Carriers Corp. and Capital Ship Management Corp.*
10.2	Form of Business Opportunities Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp.*
10.3	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Cooper Consultants Co.*
10.4	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Alexander the Great Carriers Corp.*
10.5	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Achilleas Carriers Corp.*
10.6	Crude Carriers 2010 Equity Incentive Plan*
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consent of Clarkson Research Services Limited*
23.3	Consent of Evangelos M. Marinakis*
23.4	Consent of Gregory J. Timagenis*
23.5	Consent of Pierre de Demandolx Dedons*
23.6	Consent of Gerasimos G. Kalogiratos*
23.7	Consent of Andreas C. Konialidis*
23.8	Consent of Socrates Kominakis*
23.9	Consent of Richard Sages*
24.1	Powers of Attorney

* Previously filed.